Form 10-K405, Exhibit 13
period 1998-12-31
BURLINGTON RESOURCES INC
filed 1999-02-26
CIK 833320

1998 ANNUAL REPORT
           BURLINGTON RESOURCES

                                [Photo Montage]

"We are a global super independent determined to build long-term shareholder value through value-added growth and effective cost management."

                                    CONTENTS


Operational Highlights .............   1
Shareholder Letter .................   2
Review of Operations ...............   5
Financial Review ...................  20


                              BURLINGTON RESOURCES

                         [Photo of Oil Field Equipment]

Burlington Resources is engaged in the exploration, development, production and marketing of oil and gas. The Company conducts activities in several strategic areas, domestically and internationally, and ranks first among U.S. independent oil and gas companies in terms of proved U.S. reserves. BR combines the diverse global opportunities, critical mass and financial strength of a major oil company with the entrepreneurial spirit, flexibility and responsiveness of an independent operator. Our history dates to the 1800's and represents a heritage of growth and success.

TERMS USED IN THIS REPORT

Bbls                Barrels

BCF                 Billion Cubic Feet

BCFE                Billion Cubic Feet of Gas Equivalent

MBbls               Thousands of Barrels

MMBbls              Millions of Barrels

MCF                 Thousand Cubic Feet

MMCF                Million Cubic Feet

MCFE                Thousand Cubic Feet of Gas Equivalent

MMCFE               Million Cubic Feet of Gas Equivalent

MMBTU               Million British Thermal Units

TCF                 Trillion Cubic Feet

TCFE                Trillion Cubic Feet of Gas Equivalent

2-D                 Two Dimensional

3-D                 Three Dimensional

NGLs                Natural Gas Liquids

DD&A                Depreciation, Depletion and Amortization

BR                  Burlington Resources Inc.

LL&E                The Louisiana Land and Exploration Company

Shelf Shallow Waters of the Outer Continental Shelf in the Gulf of Mexico

Deep water          Water Depths of 600 Feet or Greater
                    in the Gulf of Mexico



Proved reserves represent estimated quantities of oil and gas which geological and engineering data demonstrate, with reasonable certainty, can be recovered in future years from known reservoirs under existing economic and operating conditions. Reservoirs are considered proved if shown to be economically producible by either actual production or conclusive formation tests.

Proved developed reserves are the portion of proved reserves which can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved undeveloped reserves are the portion of proved reserves which can be expected to be recovered from new wells on undrilled proved acreage, or from existing wells where a relatively major expenditure is required for completion.

Net acreage and net oil and gas wells are obtained by multiplying gross acreage and gross oil and gas wells by the Company's working interest percentage in the properties.

Oil is converted into cubic feet of gas equivalent based on 6 MCF of gas to one barrel of oil.

                               TABLES AND GRAPHS

                              NATURAL GAS RESERVES

                                  December 31,

                                     (TCF)

                                  [Bar Graph]

                                     6.2

                                     6.4

                                     6.4

                             NATURAL GAS PRODUCTION

                            Year Ended December 31,

                                 (MMCF per day)

                                  [Bar Graph]

                                   1996 1,603

                                   1997 1,669

                                   1998 1,647

                               NATURAL GAS PRICES

                            Year Ended December 31,
                                  ($ per MCF)

                                  [Bar Graph]

                                   1996 $2.05

                                   1997 $2.18

                                   1998 $1.97

                                  OIL RESERVES
                                  December 31,
                                    (MMBbls)

                                  [Bar Graph]

                                   1996 305.8

                                   1997 253.7

                                   1998 273.2

                                 OIL PRODUCTION

                             Year Ended December 31,

                                 (MBbls per day)

                                  [Bar Graph]

                                   1996 91.1

                                   1997 87.2

                                   1998 82.7

                                   OIL PRICES

                            Year Ended December 31,
                                  ($ per Bbl)

                                  [Bar Graph]

                                  1996 $20.39

                                  1997 $19.24

                                  1998 $13.28



                             CAPITAL EXPENDITURES*
                            Year Ended December 31,
                                  ($ Millions)

                                  [Bar Graph]

                                   1996 $804

                                  1997 $1,245

                                  1998 $1,165

                              RESERVE REPLACEMENT*
                            Year Ended December 31,
                            (Percent of Production)

                                  [Bar Graph]

                                   1996 115%

                                   1997 188%

                                   1998 123%

                                3 yr. avg. 142%

                           RESERVE REPLACEMENT COSTS*

                            Year Ended December 31,
                                  ($ per MCFE)

                                  [Bar Graph]

                                   1996 $.82

                                   1997 $.77

                                   1998 $1.10

                                3 yr. avg. $.88

*Includes Acquisitions

[Map Graphic]

Permian

San Juan

Anadarko

Wind River

Williston

Deep Water

Onshore Gulf Coast

Shelf

[Globe Graphic]     N. America

[Globe Graphic]     Venezuela
                    Colombia

[Globe Graphic]     North Sea
                    East Irish Sea
                    Egypt
                    Algeria

[Globe Graphic]     Indonesia

STATISTICAL DATA

OPERATIONAL HIGHLIGHTS

                                                   OPERATING DATA
                                          1998          1997            1996

Year-end Proved Reserves
   Gas (BCF)                             6,380          6,418           6,231
   Oil (MMBbls)                          273.2          253.7           305.8
   Total (BCFE)                          8,019          7,940           8,066

Production
Gas (MMCF per day)                       1,647          1,669           1,603
   Oil (MBbls per day)                    82.7           87.2            91.1
   Total (MMCFE per day)                 2,143          2,192           2,150

Average Sales Price
   Gas (per MCF)                        $ 1.97         $ 2.18         $ 2.05
   Oil (per Bbl)                        $13.28         $19.24         $20.39

Average Production Costs (per MCFE)     $  .49         $  .51         $  .54
Wells Drilled (Net)                        361            317            241
Percentage Successful                       88%            89%            90%
Gross Wells Drilling at Year end            30             55             77
Net Wells Drilling at Year end              17             29             32


                                 FINANCIAL DATA

(In Millions, Except per Share Amounts)   1998          1997             1996
Revenues                                $1,637        $2,000           $2,200
Operating Income                           218           503              580
Net Income (a)                              86           319              335
Basic Earnings per Common Share (a)     $  .48        $ 1.80          $  1.89
Weighted Average Common Shares             177           177              177

Cash Flows from Operations              $  770        $1,122          $   995
Capital Expenditures                     1,165         1,245              804

Total Assets                             5,917         5,821            5,683
Long-term Debt                           1,938         1,748            1,853
Stockholders' Equity                    $3,018        $3,016          $ 2,808
Long-term Debt to Capital Ratio             39%           37%              40%
Cash Dividends per Common Share         $  .55        $  .46          $   .44


(a) Included in 1997 is an $80 million pretax charge ($71 million after tax or $.40 per share) related to the LL&E merger for severance and related exit costs, and transaction costs. Also included in 1997 is a $50 million pretax gain ($31 million after tax or $.18 per share) related to the sales of oil and gas properties associated with the divestiture program. Excluding these non-recurring items, Basic Earnings per Share would have been $2.02 in 1997. Excluding the non-recurring item related to the reorganization charge of $30 million ($18 million after tax or $.11 per share), Basic Earnings per Common Share would have been $2.00 in 1996.

"Even after a challenging year like 1998, BR's mission remains unchanged. Our objective is to deliver long-term shareholder value through value-added growth and effective cost management."

TO OUR FELLOW STOCKHOLDERS



                               SHAREHOLDER LETTER

Nineteen ninety-eight was a year which provided us all a vivid reminder of the extremely cyclical nature of our business as the industry experienced considerable volatility, uncertainty and turmoil. Although the year began with a great deal of optimism, an unseasonably mild winter and economic difficulties in key areas of the world led to extremely low oil prices and disappointing natural gas prices by year end. In response to this collapse in commodity prices, the industry's activity level - which began 1998 at record highs - ended the year near historical lows. This environment is taking its toll on the industry, causing many companies severe financial distress, forcing the sale of key assets, necessitating capital spending curtailments and driving industry consolidation.

Though BR's financial results have been negatively affected by lower commodity prices, our solid balance sheet, high quality asset base and operational efficiency have allowed us to remain profitable and focused on our long-term value creation strategy. We have made prudent adjustments in our capital program to keep spending levels in line with expected cash flows. However, we have maintained funding for the programs and projects which we believe are key to our goal of delivering sustained value growth over a longer time horizon.

Capital expenditures totaled $1.2 billion in 1998 leading to solid operating results. We replaced 123% of 1998 production at a cost of $1.10 per MCFE. Reserve additions included the first reserves bookings from our highly successful Algerian exploration program, as well as substantial additions from the San Juan Basin of New Mexico. During 1998, we continued the program we began several years ago investing significant capital in geological and geophysical activities and lease acquisitions, investments which form the basis for substantial reserve additions in future years. In fact, over the past three years, we have dedicated $477 million to this area of our business. We now expect to begin to reap the benefits of these prior expenditures with a higher percentage of our 1999 exploration program targeted for the drill bit.

              [Oil and gas platform and other equipment Graphics]

During 1998, our production levels declined 2 percent from the previous year. While we anticipated the decline in our oil volumes, our gas production for the year was lower than expected for several reasons: unplanned mechanical downtime, weather related production interruptions and accelerating decline rates, primarily in our Gulf of Mexico operations.

Operationally, 1998 was highlighted by a number of successes domestically and internationally. We achieved a record level of production from our San Juan operations for the twelfth consecutive year. Development of the Madden Field in Wyoming moved forward with a successful drilling program in the shallow Lance and Lower Fort Union Formations, the increase in capacity at the Lost Cabin Gas Plant and the initiation of production from our third successful Deep Madison Formation well.

[PHOTO OF CHAIRMAN, PRESIDENT AND CEO]


In the Northwest European Shelf, we began development of our East Irish Sea properties, with plans for first production in the fourth quarter of 1999. We successfully drilled three new wells in Algeria and participated in the development of the giant Qoubba Field. We also expanded the Company's presence in North Africa with our entry into Egypt's Offshore North Sinai Block.

Even after a challenging year like 1998, BR's mission remains unchanged. Our objective is to deliver long-term shareholder value through value-added growth and effective cost management. We are committed to maintaining our focus on this goal, irrspective of near-term production gains or commodity price swings, and we are resolute in maintaining the financial strength of the Company to pursue this objective. BR's debt to total capital ratio at year end stood at 39 percent, among the strongest in the E & P sector. With our initial 1999 capital budget set at $750 million, we believe that we will be able to maintain our solid financial position during 1999. Such strength will enable us to quickly react to the opportunities that are sure to be generated in the current operating environment.

Admittedly, we have adopted an aggressive long-term growth target. In order to position ourselves for success, we have transformed Burlington Resources from a purely domestic exploitation company into a global Super Independent. Because of the maturity of the United States from an exploration perspective, we are building an international exploration and production business where we believe a number of meaningful growth opportunities exist.

Our strong domestic asset base provides a dependable source of cash flow, although there are limited opportunities within this business unit to provide the type of significant growth we desire. The exception, of course, is the Deep water play in the Gulf of Mexico to which we have made a major commitment. Growth initiatives such as our Deep water Gulf of Mexico and international programs require large capital investments and longer lead times. Our strong balance sheet and stable domestic production base provide us with key advantages in pursuing this strategy.

We are enthusiastically looking ahead to our 1999 capital program. In North America, our Deep water exploration program will become fully operational, with seven to ten wells planned for the year. In light of the current industry environment, some of our anticipated 1999 Deep water activity may be delayed due to a lack of partner participation. We are completing a plant expansion at the Madden Field, doubling capacity to relieve current production constraints and in preparation for the next Deep Madison well, which is currently drilling. Our San Juan Basin conventional gas development will intensify in 1999 with an expanded Mesaverde infill drilling program. Internationally, in addition to new exploration and appraisal drilling, we will commence development of the MLN Field in Algeria once we receive government approval for our exploitation plan. The Company will drill at least one of the high potential exploration prospects identified on Venezuela's Delta Centro Block in the first half of the year and initiate the second phase of our East Irish Sea development by mid-year 1999.


1998 PROVED RESERVES
Total:  8.0 TCFE

[Pie Chart]

International Gas        7%

International Oil        3%

Domestic Gas            73%

Domestic Oil            17%


1998 DAILY PRODUCTION
Total:  2.1 BCFE

[Pie Chart]

International Gas        3%

International Oil        5%

Domestic Gas            74%

Domestic Oil            18%

                          [Photo of a Treating Plant]

"In pursuing our long-term strategy, we strive to maintain a balance between near-term production and long-term value growth."


In pursuing our long-term strategy, we strive to maintain a balance between near-term production and long-term value growth. However, we refuse to fall prey to the temptation of adding production volumes that do not generate true, long-term value in order to meet artificially imposed, short-term growth targets. When we face the inevitable trade-offs in capital allocation, as we must in today's lower price environment, our choices are driven by what is best for our shareholders in the long run. Our 1999 capital program reflects this discipline with our decision to reduce capital spending on the Gulf of Mexico Shelf where smaller reserve targets and steeper decline rates have made this area less attractive in relation to other opportunities that can have a significant impact on the Company's underlying value.

Last year we saw unprecedented deterioration of equity values among E & P companies and we were certainly not satisfied with the performance of our stock. Although there is a great deal of pessimism about our industry as we approach the millennium, at Burlington Resources we are much more optimistic. BR possesses a high quality domestic asset base that generates considerable cash flow for reinvestment; a well balanced risk portfolio that includes a large inventory of exploitation opportunities capable of maintaining stable annual production without deterioration in overall value; a growing portfolio of high potential growth oriented exploration projects; and, finally, superior financial stability and flexibility. These qualities allow us to generate, nurture and fund high-impact opportunities for the future, even in difficult times.

Reduced industry spending in 1999 will undoubtedly tighten natural gas supply and create upward pressure on that commodity's price. As one of the largest holders of U.S. natural gas, we believe our shareholders are superbly positioned to benefit from the inevitable improvement in this market. And, as one of the strongest independent E & P companies, both financially and operationally, we believe our disciplined approach to investment in long-term growth opportunities will deliver competitive value accretion to our shareholders. On the pages that follow, we hope to give you insight into our progress, plans for the future and efforts in positioning ourselves for growth and building long-term shareholder value.

In closing, this annual report is dedicated to the memory of a friend and former officer, Hays Warden, retired Senior Vice President and Controller, who recently lost a battle with cancer. Hays contributed much to BR and will be missed.



/s/ Bobby S. Shackouls
----------------------
Bobby S. Shackouls
Chairman, President and
Chief Executive Officer


                                [Photo Montage]

REVIEW OF 1998 OPERATIONS

NORTH AMERICA
& INTERNATIONAL

                  [BURLINGTON RESOURCES NORTH AMERICA GRAPHIC]

BUSINESS AT A GLANCE

Burlington Resources North America (BRNA) was formed as a separate business unit in 1998 to reinforce the value creation potential of the Company's high quality domestic assets. With reserves of 7.2 TCFE (81 percent natural gas and 19 percent oil), the size and quality of BRNA's asset base is unparalleled among independent oil and gas companies. These assets have yielded solid operating results and a strong production profile since BR's inception and are expected to be the springboard for the Company's future growth.

BRNA is the largest independent natural gas producer in the U.S. Proved natural gas reserves at year-end 1998 stood at 5.9 TCF. This reserve base provides an optimal balance between near-term cash flow generation and long-term stability, with a reserve-to-production index of ten years.

                                [Globe Graphic]

NORTH AMERICA
1998 HIGHLIGHTS

Formed BR North America as a separate business unit.

Added 734 BCFE of proved reserves.

Achieved record gas production levels in the San Juan Basin for the twelfth consecutive year.

Expanded the Mesaverde 80-acre infill program to two new pilot areas.

Debottlenecked the Lost Cabin Gas Plant at the Madden Field, increasing the plant inlet capacity to 65 MMCF of gas per day.

Reduced Madden Field shallow formation average drilling costs by over 35 percent.

Completed delineation of Cedar Hills Field in preparation for unitization and waterflooding.

Drilled 28 successful wells in the onshore Gulf Coast area.

First Deep water Gulf of Mexico production for BR came on stream from the Cinammon prospect at Green Canyon 89.

NORTH AMERICA
RESERVES
December 31, 1998

               GAS      OIL    TOTAL
              (BCF)  (MMBbls) (BCFE)
-------------------------------------
Proved
Developed
Reserves     4,565    199.2   5,760

Proved
Undeveloped
Reserves     1,293     27.4   1,458
-------------------------------------
Total
Proved
Reserves     5,858    226.6   7,218
-------------------------------------

"BR North America's primary business objective is to implement a balanced portfolio of projects which, in aggregate, will contribute to BR's corporate value growth goals each year."

Technological innovation and cost containment have led to the development of several core assets in the U.S., where investment repeatability and economies of scale have allowed the Company to achieve superior returns. A prime example is the San Juan Basin, where BR is the largest and lowest cost operator. New business development activities are focused in areas that may become core assets in the future. One example of this strategy is the Deep water Gulf of Mexico, where the Company has amassed a 185-block leasehold inventory.

BRNA's primary business objective is to implement a balanced portfolio of projects which, in aggregate, will contribute to BR's corporate value growth goals. Activities are organized around core asset and strategic focus areas.

Each focus area develops strategies consistent with its unique strengths and opportunities. Investment options include exploration, exploitation, developmentand acquisition projects, as well as other business opportunities designed to enhance the value of core operations. The Company continuously evaluates its asset portfolio based on investment performance and anticipated investment potential. This evaluation drives capital allocation and business strategies for each asset area.

During 1998, oil and gas capital expenditures related to BRNA's operations totaled $921 million: $407 million for exploration; $491 million for development projects; and $23 million related to proved acquisitions. As a result of these investments, the business unit added
734 BCFE to its proved oil and gas reserves, achieving a reserve replacement ratio of 102 percent. Reserve replacement costs averaged $1.25 per MCFE. These 1998 results represent continuing strong operating performance in the U.S. Over the last three years, BR's U.S. reserve replacement has averaged 131 percent, while its reserve replacement costs have averaged $.89 per MCFE.

SAN JUAN BASIN

The San Juan Basin is the cornerstone of BR, providing significant earnings and the cash flow to fuel the Company's long-term growth strategy. The assets in this basin account for approximately half of BR's gas reserves and daily gas production. These assets generate more than three times the cash flow required to maintain production levels in this basin.

                    [Gas Plant and South Louisiana Graphics]
                                                                               7

NORTH AMERICA
1998 PROVED RESERVES
Total: 7.2 TCFE

[PIE CHART GRAPHIC]

Onshore Oil       16%
Offshore Oil       3%
Onshore Gas       75%
Offshore Gas       6%

[PIE CHART GRAPHIC]
North America 1998
Daily Production
Total: 1.9 BCFE

Onshore Oil      15%
Offshore Oil      5%
Onshore Gas      63%
Offshore Gas     17%


As the largest operator and the lowest cost producer in the basin, BR continually adds significant value by using its technical expertise to optimize costs.

The San Juan Basin, located in northwest New Mexico and southwest Colorado, is one of the most prolific hydrocarbon producing basins in the U.S. The four major gas producing horizons, the Fruitland Coal, Pictured Cliffs, Mesaverde and Dakota, in the basin range in depth from 1,000 to 8,500 feet.

In 1998, BR achieved a record level of gas production in the basin for the twelfth consecutive year. At year end, net daily gas production reached over 840 MMCF per day. Over the last ten years, BR has grown production in the San Juan Basin at an annual compound rate of over 15 percent. While the rate of growth has moderated in recent years as the coalbed methane play has matured, the growth rate over the last five years has averaged seven percent.

Contributing approximately half of BR's net gas production from the San Juan Basin, the Fruitland Coal is the largest producing coalbed methane reservoir ever discovered worldwide. Because of BR's development of the Fruitland Coal, it is the world's largest producer of coalbed methane. BR also operates the Val Verde Plant, the basin's largest treating plant, along with approximately 420 miles of gathering lines and 14 compressor stations. Optimization projects such as recavitations and wellsite compression have added net incremental coal seam gas volumes in each of the last five years, to a peak of over 460 MMCF of gas per day in early 1998. Net annualized coal seam gas volumes remained relatively constant at 450 MMCF per day for the year.

In the conventional horizons, a major focus of the efforts has been the Mesaverde Formation which was originally developed in the 1950's on 320 acre spacing and down spaced in the early 1970's on 160 acre spacing. In 1994, BR undertook an extensive study of the formation across the entire basin. Results indicated that down-spaced drilling (infill drilling) on 80 acre spacing could increase gross recoverable gas reserves by approximately 1.5 TCF across the basin. A pilot infill drilling program begun in 1997 was expanded in 1998 to include two additional pilot areas. To date, BR has drilled 38 Mesaverde infill wells, investing about $9 million.

New basin-wide increased density pool rules that allow for 80 acre infilling of the Mesaverde formation were approved by the New Mexico Oil Conservation Division in February 1999. BR plans to drill 50 new wells in 1999. By 2000, the development program is planned to level out at 90 wells per year. The Company plans to spend about $80 million to drill in excess of 400 infill wells over the next five years. In total, the Mesaverde infill program exposes the Company to significant gas reserves at a cost to add of about $.32 per MCF.

Another effort started in 1998 was the Lewis Shale project, involving data gathering from one of the major source rock shales in the basin. Results are promising, with the average gross production increase for the first 29 completions at 300 MCF of gas per day and a cost to add of around $.30 per MCF of gas. The project will continue in 1999 by adding Lewis Shale to existing Mesaverde well bores with 66 completions planned. If results continue to be favorable, the Company could expand the program to recomplete over 1,000 wells in the Lewis Shale over the next five years. Total net costs for the expanded program would be approximately $145 million, resulting in significant increases in reserves.

                         [Pipe and gas plant Graphics]

NORTH AMERICA
PRODUCTION & PRICES
Year Ended December 31,

                         1998            1997            1996
---------------------------------------------------------------
Production

  Gas                   1,580           1,592           1,520
  (MMCF per day)

  Oil                      66.2            68.3            72.2
  (MBbls per day)
---------------------------------------------------------------
Average
Sales Prices

  Gas (per MCF)     $       1.94    $       2.16    $       2.02
  Oil (per Bbl)     $      13.31    $      19.32    $      20.64

---------------------------------------------------------------

In 1997, BR continued its exploratory efforts in the Deep Pennsylvanian Formation. Two exploratory wells were drilled that confirmed reservoir quality rock and hydrocarbon sourcing. During 1998, the Company acquired 350 square miles of 3-D seismic aimed at locating structural or stratigraphic trapping of hydrocarbons and delineating prospects for 1999. BR holds 815,000 gross acres in the Pennsylvanian Formation. While this is a risky opportunity, the target sizes are large enough that success could result in substantial growth in production.

Early in 1998, BR acquired additional interest in the Allison Unit. The acquisition substantially increased the Company's ownership in the unit and added proved reserves of 75 BCFE. It allowed BR to accelerate development activity in the unit in 1998 and into 1999. The Company will continue to pursue strategic acquisitions that strengthen its significant position in the basin.


PERMIAN BASIN

BR's position in the Permian Basin comprises in excess of 662,000 net acres in several significant trends. These properties continue to provide a large number of opportunities to add both oil and gas reserves. Net production in the basin was approximately 85 MMCF of gas per day and 12,600 Bbls of oil per day in 1998.

The Company's primary asset in the Permian Basin is the Waddell Ranch, where BR controls nearly 77,000 gross or 37,000 net acres. Since assuming operations in 1991, BR has continuously increased oil production on the Waddell Ranch primarily through exploitation and optimization. In 1998, approximately 154 total projects were completed on the Waddell Ranch at a cost of $19 million. In 1999, the Company will implement more than 150 projects to increase recoveries from existing waterfloods through expansion and optimization.

ANADARKO BASIN

                              [GAS PLANT GRAPHIC]

The Anadarko Basin offers a balanced, diverse inventory of exploitation and exploration opportunities. During 1998, BR spent $63.5 million in the basin, completing 55 drilling and workover projects and acquiring 265 square miles of 3-D seismic data surveys. Average net gas production for the year from the basin was 107 MMCF of gas per day and oil production reached 600 Bbls per day.

A consolidated acreage position of approximately 250,000 net acres, in conjunction with over 700 square miles of proprietary 3-D seismic data, yields a significant competitive advantage for growth in the coming years.
In addition, BR's focus on reducing development costs should allow enhanced economic viability of low-risk exploitation projects in the future.


WILLISTON BASIN

The Williston Basin, located in western North Dakota and northeast Montana, is one of BR's primary oil producing areas. During 1998, 104 projects were completed in the basin at a cost of $89 million. At year end, net daily oil production for the basin was approximately 22,000 Bbls per day.

The Company's activity in 1998 focused on the Cedar Hills and East Lookout Butte Fields. These fields are located along the Cedar Creek Anticline and are part of the Red River "B"

"The cornerstone of BR is the San Juan Basin, providing significant earnings and the cash flow to fuel the Company's long-term growth strategy."

NORTH AMERICA
WELLS DRILLED
Year Ended December 31,

                    1998     1997     1996
---------------------------------------------
PRODUCTIVE

  Exploratory         16.3     29.0     23.3
  Development        297.7    247.5    189.3
---------------------------------------------
DRY

  Exploratory         27.5     26.5     17.5
  Development         12.5      8.5      5.9
---------------------------------------------
TOTAL NET WELLS      354.0    311.5    236.0
---------------------------------------------

NORTH AMERICA
CAPITAL EXPENDITURES
Year Ended December 31,
($ Millions)

                  1998           1997           1996
----------------------------------------------------
OIL AND GAS
ACTIVITIES       $  921         $  927         $  676
----------------------------------------------------
PLANTS AND
PIPELINES            60             40             45
----------------------------------------------------
ADMINISTRATION       45             32              8
----------------------------------------------------
TOTAL            $1,026         $  999         $  729
----------------------------------------------------


NORTH AMERICA UNIT COSTS
Year Ended December 31,
($ per MCFE)

                  1998             1997             1996
-----------------------------------------------------------
AVERAGE
PRODUCTION
COSTS            $   .47         $   .50         $   .52
-----------------------------------------------------------
DD&A Rates       $   .59         $   .58         $   .57
-----------------------------------------------------------

Trend. During 1998, the Cedar Hills Field delineation was completed in preparation for unitization and secondary recovery. If unitization of the field proceeds on schedule, plans for 1999 include constructing waterflood facilities, infill drilling and converting producing wells into water injectors. Production response to waterflooding is anticipated in 2001.

In the East Lookout Butte Field, BR is operator of a horizontal waterflood program. During 1998, BR drilled 24 infill wells and expects to complete infill drilling by year-end 1999.

With horizontal drilling technology and expertise, BR believes it has a key technical advantage in the Williston Basin. The Company has drilled over 300 horizontal wells in the basin and over 95 percent of the 1999 drilling budget for the basin will be spent on approximately 50 horizontal wells. While most E&P companies use outside directional drilling personnel on their horizontal wells, BR does all of its directional work with its own wellsite, geoscience and engineering staff. This has proven to be cost effective and has allowed BR to develop world class horizontal drilling capabilities, ultimately translating into higher well productivity and reserve recovery. This technical knowledge will be even more valuable when applied to other domestic and international opportunities requiring precision directional drilling skills.


WIND RIVER BASIN

BR's major asset in the Wind River Basin is the Madden Field in central Wyoming, an asset whose value is being significantly enhanced by applying the Company's engineering expertise. The field produces natural gas from multiple horizons, ranging in depth from 5,500 to over 24,000 feet. The Company's working interest varies by horizon, from 27 to 56 percent. The Madden Deep Unit, operated by BR, covers 70,000 gross acres. There are currently three well completions in the prolific deep Madison Formation and 58 producing wells in the shallower formations.

Increased drilling activity in the shallow horizons in 1998 overcame the natural field decline and resulted in gross shallow gas production increasing from 72 MMCF of gas per day early in the year to around 92 MMCF of gas per day at year end. The total year-end field production of 140 MMCF of gas per day is the highest sustained rate ever recorded in this 30 year old gas field. With commissioning of additional gas processing capacity in the field, gross field production is expected to grow to approximately 240 MMCF of gas per day by the end of 1999.

During 1998, the shallow drilling program was concentrated in the Lower Fort Union and Lance Formations. These programs were quite successful, with 13 wells drilled during the year. Completed well costs in Lower Fort Union wells have been reduced from an average of $1.4 million in late 1997 to under $900 thousand on the wells drilled in 1998. Additionally, with the average well now being drilled in 12 to 14 days, drilling time has been cut in half. The 1999 drilling program includes drilling 20 more Lower Fort Union and shallow Lance wells.


In 1998, BR successfully connected and initiated production from the Bighorn #4-36, the third well completed in the deeper Madison Formation. Completed in 1997, this well extended the lowest known gas in the pool, increasing proved gross reserves to approximately 2 TCF of gas.

Unlike the gas produced from the shallow formations, the Madison Formation contains carbon dioxide and hydrogen sulfide and must be processed prior to sale. Constructed for this purpose, the Lost Cabin Gas Plant was debottlenecked during the year, increasing gross inlet capacity from 50 to 65 MMCF of gas per day. Because production levels continue to be constrained by plant capacity, an expansion is currently under construction to provide an incremental inlet capacity of 65 MMCF of gas per day in the third quarter 1999.

                                "With horizontal
                                    drilling
                                 technology and
                       expertise, BR believes it has a key
                             technical advantage in
                             the Williston Basin."


NORTH AMERICA
PRODUCTIVE WELLS
December 31, 1998

                       Gross    Net
-----------------------------------
Oil                    5,559  2,920
-----------------------------------
Gas                   10,667  6,004
-----------------------------------


BR is currently drilling the fourth Madison well. The Bighorn #5-6 was spud in January 1999, marking the beginning of the next development phase of the Madison Formation. This well provides a necessary take point to drain existing proved reserves. With continued encouraging performance of the existing producing wells, plans are to drill lower on the structure following the Bighorn #5-6. The Company believes drilling lower on this structure could possibly double proved reserves in the formation.

In late 1998, BR reached agreement to participate in the construction of additional gathering capacity to move gas from central Wyoming toward available transportation and away from the pipeline constraints. This investment by BR is key to optimizing the value of its current and future Madden natural gas reserves.

Cost containment, an aggressive development program and an innovative gas marketing and transportation plan combine to maximize the value of this world class asset, which should provide BR with steady cash flow and earnings for the next two decades or more.


ONSHORE GULF COAST

The Company has a long history of exploration and development in south Louisiana. Its 600,000 acres of fee lands provide a competitive advantage in an area where acreage costs are high, leasehold positions are difficult to maintain and seismic data is expensive to gather. Most of the fee lands are now covered by 3-D seismic data, a significant factor in the Company's successful drilling program in 1998. In 1998, BR participated in the drilling of 16 successful wells, which not only sustained net production but increased it from 134 MMCF of gas per day and 8,300 Bbls of oil per day in 1997 to 160 MMCF of gas per day and 9,600 Bbls of oil per day in 1998.

An example of BR fee land operations is at Four Isle Dome, located in Terrebonne Parish, about 25 miles southwest of Houma, Louisiana. The field was first discovered in 1927 and contains 35 pay sands ranging in depth from 5,700 to 17,500 feet. Since 1997, BR has increased its working interest from 25 percent to 45 percent and assumed operatorship. This has allowed BR to drill aggressively, resulting in four successful wells and one recompletion, bringing the total active well count to seven at year end. Gross daily gas production increased from under one MMCF of gas per day to over 40 MMCF of gas per day over this period.

Continued interpretation of a 55 square mile 3-D seismic survey has yielded at least four additional prospects to be drilled in the Four Isle Dome area in the next 12 to 18 months. The Company is highly optimistic about these prospects because 3-D seismic data shows amplitude events that correlate well with productive reservoirs. Successful results could yield additional volume increases similar to those achieved in 1998. Other unexploited flanks of the Four Isle Dome remain to be mapped, which should continue the rejuvenation of the field.

Another area of onshore activity in 1998 was in the Transition Zone, an area covering five miles of Louisiana coastline from the Sabine River to Vermilion Bay. The Company's current acreage position includes 9,400 gross acres, supported by 3-D seismic data of over 1,000 square miles. The Transition Zone contains objectives in multiple formations ranging from 13,000 to 21,000 feet. Although the Transition Zone drilling represents higher risk, potential reserve targets of 20 to 800 BCF of gas led the Company to participate in a venture with a 50 percent working interest. Two non-commercial wells have been drilled to date and a third well was in progress at year end.

During 1998, the Gulf Coast program expanded into south Texas where the Company participated in drilling 12 successful wells. At Armstrong Ranch in Jim Hogg County, BR has found new opportunities in another older production area. This field was


NORTH AMERICA
ACREAGE
December 31, 1998


                 GROSS          NET
--------------------------------------
DEVELOPED
ACRES           5,658,325    3,017,448
--------------------------------------
UNDEVELOPED
ACRES          12,074,044    9,697,818
--------------------------------------
                                          "Most of the
                               fee lands are now
                                 covered by 3-D
                                  seismic data,
                              a significant factor
                                in the Company's
                           successful drilling program
                                    in 1998."


discovered in 1959 using reflection 2-D seismic data, with first production occurring in the same year. To date, the field has produced in excess of 650 BCF. In 1998, BR successfully drilled two wells in the Wilcox Formation which were awaiting final completion at year end. When a pipeline is completed, the two wells are anticipated to produce at a gross combined rate of 20 MMCF of gas per day. Three additional Wilcox Formation wells are scheduled for drilling in 1999, as well as a lower Wilcox test.

With a total acreage position of over 860,000 acres in south Louisiana and south Texas and many exploitation opportunities using 3-D seismic data, BR looks optimistically to its onshore program to help offset the steep decline on its Gulf of Mexico Shelf, which is consistent with industry experience in this area.


GULF OF MEXICO SHELF

BR's history on the Gulf of Mexico Shelf dates back to the 1970's. The "Shelf" is defined as water depths less than 600 feet. BR invested $218 million on the Shelf in 1998, with net gas production averaging about 307 MMCF of gas per day and net oil production averaging 14,000 Bbls per day for the year. At year end, the Company had an interest in a total of 236 Shelf leases, many of which are held by production. In addition to non-operated interests in numerous blocks, BR operates 60 platforms and 35 fields.

Although the industry's drilling activity on the Shelf has increased dramatically over the last ten years and many completion technology improvements have been made, production has remained fairly constant. Smaller reserve targets, steeper production decline rates and depressed commodity prices led BR to reassess the economic viability of exploration and exploitation programs on the Shelf. As a result, BR is reducing its 1999 capital commitment by almost 80 percent, to around $50 million, focusing on low risk exploitation activities.

Such activities include South Timbalier 148, where the Company owns a 40 percent working interest. It is located 80 miles south of New Orleans, Louisiana, in 110 feet of water. BR's interpretation of 3-D seismic data has resulted in the drilling of seven successful wells, with net production on the block increasing from two MMCF of gas per day and 25 Bbls of oil per day in 1994, to a peak of 54 MMCF of gas per day and 2,100 Bbls of oil per day at mid-year 1998. In 1998, BR participated in the drilling of the B-2 and A-9/A-9ST wells, recompleted the B-1 well, and achieved an annualized production increase of 10 MMCF of gas per day and 400 Bbls of oil per day. At year end, the net gas production in the field had declined to 23 MMCF of gas per day and oil production to 660 Bbls per day, exemplifying the steep production declines being experienced by all participants on the Shelf. BR's interpretation of additional 3-D seismic data in the surrounding area prompted the Company to negotiate a farmin of the adjacent South Timbalier Block 149. At year end, the E-4 exploratory well was drilling near the projected total depth of 21,776 feet.

High Island A-371, located 115 miles southeast of Galveston, Texas, in 400 feet of water, is a 100 percent BR-owned field that first produced in 1996. At its peak in 1996, High Island A-371 produced at a gross rate of 100 MMCF of gas per day. At year-end 1998, gross production declined to around 14 MMCF of gas per day. BR has identified six additional drilling opportunities on the block and will drill several of these prospects in 1999, which could help turn around the natural production decline of this field.

[offshore platform graphic]

                               "BR will continue
                                    to pursue
                                opportunities in
                                 the Deep water
                                   in 2000 and
                                    beyond."

NORTH AMERICA
PLANS FOR 1999

Drill 50 wells in the Mesaverde 80-acre infill program.

Accomplish 66 Lewis Shale completions in existing Mesaverde well bores.

Drill approximately 50 horizontal wells in the Williston Basin.

Drill the fourth deep Madison well, the Bighorn #5-6, at the Madden Field and complete the Lost Cabin Gas Plant expansion, bringing the inlet capacity to 130 MMCF of gas per day.

Drill 7 to 10 wells in the Gulf of Mexico Deep water program, including BR's first operated prospect, Spoon, at Ewing Bank Block 913.

GULF OF MEXICO DEEP WATER

Hydrocarbon basins in the U.S. have continued to mature, making economically attractive exploration opportunities increasingly rare. The Deep water Gulf of Mexico represents one of the last world class exploration opportunities in the U.S. The Company believes that the Deep water provides an excellent opportunity for value-added growth in North America. A significant part of BR's future growth strategy revolves around its
Deep water commitment.

The Company's exploratory Deep water acreage is diverse, covering water depths from 600 to 8,000 feet, but is focused on several geologic trends. The acreage position offers a balance of near-term and long-term drilling opportunities, while also having the scale to provide for repeatable investments. BR has identified approximately 75 leads or prospects on the basis of 2-D and 3-D seismic data. At year end, BR had 185 blocks in its inventory, making it one of the largest leaseholders in the Deep water.

In December 1998, production came on stream at Green Canyon Block 89, the Cinnamon prospect, from the A-1 Well. Three additional wells are planned for the first phase of development on this block in which BR owns a 17 percent interest.

Although BR's Deep water program is not scheduled to be fully underway until 1999, the Company participated in the drilling of three wells in 1998, none of which found commercial quantities of hydrocarbons. In preparation for its fully operational Deep water drilling program, BR contracted for the construction of a semisubmersible drilling rig capable of operating in water depths up to 7,500 feet. The rig will be delivered in the third quarter of 2000 and will be exclusively available to BR for up to six years.

BR's Deep water drilling program is scheduled to accelerate in 1999, with seven to ten wells planned. In light of the current industry environment, some of our anticipated 1999 Deep water activity may be delayed due to a lack of partner participation. In total, the 1999 program should expose the Company to significant reserve potential. The first well to be drilled in the 1999 program is the BR-operated Spoon prospect, located in Ewing Bank Block 913 in approximately 800 feet of water. In addition, joint ventures have been forged between BR and other companies to share risk and to gain exposure to other exploration opportunities. One such venture will begin drilling in 1999. In the fourth quarter of 1999, the joint venture will take delivery of a drillship capable of drilling in up to 10,000 feet of water. The rig will be available to the joint venture for up to five years.

BR will continue to pursue opportunities in the Deep water in 2000 and beyond. The Company projects that its typical program in the future will consist of drilling up to ten new wells per year. Based on its success from an aggressive exploration program, BR plans to commit the capital to fund its drilling program, as well as the capital necessary for future development.

[offshore drilling rig graphic]

                  [BURLINGTON RESOURCES INTERNATIONAL GRAPHIC]

BUSINESS AT A GLANCE

BR entered the international oil and gas business through two major events: its merger with LL&E, which had an established international presence, and the acquisition of approximately 700 BCF of undeveloped proved and probable gas reserves in the East Irish Sea. In 1998, BR affirmed its commitment to a global presence as a key element of its long-term growth strategy by forming Burlington Resources International (BRI).

BRI's proved reserves at year-end 1998 totaled 801 BCFE, approximately 35 percent oil and 65 percent natural gas. The proved reserves are concentrated in the Northwest European Shelf, in the Irish Sea and the United Kingdom and Dutch sectors of the North Sea. BRI also has proven reserves in Algeria, Colombia and Indonesia. Although it is a relatively small part of BR's total business today, BRI is positioning itself to provide significant future growth to BR through high potential exploration and development opportunities.

                                [GLOBE GRAPHIC]

INTERNATIONAL 1998 HIGHLIGHTS

Formed BR International Inc. as a separate operating unit.

Successful exploration discovery on North Sea Block 21/12. The well tested at 8,200 Bbls of oil per day. Participated with a 26 percent interest.

Reached transportation and processing agreements for the East Irish Sea Dalton and Millom Fields.

Eventful year in Algeria with the discovery of the MLSE Field, commencement of Qoubba field development and successful drilling of 3 wells in Block 405.

Entered into an agreement to earn a working interest in both exploration and development opportunities in the Offshore North Sinai Concession in Egypt.

Completed environmental and pre-drilling engineering work at Delta Centro Block in Venezuela in preparation for 1999 drilling program.

Participated in a 22-year agreement to provide up to 325 MMCF of gas per day to Singapore from the Indonesian Kakap Block in the West Natuna Sea.



INTERNATIONAL
RESERVES
As of December 31, 1998

               GAS      OIL    TOTAL
              (BCF)  (MMBbls) (BCFE)
------------------------------------
Proved
Developed
Reserves       258     14.5     345
------------------------------------
Proved
Undeveloped
Reserves       264     32.1     456
------------------------------------
Total
Proved
Reserves       522     46.6     801
------------------------------------

"BRI has adopted a strategy with three major elements: focus, balance and discipline."

In building its portfolio, BRI adopted a strategy based on focus, balance and discipline. Focus translates into a decision to concentrate in a limited number of geographical areas. Each area must be capable of becoming material to BR and offer potential for repeatable or continued investment opportunities to provide sustainable growth. Balance refers to building a portfolio which includes acquisition, exploitation and exploration opportunities, as well as creating a mix of short, medium and longer term projects that can provide a sustainable and growing production profile. Finally, although a sense of urgency is crucial to grow the international business and contribute to corporate growth goals, BR takes a disciplined approach when considering new projects and ventures. This approach assures that opportunities create value and are beneficial to the corporate portfolio.

An objective assessment was undertaken in 1998 of hydrocarbon basins around the world based on geotechnical, commercial and geopolitical risks balanced with BR's knowledge and competencies. As a result, five areas were selected for business development activities: the Northwest European Shelf; North Africa; Northern South America; the Far East; and West Africa. Strategies for the first four are centered around expanding the Company's existing assets in these areas, while an entry strategy has been developed for West Africa, where the Company currently has no operations.

Oil and gas capital expenditures devoted to international activities totaled $136 million in 1998: $102 million for exploration; $30 million for development activities; and $4 million related to proved acquisition activities. Proved reserves added during the year totaled 225 BCFE. International projects are typically viewed on a multi-year investment cycle. As a start-up operation, single year statistics are somewhat distorted. Nonetheless, BR's international reserve replacement averaged 260 percent over the three-year period 1996 to 1998, and reserve replacement costs over the same period averaged $.82 per MCFE.


                        [Oil and gas equipment graphic]
                                                                              15

INTERNATIONAL
1998 PROVED RESERVES
Total: 801 BCFE

[PIE CHART GRAPHIC]
Oil - 35%
Gas - 65%

INTERNATIONAL
1998 DAILY PRODUCTION
Total: 166 MMCFE

[PIE CHART GRAPHIC]
Oil - 60%
Gas - 40%

[NORTH SEA DRILLING PLATFORM GRAPHIC]


NORTHWEST EUROPEAN SHELF

BR's Northwest European Shelf focus area includes the U.K., Dutch and Danish sectors of the North Sea, as well as the East Irish Sea. Current production comes from the U.K. and Dutch sectors of the North Sea, where in 1998 the Company's average net production was 66 MMCF of gas per day and 11 MBbls of oil per day.

In the U.K. North Sea, production is from the T-Block Complex, where BR has an 11 percent working interest, and from the Brae Complex, where the Company has a six percent working interest. Although base production is declining in both fields, this is being mitigated by new exploration and development opportunities within each area. In 1999, newly identified leads at Brae will be evaluated for drilling. Also, one well is scheduled for drilling at the T-Block Thelma Field to extend field limits.

The Company participates in natural gas exploration and production in the Dutch and Danish sectors of the North Sea. Net production in this area averaged 30 MMCF of gas per day in 1998. In 1999, three wells are scheduled to be drilled in the Dutch North Sea. In the Danish North Sea, BR participated in a new license which was awarded for exploration on the Ribe and Viborg Blocks. During 1999, seismic evaluation of leads on these blocks will be conducted, with exploratory drilling expected in 2000. Work commitment under the license requires acquisition of 170 square miles of seismic data and drilling of three wells. The Company has assessed the reserve potential of this area to be significant.

In mid-1998, BR acquired a 20 percent working interest in central North Sea Blocks 21/12 and 21/13 through two farmins. In August 1998, an exploratory discovery was made when the 21/12-3 well encountered a 100-foot thick oil producing Jurassic sandstone formation. BR has a 26 percent interest in this well as a result of a farmin. The well, located 80 miles off the coast of Scotland in 279 feet of water, tested at a stabilized rate of 8,200 Bbls of oil per day. Development options are currently being evaluated.

BR's most exciting project on the Northwest European Shelf is in the East Irish Sea. In late 1997, BR acquired ten licenses in the East Irish Sea, encompassing 267,000 acres at a cost of $143 million, including a 90 percent working interest in seven operated, undeveloped gas fields with estimated gross recoverable reserves in excess of 700 BCF.

The properties are located 25 miles offshore in approximately 100 feet of water and are covered by high quality 3-D seismic surveys. BR originally included construction of processing and transportation facilities into the project timing and economic evaluation. Development plans were accelerated and economics were enhanced when an agreement was reached with a nearby operator to transport and process the gas from two sweet gas fields, Dalton and Millom. The Company also received development and operatorship approval for Dalton Annex B from the U.K. government.

The first development well for these fields was spud in February 1999, with a total of three wells scheduled for the year. Subsea completion of these wells will initiate first production in October 1999, with gross production reaching 95 MMCF of gas per day by year end. Additional drilling, completion and facilities work is scheduled in 2000. Gross production from the project is expected to reach 170 MMCF of gas per day. Development options for the five remaining sour gas fields are being evaluated.

                                 INTERNATIONAL
                              PRODUCTION & PRICES
                            YEAR ENDED DECEMBER 31,

                               1998         1997        1996
---------------------------------------------------------------
PRODUCTION
  Gas                           67            77            83
  (MMCF per day)
  Oil                         16.5          18.9          18.9
  (MBbls per day)
---------------------------------------------------------------
AVERAGE
SALES PRICES
  Gas (per MCF)             $ 2.56      $ 2.69         $ 2.56
  Oil (per Bbl)             $13.16      $18.95         $19.45
---------------------------------------------------------------

                                 INTERNATIONAL
                              CAPITAL EXPENDITURES
                            YEAR ENDED DECEMBER 31,
                                  ($ MILLIONS)

                        1998          1997         1996
--------------------------------------------------------
Oil and Gas
Activities              $136          $228          $ 62
--------------------------------------------------------
Plants and
Pipelines                --             10             9
--------------------------------------------------------
Administration             3             8             4
--------------------------------------------------------
Total                   $139          $246          $ 75
--------------------------------------------------------


                            INTERNATIONAL UNIT COSTS
                            YEAR ENDED DECEMBER 31,
                                  ($ PER MCFE)

                        1998              1997              1996
----------------------------------------------------------------
Average
Production
Costs               $    .71          $    .60          $    .71
----------------------------------------------------------------
DD&A Rates          $   1.06          $   1.08          $   1.13
----------------------------------------------------------------


NORTH AFRICA

The Company's operations on Algeria's Block 405, located in the Berkine Basin of eastern Algeria, are the centerpiece of the Company's North African focus area. Industry activity in this highly prospective area has discovered in excess of three billion Bbls of recoverable oil reserves since the country opened to foreign investment in 1989.

BR was a relatively early entrant into Algeria, having initiated a production sharing agreement in 1993 that gave the Company a 65 percent working interest, before participation by Sonatrach, the state-owned oil company, in two exploration blocks in the Saharan Berkine Basin, Blocks 215 and 405.

As operator, BR has drilled 12 wells on Block 405 so far and all have encountered hydrocarbons. Appraisal of these accumulations is ongoing. However, the Company now believes it has discovered at least three commercial oil fields, the MLN Field, the MLSE Field and the MLNE Field which is an extension of the giant Qoubba Field, discovered on adjacent blocks. A fourth discovery well, the MLC-1, is currently under evaluation. The Company is also appraising deeper accumulations encountered in at least three wells. The nature and full extent of this deeper reservoir is not yet known.

Proved reserves for Block 405 were booked in 1998 with the potential to increase significantly with successful delineation of recent discoveries. In compliance with its production sharing agreement, the Company relinquished a portion of Block 405 in 1998 as it entered the second five-year exploration phase of the contract. The area relinquished included a portion of the unexplored area of the block, as well as the MLE gas discovery, which was the first well drilled on the block. BR also relinquished Block 215 in 1998.

Capital and exploration expenditures in Algeria totaled $45 million in 1998. Of this total, $33 million was devoted to exploratory, development and appraisal drilling, $11 million was related to seismic evaluation and $1 million was committed to production facility construction.

Two wells were drilled in the central portion of Block 405 in 1998. In August, BR began drilling the MLW-1, a wildcat well 8.4 miles southwest of MLN-4, which had encountered the presence of a deeper Devonian reservoir in addition to the Triassic TAG. The MLW-1 encountered hydrocarbons at both intervals. While the TAG Formation failed to produce fluids to the surface, the Devonian flowed 1,545 Bbls of oil per day and 3 MMCF of gas per day, confirming the presence of a productive Devonian reservoir in the western portion of the block.

Following the completion of the MLW-1, the rig was moved to drill the MLN-5, 6.8 miles northeast of the MLW-1 and 1.6 miles southwest of the MLN-4. The well tested at a rate of 6,820 Bbls per day of 44 degree API gravity oil and 7 MMCF of gas per day from the Devonian Formation, but was not productive in the TAG reservoir. Two other thin hydrocarbon zones identified were not tested and will be evaluated in future drilling. The presence of the Devonian at MLN-4, MLN-5 and MLW-1 is highly encouraging and could indicate a very productive and widespread accumulation on Block 405. Additional drilling in 1999 should provide additional data in determining the extent and potential of the reservoir. At year end, the Company was planning development for the MLN Field. The plan will be submitted to the government in 1999 and, with timely approval by Sonatrach, production at the field is anticipated in late 2001.

                                                                 [PIPE GRAPHIC]

                                 INTERNATIONAL
                                 WELLS DRILLED
                            YEAR ENDED DECEMBER 31,

                           1998            1997            1996
---------------------------------------------------------------
Productive

  Exploratory               3.5             2.4             2.0
  Development               1.8             1.3             2.4
---------------------------------------------------------------
Dry

  Exploratory               2.0             1.3             0.6
  Development              --               0.1            --
---------------------------------------------------------------
Total Net Wells             7.3             5.1             5.0
---------------------------------------------------------------



                                 INTERNATIONAL
                                PRODUCTIVE WELLS
                               DECEMBER 31, 1998

                                   Gross           Net
------------------------------------------------------
Oil                                   134           19
------------------------------------------------------
Gas                                    59            5
------------------------------------------------------


In June of 1998, BR announced the discovery of a new field, MLSE, with the successful drilling of the MLSE-1. Located in the southeastern portion of the block, the well encountered four hydrocarbon bearing intervals. The well flowed at a combined rate of 14,638 Bbls of oil per day and 107 MMCF of gas per day. In the fourth quarter, the MLSE-2 was drilled, establishing the limits of the two main producing horizons and was suspended as a potential water injector. In late 1998, additional 3-D seismic survey work was initiated to cover the southeast portion of the block. When this survey is completed in 1999, additional drilling will more fully appraise the extent of the MLSE Field.

The MLNE Field, representing approximately six percent of the giant Qoubba Field, which extends onto the block from the north, is currently under development. Production is anticipated in 2002.

BR will drill six more wells on Block 405 in 1999. A total capital commitment of $84 million has been earmarked for drilling, facilities development and completion of seismic survey work.

BR's approach to exploration includes allocating a small part of its portfolio to frontier exploration opportunities. These are high-risk opportunities in relatively unexplored regions that provide tremendous upside potential if a discovery is made. In 1998, BR took a 20 percent interest in a frontier exploration project of this type in Eritrea. The concession covers nine million gross acres and carries a commitment to drill at least three wells. The first well was drilled in 1998 and although the well was unsuccessful, the fact that free oil was encountered in sidewall cores was very encouraging. The second well on the concession was also unsuccessful. The third well was spud in January 1999. Although a high-risk venture, any success in Eritrea could be significant because of the huge acreage position covered by the concession.

In December 1998, BR announced an agreement to earn a working interest in both exploration and development opportunities at the Offshore North Sinai Block, located in the Nile River Delta area of the Mediterranean Sea. The agreement provides the Company with a 50 percent working interest in an 870,000 gross acre block that contains three proved undeveloped Pliocene gas fields, several additional exploration prospects which are similar in nature to these Pliocene accumulations and an exploration prospect in deeper Miocene stratigraphy. In exchange, BR has agreed to fund a disproportionate share of future capital commitment to develop these proved undeveloped gas reserves. Initial development is projected to begin during 1999, with production to commence during 2001. Additionally, if the high potential deeper Miocene prospect, referred to as Seti East, is successful and deemed to be commercial, BR has agreed to fund a disproportionate share of future development costs associated with the project, as well. Total capital committed to this project in 1999 is $22 million.


NORTHERN SOUTH AMERICA

BR's efforts in Latin America are focused in northern South America. Presently, the Company has a 14 percent interest in the Casanare Association Contract in Colombia as well as exploration interests in Venezuela, Colombia and Peru.

The Latin American strategy provides the springboard to quickly transform the business from a highly leveraged exploration portfolio to one of balance - providing production, exploitation and exploration opportunities. BR intends to aggregate substantive interest in key producing assets then work to enhance the value through exploitation. Success of the strategy hinges on maintaining focus, aggressive pursuit of key assets and value-based acquisitions.

                             INTERNATIONAL ACREAGE
                               DECEMBER 31, 1998

                                  Gross                 Net
--------------------------------------------------------------
Developed
Acres                              165,401              12,745
--------------------------------------------------------------
Undeveloped
Acres                           16,112,345           5,125,131
--------------------------------------------------------------


                                 INTERNATIONAL
                                 PLANS FOR 1999


Submit plan of development for the Algerian MLN Field in Block 405.

Drill 6 additional wells in Algeria on Block 405 and participate in 12 development wells in the Qoubba Field.

Begin development of the Dalton and Millom fields in the East Irish Sea, with initial gross production of 95 MMCF of gas per day commencing in the fourth quarter of 1999.

Commence exploratory drilling on the Delta Centro Block in Venezuela.

Pursue aggressively opportunities to establish a West African focus area and expand the Far East focus area.

Of the exploration interests, the most significant is the Delta Centro Block in eastern Venezuela. BR operates this block with a 35 percent working interest. Located in the Orinoco River Basin near the prolific Oficina Trend the 525,000 gross acre block is covered by 230 square miles of 3-D seismic and 230 miles of 2-D seismic data. As part of its work commitment, the Company will drill three exploratory wells before the end of 2001, with an option to extend the exploratory period for an additional four years. The most promising prospect, Wakajara, is scheduled for drilling in 1999. During 1998, extensive environmental evaluation was performed in preparation for drilling.

In Colombia, BR has a 14 percent non-operated working interest in 12 fields in the Casanare Association Contract Area. During 1998, three development wells were drilled in this area, mitigating natural production declines in these mature fields. The Company also holds a 25 percent working interest in a 288,000 gross acre association contract located in the San Jacinto Association Contract Area. The contract is located in the upper Magdalena Valley Basin. During 1998, 93 miles of 2-D seismic data were acquired. A decision on the initial exploratory well is expected by mid-year 1999.

Peru Block 32 is non-operated with BR holding a 35 percent interest. Results of the 1998 acquisition and processing of approximately 450 kilometers of 2-D seismic have resulted in the identification of the Guineayacu prospect. Site preparation for drilling of this exploratory well should commence by year-end 1999, with drilling anticipated in early 2000.


FAR EAST

BR holds a 15 percent working interest in the Indonesian KAKAP block, located in the West Natuna Sea. The partners in KAKAP recently negotiated a 22 year agreement for the sale of up to 325 MMCF of gas per day to Singapore. This long-term sales agreement enhances the value of KAKAP reserves and production, which historically have had limited marketability.

BR has selected the Far East as a potential focus area for value-added growth. The Far East growth strategy targets selected basins in Indonesia, Thailand, Malaysia, Vietnam, China, Bangladesh and Australia, primarily by acquisition.


WEST AFRICA

The fifth focus area selected by BR is West Africa, unique in being the only focus area that has not been established around an existing acreage position. This region was selected on the basis of its world class reserves, tremendous upside potential, relative stability, and very active deal flow. During 1998, the West Africa team was established, conducted initial studies of the region, and pursued several attractive exploration and production opportunities. BR is committed to establishing a strategic foothold within the West Africa region that will lead to a significant value-added position in this prolific hydrocarbon province.

                  [SAND DUNES AND MEN ON AIR BOAT GRAPHICS]

                           BURLINGTON RESOURCES 1998

Financial Review

CONTENTS


Selected Financial Data ...............................   21

Management's Discussion & Analysis of
   Financial Condition and Results of Operations ......   22

Financial Statements ..................................   26

Report of Management ..................................   44

Report of Independent Accountants .....................   45

Supplementary Financial Information ...................   46

BURLINGTON RESOURCES INC.
SELECTED FINANCIAL DATA


     The selected financial data for Burlington Resources Inc. ("the Company") set forth below for the five years ended December 31, 1998 should be read in conjunction with the consolidated financial statements.

-----------------------------------------------------------------------------------------------------------------------------------
(In Millions, Except per Share Amounts)                 1998             1997             1996             1995              1994
-----------------------------------------------------------------------------------------------------------------------------------
Income Statement Data

   Revenues                                          $ 1,637          $ 2,000          $ 2,200          $ 1,734           $ 1,871

   Operating Income (Loss)                               218              503              580             (397)             (159)

   Net Income (Loss)                                      86              319              335             (261)              (73)

   Basic Earnings (Loss) per Common Share                .48             1.80             1.89            (1.47)             (.41)

   Diluted Earnings (Loss) per Common Share          $   .48          $  1.79          $  1.88          $ (1.47)          $  (.41)
-----------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data

   Total Assets                                      $ 5,917          $ 5,821          $ 5,683          $ 5,608           $ 6,285

   Long-term Debt                                      1,938            1,748            1,853            2,042             2,049

   Stockholders' Equity                                3,018            3,016            2,808            2,591             2,920

   Cash Dividends Declared per Common Share          $   .55          $   .46          $   .44          $   .44           $   .58

   Common Shares Outstanding                             177              177              177              178               177

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


FINANCIAL CONDITION AND LIQUIDITY

       The Company's long-term debt to capital ratio at December 31, 1998 and 1997 was 39 percent and 37 percent, respectively.

       The Company's credit facilities are comprised of a $600 million revolving credit agreement that expires in February 2003 and a $400 million revolving credit agreement that expires in February 2000. The $400 million revolving credit agreement is renewable annually by mutual consent. As of December 31, 1998, there were no borrowings outstanding under the credit facilities. At December 31, 1998, the Company had outstanding commercial paper borrowings of $190 million at an average interest rate of 6 percent. The Company also has the capacity to issue $1 billion of securities under a shelf registration statement filed with the Securities and Exchange Commission.

       The Company has a total of $640 million of debt to be repaid in 1999. Of this amount, $450 million represents fixed-rate debt which the Company intends to refinance with other fixed-rate long-term debt in 1999. The remaining $190 million represents commercial paper.

       In July 1998, the Company's Board of Directors approved the repurchase of up to two million shares of its Common Stock. During 1998, the Company repurchased 435,000 shares of its Common Stock for $15 million. Since December 1988, the Company has repurchased approximately 32 million shares. In conjunction with the Company's stock repurchase program, the Company sold put options ("options") during 1998. The options entitled the holders, upon exercise on the expiration dates, to sell shares of BR Common Stock to the Company at specified prices. Alternatively, the Company retained the ability to settle the options in cash. During 1998, the Company sold 400,000 options with an average strike price of $37.25 per share and received an average premium of $2.67 per option. During 1998, 110,000 options were exercised, 25,000 expired and 265,000 remained outstanding at December 31, 1998 with expiration dates through March of 1999.

       Net cash provided by operating activities for 1998 was $770 million compared to $1,122 million and $995 million in 1997 and 1996, respectively. The decrease in 1998 compared to 1997 was primarily due to lower operating income and working capital changes. The increase in 1997 compared to 1996 was primarily due to significantly higher operating income and working capital changes.

       In June 1997, the Company completed its divestiture program of non-strategic assets which was announced in July 1996. As planned, the Company sold approximately 27,000 wells and related facilities. Before closing adjustments, gross proceeds for 1997 from the sales of oil and gas properties related to this divestiture program were approximately $450 million.

       On July 31, 1996, the Company completed the sale of its crude oil refinery and terminal, including crude oil and refined product inventories, for approximately $70 million. The net book value of refinery property, plant and equipment and inventory at that date was approximately $68 million.

       The Company and its subsidiaries are named defendants in numerous lawsuits and named parties in numerous governmental and other proceedings arising in the ordinary course of business. While the outcome of lawsuits and other proceedings cannot be predicted with certainty, management believes these matters will not have a material adverse effect on the consolidated financial position of the Company, although results of operations and cash flows could be significantly impacted in the reporting periods in which such matters are resolved.

       The Company has certain other commitments and uncertainties related to its normal operations. Management believes that there are no other commitments, uncertainties or contingent liabilities that will have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

CAPITAL EXPENDITURES AND RESOURCES

       Capital expenditures during 1998 totaled $1,165 million compared to $1,245 million and $804 million in 1997 and 1996, respectively. The Company invested $1,030 million on internal development and exploration during 1998 compared to $941 million and $646 million in 1997 and 1996, respectively. The Company invested $27 million for proved property acquisitions in 1998 compared to $214 million and $92 million in 1997 and 1996, respectively.

       Capital expenditures for 1999, excluding proved property acquisitions, are projected to be approximately $750 million. Capital expenditures are expected to be primarily for internal development and exploration of oil and gas properties and plant and pipeline expenditures. Capital expenditures will be funded from internal cash flows, supplemented, if needed, by external financing.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


MARKETING

Domestic

       In pursuit of its mission to build long-term shareholder value, the Company's marketing strategy is to maximize the value of its production by developing marketing flexibility from the wellhead to its ultimate sale. The Company's gas production is gathered, processed, exchanged and transported utilizing various firm and interruptible contracts and routes to access the highest value market hubs. The Company's customers include local distribution companies, electric utilities and a diverse portfolio of industrial users. The Company maintains the capacity to ensure its production can be marketed either at the wellhead or downstream at market sensitive prices.

       All of the Company's crude oil production is sold to third parties at the wellhead or transported to market hubs where it is sold or exchanged. NGLs are typically transported to market hubs, primarily in the Houston area, and sold to third parties.

International

       The Company's international oil and gas is produced from non-operated properties. These products are sold to third parties either directly by the Company or by the operators of the properties.

Commodity Pricing and Demand

       Substantially all of the Company's crude oil and natural gas production is sold on the spot market or under short-term contracts at market sensitive prices. Spot market prices for domestic crude oil and natural gas are subject to volatile trading patterns in the commodity futures markets, including among others, the New York Mercantile Exchange ("NYMEX"). Crude oil prices are also affected by quality differentials, by worldwide political developments and by the actions of the Organization of Petroleum Exporting Countries.

       There is also a difference between the NYMEX futures contract price for a particular month and the actual cash price received for that month in a U.S. producing basin or at a U.S market hub, which is referred to as the "basis differential."

       In the ordinary course and conduct of its business, the Company utilizes futures contracts traded on the NYMEX and the Kansas City Board of Trade, and over-the-counter price and basis swaps and options with major crude oil and natural gas merchants and financial institutions to hedge its price risk exposure related to the Company's U.S. production. The gains and losses realized as a result of these derivative transactions are substantially offset in the cash market when the hedged commodity is delivered. In order to accommodate the needs of its customers, the Company also uses price swaps to convert gas sold under fixed price contracts to market prices.

       The Company uses a sensitivity analysis technique to evaluate the hypothetical effect that changes in the market value of crude oil and natural gas may have on the fair value of the Company's derivative instruments. At December 31, 1998, the potential decrease in fair value of commodity derivative instruments assuming a 10 percent adverse movement in the underlying commodities would result in an 89 percent decrease in the net deferred amount.

       For purposes of calculating the hypothetical change in fair value, the relevant variables are the type of commodity (crude oil or natural gas), the commodity futures prices, the volatility of commodity prices and the basis and quality differentials. The hypothetical change in fair value is calculated by multiplying the difference between the hypothetical price (adjusted for any basis or quality differentials) and the contractual price by the contractual volumes.

DIVIDENDS

       On January 13, 1999, the Board of Directors declared a common stock quarterly cash dividend of $.1375 per share, payable April 1, 1999 to shareholders of record on March 12, 1999. Dividend levels are determined by the Board of Directors based on profitability, capital expenditures, financing and other factors. The Company declared cash dividends on Common Stock totaling approximately $98 million during 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Year Ended December 31, 1998 Compared With Year Ended December 31, 1997

       The Company reported net income of $86 million or $.48 basic earnings per common share in 1998 compared to $319 million or $1.80 basic earnings per common share in 1997. The 1997 results included a $.40 per share charge related to the 1997 merger with The Louisiana Land and Exploration Company ("LL&E") for severance and related exit costs and transaction costs. The 1997 results also included an $.18 per share gain related to the sales of oil and gas properties.

       Revenues were $1,637 million in 1998 compared to $2,000 million in 1997. Average oil prices decreased 31 percent to $13.28 per barrel in 1998 and average gas prices decreased 10 percent to $1.97 per MCF which decreased revenues $180 million and $129 million, respectively. Oil sales volumes decreased 5 percent in 1998 to 82.7 MBbls per day and gas sales volumes decreased 1 percent to 1,647 MMCF per day which decreased revenues $31 million and $18 million, respectively. Oil and gas sales volumes decreased primarily due to natural production declines in certain areas, adverse weather conditions and third-party plant outages.

       Costs and Expenses were $1,419 million in 1998 compared to $1,497 million in 1997. Costs and expenses in 1997 included an $80 million charge related to the 1997 merger with LL&E for severance and related exit costs and transaction costs. Excluding the $80 million charge in 1997, costs and expenses in 1998 increased $2 million compared to 1997. The increase was primarily due to a $39 million increase in exploration costs and a $4 million increase in production and processing expenses. These increases were partially offset by a $19 million decrease in production taxes, a $15 million decrease in administrative expenses and a $7 million decrease in depreciation, depletion and amortization expenses. Administrative expenses decreased primarily due to a reduction in employees.

       Interest Expense was $148 million in 1998 compared to $142 million in 1997. The increase was primarily due to higher outstanding commercial paper balances during 1998.

       Other Income-Net was $25 million in 1998 compared to $50 million in 1997. The decrease in other income is primarily related to lower gains on sales of oil and gas properties.

       The effective income tax rate was an expense of 9 percent in 1998 compared to an expense of 23 percent in 1997. The decreased tax expense in 1998 versus 1997 was primarily a result of lower pretax income partially offset by lower benefits from nonconventional fuel tax credits.

Year Ended December 31, 1997 Compared With Year Ended December 31, 1996

       The Company reported net income of $319 million or $1.80 basic earnings per common share in 1997 compared to net income of $335 million or $1.89 basic earnings per common share in 1996. The 1997 results included a $.40 per share charge related to the merger with LL&E for severance and related exit costs and transaction costs. The 1997 results also included an $.18 per share gain related to the sales of oil and gas properties. The 1996 results included an $.11 per share charge related to the divestiture program and reorganization for severance and other related exit costs.

       Revenues were $2,000 million in 1997 compared to $2,200 million in 1996. Revenues decreased $264 million as a result of the sale of the refinery on July 31, 1996. Average oil prices decreased 6 percent to $19.24 per barrel and oil sales volumes decreased 4 percent to 87.2 MBbls per day which decreased revenues $37 million and $31 million, respectively. These decreases were partially offset by an average gas price increase of 6 percent to $2.18 per MCF and an increase in gas sales volumes of 4 percent to 1,669 MMCF per day which increased revenues $82 million and $46 million, respectively. Gas volumes increased due to continued development of gas properties. Oil volumes were down primarily due to the divestiture program.

       Costs and Expenses were $1,497 million in 1997 compared to $1,620 million in 1996. Costs and expenses in 1997 included an $80 million charge related to the merger with LL&E for severance and related exit costs and transaction costs. Costs and expenses in 1996 included $30 million related to the divestiture program and reorganization. Excluding the $80 million charge in 1997 and the $30 million charge in 1996, costs and expenses in 1997 decreased $173 million from 1996. The decrease was primarily due to a $254 million decrease in refinery costs resulting from the sale of the refinery and a $27 million decrease in production and processing expenses. These decreases were partially offset by a $100 million increase in exploration costs, a $5 million increase in depreciation, depletion and amortization and a $4 million increase in production taxes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


       Interest Expense was $142 million in 1997 compared to $147 million in 1996. The decrease was primarily due to lower outstanding commercial paper balances during 1997.

       Other Income -- Net was $50 million in 1997 due to a gain related to the sales of oil and gas properties associated with the Company's 1996 divestiture program.

OTHER MATTERS

Year 2000 Compliance

       The Company began a program during 1996 to assess computer software and hardware (hereafter referred to as information technology) for year 2000 compliance. The Company determined that because significant portions of information technology were scheduled for replacement before the year 2000 that its exposure with respect to information technology was not material.

       The Company's year 2000 project plan involves four phases; assessment, remediation, testing, and implementation. The Company has completed its assessment of all material systems that could be affected by the year 2000 issue. The assessment confirmed that information technology exposures were not material, however, assets used in producing, gathering and transporting hydrocarbons (hereafter referred to as operating equipment) are at risk.

       For its operating equipment, the Company has completed 85 percent of the remediation phase for all operationally significant equipment and expects to complete testing and implementation in the second quarter of 1999.

       The total cost of the year 2000 project is being funded through operating cash flows and is estimated at $3 million of which $2 million has been incurred.

       The Company has contacted all third-party vendors and suppliers of products and services that it considers critical to its operations in order to ascertain their level of year 2000 readiness. The Company has no means of ensuring that all customers and suppliers will be year 2000 compliant. The inability of these parties to complete their year 2000 resolution process could materially impact the Company. As a result, the Company will consider new business relationships with alternate providers of products and services as necessary and to the extent alternatives are available.

       The Company's plan to complete the year 2000 modifications is based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties.

       The Company's goal is to ensure that all critical systems and processes under its direct control remain operational. However, because certain systems and processes may be linked with systems outside of the Company's control, there can be no assurance that all implementations will be successful. As a result, the Company is developing a contingency plan, which will be complete at the end of the first quarter 1999, to respond to any failures that may occur. The cost estimates associated with the contingency plan are currently being developed. Management does not expect the costs of the Company's year 2000 project to have a material adverse effect on the Company's financial position or results of operations. Presently, based on information available, the Company cannot conclude that any failure of the Company or third parties to achieve year 2000 compliance will not adversely effect the Company.

Recent Accounting Pronouncements

       In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, which is effective for fiscal years beginning after June 15, 1999.

       SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It also requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those items at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The Company plans to adopt SFAS No. 133 during the first quarter of the year ended December 31, 2000 and is currently evaluating the effects of this pronouncement.

BURLINGTON RESOURCES INC.
CONSOLIDATED STATEMENT OF INCOME


                                                       Year Ended December 31,
----------------------------------------------------------------------------------
(In Millions, Except per Share Amounts)            1998         1997         1996
----------------------------------------------------------------------------------
REVENUES                                          $1,637       $2,000       $2,200
----------------------------------------------------------------------------------
COSTS AND EXPENSES
   Production Taxes                                   95          114          110
   Production and Processing                         383          379          406
   Refinery Costs                                     --           --          254
   Depreciation, Depletion and Amortization          519          526          521
   Exploration Costs                                 298          259          159
   Reorganization Charge                              --           --           30
   Merger Costs                                       --           80           --
   Administrative                                    124          139          140
----------------------------------------------------------------------------------
Total Costs and Expenses                           1,419        1,497        1,620
----------------------------------------------------------------------------------
Operating Income                                     218          503          580
Interest Expense                                     148          142          147
Other Income -- Net                                   25           50           --
----------------------------------------------------------------------------------
Income Before Income Taxes                            95          411          433
Income Tax Expense                                     9           92           98
----------------------------------------------------------------------------------
NET INCOME                                        $   86       $  319       $  335
==================================================================================
BASIC EARNINGS PER COMMON SHARE                   $  .48       $ 1.80       $ 1.89
==================================================================================
DILUTED EARNINGS PER COMMON SHARE                 $  .48       $ 1.79       $ 1.88
==================================================================================


See accompanying Notes to Consolidated Financial Statements.

BURLINGTON RESOURCES INC.
CONSOLIDATED BALANCE SHEET

                                                                                                     December 31,
---------------------------------------------------------------------------------------------------------------------
(In Millions, Except Share Data)                                                                  1998          1997
---------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
   Cash and Cash Equivalents                                                                    $    --       $   152
   Short-term Investments                                                                            --            83
   Accounts Receivable                                                                              402           376
   Inventories                                                                                       33            39
   Other Current Assets                                                                              21            28
---------------------------------------------------------------------------------------------------------------------
                                                                                                    456           678
---------------------------------------------------------------------------------------------------------------------
Oil and Gas Properties (Successful Efforts Method)                                                9,348         8,666
Other Properties                                                                                    828           689
---------------------------------------------------------------------------------------------------------------------
                                                                                                 10,176         9,355
   Accumulated Depreciation, Depletion and Amortization                                           4,818         4,315
---------------------------------------------------------------------------------------------------------------------
        Properties -- Net                                                                         5,358         5,040
---------------------------------------------------------------------------------------------------------------------
Other Assets                                                                                        103           103
---------------------------------------------------------------------------------------------------------------------
         Total Assets                                                                           $ 5,917       $ 5,821
=====================================================================================================================

LIABILITIES
Current Liabilities
   Accounts Payable                                                                             $   374       $   396
   Taxes Payable                                                                                     53            71
   Accrued Interest                                                                                  26            28
   Dividends Payable                                                                                 24            24
   Deferred Revenue                                                                                  17            19
---------------------------------------------------------------------------------------------------------------------
                                                                                                    494           538
---------------------------------------------------------------------------------------------------------------------
Long-term Debt                                                                                    1,938         1,748
---------------------------------------------------------------------------------------------------------------------
Deferred Income Taxes                                                                               199           203
---------------------------------------------------------------------------------------------------------------------
Deferred Revenue                                                                                     40            56
---------------------------------------------------------------------------------------------------------------------
Other Liabilities and Deferred Credits                                                              217           260
---------------------------------------------------------------------------------------------------------------------
Put Options on Common Stock                                                                          11            --
---------------------------------------------------------------------------------------------------------------------
Commitments and Contingent Liabilities

STOCKHOLDERS' EQUITY

Preferred Stock, Par Value $.01 Per Share
     (Authorized 75,000,000 Shares; No Shares Issued)                                                --            --
Common Stock, Par Value $.01 Per Share
     (Authorized 325,000,000 Shares; Issued 202,795,635 Shares)                                       2             2
Paid-in Capital                                                                                   2,984         3,001
Retained Earnings                                                                                 1,039         1,051
---------------------------------------------------------------------------------------------------------------------
                                                                                                  4,025         4,054
Cost of Treasury Stock (25,420,562 and 26,087,134 Shares for 1998 and 1997, respectively)         1,007         1,038
---------------------------------------------------------------------------------------------------------------------
Stockholders' Equity                                                                              3,018         3,016
=====================================================================================================================
        Total Liabilities and Stockholders' Equity                                              $ 5,917       $ 5,821
=====================================================================================================================


See accompanying Notes to Consolidated Financial Statements.

BURLINGTON RESOURCES INC.
CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                         Year Ended December 31,
------------------------------------------------------------------------------------------------------
(In Millions)                                                      1998           1997           1996
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income                                                     $    86        $   319        $   335
  Adjustments to Reconcile Net Income to Net Cash
       Provided By Operating Activities
     Depreciation, Depletion and Amortization                        534            538            534
     Deferred Income Taxes                                            (4)            36             32
     Exploration Costs                                               298            259            159
     Gain on Sales of Oil and Gas Properties                         (13)           (50)            --
  Working Capital Changes
     Accounts Receivable                                             (26)           108           (135)
     Inventories                                                       6             (4)            39
     Other Current Assets                                              7             --              1
     Accounts Payable                                                (22)            47            (57)
     Taxes Payable                                                   (18)            (3)            11
     Accrued Interest                                                 (2)            --              2
     Other Current Liabilities                                        (2)           (22)            37
  Other                                                              (74)          (106)            37
------------------------------------------------------------------------------------------------------
       Net Cash Provided By Operating Activities                     770          1,122            995
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to Properties                                         (1,165)        (1,245)          (804)
  Short-term Investments                                              83            (83)            --
  Proceeds from Sales and Other                                       55            494            193
------------------------------------------------------------------------------------------------------
       Net Cash Used In Investing Activities                      (1,027)          (834)          (611)
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from Long-term Debt                                       190             --            150
  Reduction in Long-term Debt                                         --           (105)          (337)
  Dividends Paid                                                     (97)           (74)           (77)
  Common Stock Purchases                                             (15)           (58)          (112)
  Other                                                               27             24             38
------------------------------------------------------------------------------------------------------
       Net Cash Provided By (Used In) Financing Activities           105           (213)          (338)
------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    (152)            75             46
CASH AND CASH EQUIVALENTS
  Beginning of Year                                                  152             77             31
------------------------------------------------------------------------------------------------------
  End of Year                                                    $    --        $   152        $    77
======================================================================================================


See accompanying Notes to Consolidated Financial Statements.

BURLINGTON RESOURCES INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


                                                                                               Cost of
                                            Common      Paid-in      Retained                  Treasury       Stockholders'
(In Millions, Except per Share Data)         Stock      Capital      Earnings       Other       Stock            Equity
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                  $    2      $ 2,955      $    555       $  (2)     $   (919)         $ 2,591
   Net Income                                                             335                                        335
   Cash Dividends ($.44 per Share)                                        (77)                                       (77)
   Stock Purchases (2,706,000 Shares)                                                              (112)            (112)
   Stock Option Activity and Other                           27                         2            42               71
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                       2        2,982           813          --          (989)           2,808
   Net Income                                                             319                                        319
   Cash Dividends ($.46 per Share)                                        (82)                                       (82)
   Stock Purchases (1,312,500 Shares)                                                               (58)             (58)
   Stock Option Activity and Other                           19             1                         9               29
---------------------------------------------------------------------------------------------------------------------------
   Balance, December 31, 1997                    2        3,001         1,051          --        (1,038)           3,016
   Net Income                                                              86                                         86
   Cash Dividends ($.55 per Share)                                        (98)                                       (98)
   Stock Purchases (435,000 Shares)                                                                 (15)             (15)
   Stock Option Activity and Other                          (17)                                     46               29
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                  $    2      $ 2,984      $  1,039       $  --      $ (1,007)         $ 3,018
===========================================================================================================================


See accompanying Notes to Consolidated Financial Statements.

BURLINGTON RESOURCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       ACCOUNTING POLICIES


PRINCIPLES OF CONSOLIDATION AND REPORTING

         The consolidated financial statements include the accounts of Burlington Resources Inc. ("BR") and its majority-owned subsidiaries (the "Company"). All significant intercompany transactions have been eliminated in consolidation. Due to the nature of financial reporting, management makes estimates and assumptions in preparing the consolidated financial statements. Actual results could differ from estimates. The consolidated financial statements include certain reclassifications that were made to conform to current presentation. Such reclassifications have no impact on net income or stockholders' equity.


CASH AND CASH EQUIVALENTS

         All short-term investments purchased with a maturity of three months or less are considered cash equivalents. Cash equivalents are stated at cost, which approximates market value.


SHORT-TERM INVESTMENTS

         Short-term investments consist of highly-liquid debt securities with a maturity of more than three months. The securities are available for sale and are carried at fair value based on quoted market prices. As of December 31, 1997, the fair value of these investments approximated amortized cost. Unrealized gains and losses, net of tax, are included as a component of stockholders' equity until realized. Realized gains and losses are based on specific identification of the securities sold.


INVENTORIES

         Inventories of materials, supplies and products are valued at the lower of average cost or market.


PROPERTIES

         Oil and gas properties are accounted for using the successful efforts method. Under this method, all development costs and acquisition costs of proved properties are capitalized and amortized on a units-of-production basis over the remaining life of proved developed reserves and proved reserves, respectively. Costs of drilling exploratory wells are initially capitalized, but charged to expense if and when a well is determined to be unsuccessful. In addition, unamortized capital costs at a field level are reduced to fair value if the sum of expected undiscounted future cash flows is less than net book value.

         Costs of retired, sold or abandoned properties that constitute a part of an amortization base are charged or credited, net of proceeds, to accumulated depreciation, depletion and amortization. Gains or losses from the disposal of other properties are recognized currently. Expenditures for maintenance, repairs and minor renewals necessary to maintain properties in operating condition are expensed as incurred. Major replacements and renewals are capitalized. Estimated dismantlement and abandonment costs for oil and gas properties are accrued, net of salvage value, based on a units-of-production method.


REVENUE RECOGNITION

         Gas revenues are recorded on the entitlement method. Under the entitlement method, revenue is recorded based on the Company's net interest.


FUNCTIONAL CURRENCY

         International exploration and production operations are considered an extension of the Company's operations. The assets, liabilities and operations of international locations are therefore measured using the United States dollar as the functional currency. Foreign currency transaction adjustments, which are not material, are included in net income.


HEDGING AND RELATED ACTIVITIES

         In order to mitigate the risk of market price fluctuations, the Company utilizes options and swaps to hedge future crude oil and natural gas production. Changes in the market value of these contracts are deferred until the gain or loss is recognized on the hedged commodity. To qualify as a hedge, these transactions must be designated as a hedge and changes in their fair value must correlate with changes in the price of anticipated future production such that the Company's exposure to the effects of commodity price changes is reduced. The Company also enters into swap agreements to convert fixed price gas sales contracts to market-sensitive contracts. Gains or losses resulting from these transactions are included in revenue as the related physical production is delivered.

         These instruments are measured for effectiveness on an enterprise basis both at the inception of the contract and on an ongoing basis. If these instruments are terminated prior to maturity, resulting gains or losses continue to be deferred until the hedged item is recognized in income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         Treasury lock agreements are used to hedge interest rate exposure on specific anticipated debt issuances of the Company. Accordingly, the differential paid or received by the Company on maturity of a treasury lock agreement is recognized as an adjustment to interest expense over the term of the underlying financing transaction.


CREDIT AND MARKET RISKS

         The Company manages and controls market and counterparty credit risk through established formal internal control procedures which are reviewed on an ongoing basis. The Company attempts to minimize credit risk exposure to counterparties through formal credit policies, monitoring procedures and through establishment of valuation reserves related to counterparty credit risk. In the normal course of business, collateral is not required for financial instruments with credit risk.


INCOME TAXES

         Income taxes are provided based on earnings reported for tax return purposes in addition to a provision for deferred income taxes. Deferred income taxes are provided to reflect the tax consequences in future years of differences between the financial statement and tax basis of assets and liabilities. Tax credits are accounted for under the flow-through method, which reduces the provision for income taxes in the year the tax credits are earned. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that the related tax benefits will not be realized.


STOCK-BASED COMPENSATION

         The Company uses the intrinsic value based method of accounting for stock-based compensation. Under this method, the Company records no compensation expense for stock options granted when the exercise price for options granted is equal to the fair market value of the Company's stock on the date of the grant.


EARNINGS PER COMMON SHARE

         Basic earnings per common share ("EPS") is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. The weighted average number of common shares outstanding for computing basic EPS was 177 million for the years ended December 31, 1998, 1997 and 1996. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The weighted average number of common shares outstanding for computing diluted EPS, including dilutive stock options, was 178 million for the years ended December 31, 1998, 1997 and 1996. For the years ended December 31, 1998, 1997 and 1996, approximately 4 million, 600 thousand and 3 million shares, respectively, attributable to the exercise of outstanding options were excluded from the calculation of diluted EPS because the effect was antidilutive. No adjustments were made to reported net income in the computation of EPS.

2.       MERGER

         On July 17, 1997, BR and The Louisiana Land and Exploration Company ("LL&E")announced that they had entered into an Agreement and Plan of Merger (the "Merger"). On October 22, 1997, the Merger was completed and LL&E became a wholly-owned subsidiary of the Company. Pursuant to the Merger, BR issued 52,795,635 shares of its Common Stock based on an exchange ratio of 1.525 for each outstanding share of LL&E stock. The Merger was accounted for as a pooling of interests and qualified as a tax-free reorganization. The transaction was valued at approximately $3 billion based on BR's closing stock price on October 22, 1997. During the fourth quarter of 1997, the Company recorded a pretax charge of $80 million ($71 million after tax) for direct costs associated with the Merger. These costs primarily consist of $44 million for severance and related exit costs and $36 million for direct transaction costs. Approximately $2 million of accrued unpaid costs remained on the consolidated balance sheet as of December 31, 1998.

3.       INCOME TAXES

The jurisdictional components of income before income taxes follow.


                         Year Ended December 31,
-----------------------------------------------
(In Millions)            1998     1997     1996
-----------------------------------------------
Domestic                 $139     $369     $400
Foreign                   (44)      42       33
-----------------------------------------------
Total                    $ 95     $411     $433
===============================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The provision for income taxes follows.


                       Year Ended December 31,
------------------------------------------------
(In Millions)       1998        1997        1996
------------------------------------------------
Current
   Federal          $ 10        $ 44        $ 53
   State               5           2          11
   Foreign            (2)         10           2
------------------------------------------------
                      13          56          66
------------------------------------------------
Deferred
   Federal             8          30          18
   State               1          11           9
   Foreign           (13)         (5)          5
------------------------------------------------
                      (4)         36          32
------------------------------------------------
Total               $  9        $ 92        $ 98
================================================


Reconciliation of the federal statutory income tax rate to the effective income tax rate follows.


                                           Year Ended December 31,
----------------------------------------------------------------------
                                       1998         1997         1996
----------------------------------------------------------------------
Statutory rate                         35.0%        35.0%        35.0%
State income taxes                      4.1          2.1          3.0
Taxes on foreign income
   in excess of statutory rate           .6          2.1           .2
Tax credits                           (33.4)       (18.5)       (15.0)
Merger costs                             --          4.6           --
Other                                   3.1         (2.8)         (.7)
----------------------------------------------------------------------
   Effective rate                       9.4%        22.5%        22.5%
======================================================================


Deferred income tax liabilities (assets) follow.

                                                         December 31,
------------------------------------------------------------------------
(In Millions)                                         1998         1997
------------------------------------------------------------------------
Deferred income tax liabilities
   Excess of book over tax basis of properties       $ 514        $ 548
Deferred income tax assets
   AMT credit carryforward                            (264)        (255)
   Deferred foreign tax credits                        (71)         (66)
   Net operating loss carryforward                      (3)          (4)
   Foreign tax credit carryforward                      (2)          (2)
   Financial accruals and other                        (10)         (51)
------------------------------------------------------------------------
                                                      (350)       $(378)
------------------------------------------------------------------------
   Less valuation allowance                             35           33
------------------------------------------------------------------------
Net deferred income tax liabilities                  $ 199        $ 203
========================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         The above net deferred tax liabilities, as of December 31, 1998 and 1997, include deferred state income tax liabilities of approximately $39 million for both years.

         The Alternative Minimum Tax ("AMT") credit carryforward, related primarily to nonconventional fuel tax credits, is available to offset future federal income tax liabilities. The AMT credit carryforward has no expiration. The benefit of these tax credits is recognized in net income for accounting purposes and is reflected in the current tax provision to the extent the Company is able to utilize the credits for tax return purposes.

         The foreign tax credit carryforward is available through the year 2003 to offset future federal income taxes. The federal income tax net operating loss carryforward is available through the year 2009 to offset future federal taxable income, subject to the separate return limitation provisions of the federal income tax regulations.

         A valuation allowance is provided for uncertainties surrounding the realization of certain foreign tax credit carryforwards and certain deferred foreign tax credits.

4. COMMODITY HEDGING ACTIVITIES

Gas Swaps

         The Company enters into gas swap agreements to fix the price of anticipated future natural gas production. As of December 31, 1998, the Company has the following volumes hedged.

              Total Hedged      Average
Production       Volume       Hedge/Strike   Deferred Gain
  Period        (MMBTU)          Price       (In Millions)
-----------------------------------------------------------
  1999         168,650,000       $2.39           $ 68
  2000         201,300,000        2.33             26
  2001          77,565,000       $2.36           $  7


Gas Basis Swaps

         The Company enters into gas basis swap agreements to fix a component of the sales price of anticipated future natural gas production. This component is expressed as the differential between a location and Henry Hub. These transactions are accounted for as hedges of the Company's underlying production. As of December 31, 1998, the Company had 40 million MMBTU of 1999 natural gas production hedged at a fixed differential of approximately $.28 per MMBTU. The deferred loss on these transactions as of December 31, 1998 is approximately $2 million.

Options Contracts

         The Company enters into put option agreements to set a floor price on anticipated future natural gas production while allowing the Company to participate in market price increases that exceed those floor prices. These transactions are accounted for as hedges of the Company's underlying production. As of December 31, 1998, the Company has 34 million MMBTU of 1999 natural gas production hedged at a floor price of $1.80 per MMBTU. The deferred gain on these transactions as of December 31, 1998 is approximately $1 million.

5. LONG-TERM DEBT

Long-term debt follows.


                                          December 31,
---------------------------------------------------------
(In Millions)                           1998        1997
---------------------------------------------------------
Commercial Paper                       $  190      $   --
Notes, 7.15%, due 1999                    300         300
Notes, 6 7/8%, due 1999                   150         150
Notes, 9 5/8%, due 2000                   150         150
Notes, 8 1/2%, due 2001                   150         150
Notes, 8 1/4%, due 2002                   100         100
Debentures, 9 7/8%, due 2010              150         150
Debentures, 7 5/8%, due 2013              100         100
Debentures, 9 1/8%, due 2021              150         150
Debentures, 7.65%, due 2023               200         200
Debentures, 8.20%, due 2025               150         150
Debentures, 6 7/8%, due 2026              150         150
Other, including discounts -- net          (2)         (2)
---------------------------------------------------------
    Total                              $1,938      $1,748
=========================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         The Company had fixed-rate debt maturities of $450 million, $150 million, $150 million, $100 million, $0 and $1,090 million due in 1999, 2000, 2001, 2002, 2003 and thereafter, respectively. The Company's commercial paper borrowings at December 31, 1998 had an average interest rate of 6 percent.

         The Company's credit facilities are comprised of a $600 million revolving credit agreement that expires in February 2003 and a $400 million revolving credit agreement that expires in February 2000. The $400 million revolving credit agreement is renewable annually by mutual consent. Annual fees are .08 and .12 percent, respectively, of the $600 million and $400 million commitments. At the Company's option, interest on borrowings is based on the Prime rate or Eurodollar rates. The unused commitment under these agreements is available to cover debt due within one year; therefore, commercial paper and fixed-rate debt due within one year are classified as long-term debt. Under the covenants of these agreements, debt cannot exceed 60 percent of capitalization (as defined in the agreements). As of December 31, 1998, there were no borrowings outstanding under these credit facilities. In addition, the Company has the capacity to issue $1 billion of securities under shelf registration statements filed with the Securities and Exchange Commission.

         The Company utilizes a treasury lock agreement to hedge the effect of interest rate movements on anticipated debt transactions. At December 31, 1998, the aggregate notional amount of the lock agreement was $128 million. At December 31, 1998, the fair value of the agreement was an obligation of $11 million. The treasury lock agreement matures in the first quarter 1999.

6.       TRANSPORTATION ARRANGEMENTS WITH EL PASO NATURAL GAS COMPANY

         In 1998, 1997 and 1996, approximately 37 percent, 41 percent and 43 percent, respectively, of the Company's gas production was transported to direct sale customers through El Paso Natural Gas Company's ("EPNG") pipeline systems. These transportation arrangements are pursuant to EPNG's approved Federal Energy Regulatory Commission tariffs applicable to all shippers. The Company expects to continue to transport a substantial portion of its future gas production through EPNG's pipeline system. See Note 9 for demand charges paid to EPNG which provide the Company with firm and interruptible transportation capacity rights on interstate and intrastate pipeline systems.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7. CAPITAL STOCK

STOCK OPTIONS

         The Company's 1993 Stock Incentive Plan (the "1993 Plan") succeeds its 1988 Stock Option Plan which expired by its terms in May 1993 but remains in effect for options granted prior to May 1993. The 1993 Plan provides for the grant of stock options, restricted stock, stock purchase rights and stock appreciation rights or limited stock appreciation rights (together "SARs").

         Under the 1993 Plan, options may be granted to officers and key employees at fair market value on the date of grant, exercisable in whole or part by the optionee after completion of at least one year of continuous employment from the grant date and have a term of ten years. At December 31, 1998, 6,049,276 shares were available for grant under the 1993 Plan.

         In 1997, the Company adopted the 1997 Employee Stock Incentive Plan (the "1997 Plan") from which stock options and restricted stock ("Awards") may be granted to employees who are not eligible to participate in the 1993 Plan. The options are granted at fair market value on the grant date, become exercisable in whole or part by the optionee after completion of at least one year of continuous employment and have a term of ten years. The 1997 Plan limits Awards, in aggregate, to a maximum of one million shares annually.


Activity in the Company's stock option plans follows.



                                                                               Weighted Average
                                                        Options                 Exercise Price
-----------------------------------------------------------------------------------------------
Balance, December 31, 1995                             6,283,659                    $29.07
   Granted                                             2,896,483                     47.35
   Exercised                                          (2,288,458)                    26.91
   Cancelled                                            (105,615)                    34.74
-----------------------------------------------------------------------------------------------
Balance, December 31, 1996                             6,786,069                     37.51
   Granted                                             2,253,627                     40.99
   Exercised                                            (886,009)                    27.09
   Cancelled                                            (210,613)                    47.82
-----------------------------------------------------------------------------------------------
Balance, December 31, 1997                             7,943,074                     39.39
   Granted                                               276,200                     43.43
   Exercised                                          (1,060,365)                    26.11
   Cancelled                                            (758,460)                    47.35
-----------------------------------------------------------------------------------------------
Balance, December 31, 1998                             6,400,449                    $40.82
===============================================================================================


The following table summarizes information related to stock options outstanding and exercisable at December 31, 1998.


                                                                 Weighted Average
       Options             Range of         Weighted Average         Remaining               Options        Weighted Average
     Outstanding        Exercise Prices      Exercise Price      Contractual Life          Exercisable       Exercise Price
---------------------------------------------------------------------------------------------------------------------------------
      2,267,554        $19.51 to $38.00           $30.36             5.1 years              2,090,366            $30.10
      4,132,895         39.63 to  52.03            46.55             7.8 years              2,430,599             46.16
---------------------------------------------------------------------------------------------------------------------------------
      6,400,449        $19.51 to $52.03           $40.82             6.9 years              4,520,965            $38.74
=================================================================================================================================

Exercisable stock options and weighted average exercise prices at December 31, 1997 and 1996 follow.


                                             Weighted Average
                     Options Exercisable      Exercise Price
-------------------------------------------------------------
December 31, 1997         3,917,331               $33.93
=============================================================
December 31, 1996         3,593,423               $30.79
=============================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         The weighted average fair values of options granted during the years 1998, 1997 and 1996 were $11.32, $10.45 and $12.45, respectively. The fair values of employee stock options were calculated using a variation of the Black-Scholes stock option valuation model with the following weighted average assumptions for grants in 1998, 1997 and 1996: stock price volatility of 24.18 percent, 18.35 percent and 18.62 percent, respectively; risk free rate of return ranging from 4.66 percent to 6.00 percent; dividend yield of 1.36 percent, 1.07 percent and 1 percent, respectively; and an expected term of 5 years. If the fair value based method of accounting had been applied, the Company's net income and EPS would have been reduced to the pro forma amounts indicated below. The fair value of stock options included in the pro forma amounts is not necessarily indicative of future effects on net income and EPS.


                                            Year Ended December 31,
-------------------------------------------------------------------
(In Millions, Except per share Amounts)    1998      1997      1996
-------------------------------------------------------------------
Net income  -- as reported                 $ 86     $ 319     $ 335
Net income  -- pro forma                     74       308       329

Basic EPS   -- as reported                  .48      1.80      1.89
Basic EPS   -- pro forma                    .42      1.74      1.86

Diluted EPS -- as reported                  .48      1.79      1.88
Diluted EPS -- pro forma                   $.42     $1.73     $1.85


STOCK APPRECIATION RIGHTS

         The Company has granted SARs in connection with certain outstanding options under the 1988 Stock Option Plan. SARs are subject to the same terms and conditions as the related options. A SAR entitles an option holder, in lieu of exercise of an option, to receive a cash payment equal to the difference between the option price and the fair market value of the Company's Common Stock based upon the plan provisions. To the extent the SAR is exercised, the related option is cancelled and to the extent the option is exercised, the related SAR is cancelled. The outstanding SARs are exercisable only under certain circumstances related to significant changes in the ownership of the Company or its holdings, or certain changes in the constitution of its Board of Directors. At December 31, 1998, there were 74,276 SARs outstanding related to stock options with a weighted average exercise price of $34.21 per share.


PREFERRED STOCK AND PREFERRED STOCK PURCHASE RIGHTS

         The Company is authorized to issue 75,000,000 shares of preferred stock, par value $.01 per share, and as of December 31, 1998, there were no shares issued. On December 9, 1998, the Company's Board of Directors designated 3,250,000 of the authorized preferred shares as Series A Junior Participating Preferred Stock. Upon issuance, each one-hundredth of a share of Series A Junior Participating Preferred Stock will have dividend and voting rights approximately equal to those of one share of Common Stock of the Company. In addition, on December 9, 1998, the Board of Directors declared a dividend distribution of one Right for each outstanding share of Common Stock of the Company to shareholders of record on December 16, 1998. The Rights become exercisable if, without the Company's prior consent, a person or group acquires securities having 15 percent or more of the voting power of all of the Company's voting securities (an "Acquiring Person") or ten days following the announcement of a tender offer which would result in such ownership. Each Right, when exercisable, entitles the registered holder to purchase from the Company one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $200 per one hundredth of a share, subject to adjustment. If, after the Rights become exercisable, the Company were to be involved in a merger or other business combination in which its Common Stock was exchanged or changed or 50% or more of the Company's assets or earning power were sold, each Right would permit the holder to purchase, for the exercise price, stock of the acquiring company having a value of twice the exercise price. In addition, except for certain permitted offers, if any person or group becomes an Acquiring Person, each Right would permit the purchase, for the exercise price, of Common Stock of the Company having a value of twice the exercise price. Rights owned by an Acquiring Person are void. The Rights may be redeemed by the Company under certain circumstances until their expiration date for $.01 per Right.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8.   RETIREMENT BENEFITS

     The Company's pension plans are non-contributory defined benefit plans covering substantially all employees. The benefits are based on years of credited service and final average compensation. Contributions to the plans are limited to amounts that are currently deductible for tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

     The Company has postretirement medical and dental care plans for a closed group of retirees and their dependents and certain employees. The postretirement benefit plans are unfunded and the Company funds claims on a cash basis. The Company also maintains a Medicare Part B reimbursement plan and life insurance coverage for a closed group of retirees.

The following tables set forth the amounts recognized in the Consolidated Balance Sheet and Statement of Income.

                                                                  Postretirement
                                              Pension Benefits       Benefits
---------------------------------------------------------------------------------
                                                      Year Ended December 31,
---------------------------------------------------------------------------------
(In Millions)                                  1998      1997      1998      1997
---------------------------------------------------------------------------------
Change in benefit obligation
   Benefit obligation at beginning of year    $ 178     $ 161     $  33     $  31
   Service cost                                   9         9      --           1
   Interest cost                                 12        12         2         3
   Amendments                                     2      --           1      --
   Actuarial loss (gain)                          8        17        (2)     --
   Benefits paid                                (27)      (21)       (2)       (2)
---------------------------------------------------------------------------------
   Benefit obligation at end of year            182       178        32        33
---------------------------------------------------------------------------------
Change in plan assets
   Fair value of plan assets
     at beginning of year                       161       144      --        --
   Actual return on plan assets                  30        28      --        --
   Employer contribution                          8        10         2         2
   Benefits paid                                (27)      (21)       (2)       (2)
---------------------------------------------------------------------------------
   Fair value of plan assets at
       end of year                              172       161      --        --
---------------------------------------------------------------------------------
Funded status                                   (10)      (17)      (32)      (33)
---------------------------------------------------------------------------------
Unrecognized net actuarial loss                  16        26         1         3
Unrecognized net transition obligation            1         2      --        --
Unrecognized prior service cost                   2      --           2      --
---------------------------------------------------------------------------------
Net prepaid (accrued) benefit cost            $   9     $  11     $ (29)    $ (30)
=================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                         Postretirement
                                                         Pension Benefits                     Benefits
---------------------------------------------------------------------------------------------------------
(In Millions)                                                           Year Ended December 31,
---------------------------------------------------------------------------------------------------------
                                                     1998     1997    1996             1998   1997   1996
---------------------------------------------------------------------------------------------------------
Benefit cost for the plans includes the following
     components
   Service cost                                     $   9     $  9    $  9             $--     $ 1    $ 1
   Interest cost                                       12       12      12               1       3      3
   Expected return on plan assets                     (13)     (12)    (12)             --      --     --
   Amortization of transition obligation               --       --       2              --      --     --
   Amortization of prior service cost                  --        1       1              --      --     --
   Recognized net actuarial loss                        2        1       2              --      --     --
---------------------------------------------------------------------------------------------------------
   Net benefit cost                                 $  10     $ 11    $ 14           $   1     $ 4    $ 4
---------------------------------------------------------------------------------------------------------


                                                                                          Postretirement
                                                         Pension Benefits                    Benefits
--------------------------------------------------------------------------------------------------------
                                                                           December 31,
--------------------------------------------------------------------------------------------------------
                                                         1998       1997                 1998      1997
--------------------------------------------------------------------------------------------------------
Weighted average assumptions
   Discount rate                                         6.75%      7.25%                6.75%     7.25%
   Expected return on plan assets                        9.00%      9.00%                  --        --
   Rate of compensation increase                         5.00%      5.00%                  --        --
--------------------------------------------------------------------------------------------------------

     During 1998, the Company recognized a settlement expense of approximately $800 thousand related to the employee reduction associated with the LL&E merger in the fourth quarter of 1997.

     A 5 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998. The rate is assumed to decrease gradually to 4 percent for 2003 and remain at that level thereafter.

     Assumed health care cost trends have a significant effect on the amounts reported for the postretirement medical and dental care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

                                                                     1-Percentage          1-Percentage
(In Thousands)                                                      Point Increase        Point Decrease
--------------------------------------------------------------------------------------------------------
Effect on total service and interest cost                                $  152               $  (131)
Effect on postretirement benefit obligation                              $2,841               $(2,457)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.  COMMITMENTS AND CONTINGENT LIABILITIES

DEMAND CHARGES

     The Company has entered into contracts which provide firm transportation capacity rights on interstate and intrastate pipeline systems. The remaining terms on these contracts range from 1 to 9 years and require the Company to pay transportation demand charges regardless of the amount of pipeline capacity utilized by the Company. The Company paid $60 million, $49 million and $61 million of demand charges of which $44 million, $34 million and $47 million was paid to EPNG for the years ended December 31, 1998, 1997 and 1996, respectively.

     Future transportation demand charge commitments at December 31, 1998 follow.

                                     Year Ended December 31,
------------------------------------------------------------
                                          (In Millions)
1999                                         $  62
2000                                            47
2001                                            42
2002                                            41
2003                                            42
Thereafter                                     127
------------------------------------------------------------
   Total                                      $361
============================================================

LEASE OBLIGATIONS

     The Company has operating leases for office space and other property and equipment. The Company incurred lease rental expense of $17 million, $18 million and $20 million for the years ended December 31, 1998, 1997 and 1996, respectively.

     Future minimum annual rental commitments at December 31, 1998 follow.

                                   Year Ended December 31,
----------------------------------------------------------
                                        (In Millions)
1999                                         $ 18
2000                                           16
2001                                           16
2002                                           16
2003                                           16
Thereafter                                     68
----------------------------------------------------------
   Total                                     $150
==========================================================

DRILLING RIG COMMITMENTS

     During 1998, the Company entered into agreements to lease or participate in the use of various drilling rigs. The exposure with respect to these commitments ranges from $152 million to $280 million depending on partner participation. These agreements extend through the year 2004.

LEGAL PROCEEDINGS

     The Company is involved in several proceedings challenging the payment of royalties for its crude oil and natural gas production.

     On November 20, 1997, the Company and numerous other defendants entered into a settlement agreement in a lawsuit styled as The McMahon Foundation, et al. v. Amerada Hess Corporation, et al. This lawsuit is a proposed class action consisting of both working interest owners and royalty owners against numerous defendants, all of which are oil companies and/or purchasers of oil from oil companies, including Burlington Resources Oil & Gas Company, formerly known as Meridian Oil Inc. ("BROG") and LL&E. The plaintiffs allege that the defendants conspired to fix, depress, stabilize and maintain at artificially low levels the prices paid for oil by, among other things, setting their posted prices at arbitrary levels below competitive market prices. Cases involving similar allegations have been filed in federal courts in other states. On January 14, 1998, the United States Judicial Panel on Multidistrict Litigation issued an order consolidating these cases and transferring the McMahon case to the United States District Court for the Southern District of Texas in Corpus Christi. The Company and other defendants have entered into a Settlement Agreement which received preliminary approval by the Court on October 28, 1998. The Court has set a hearing to finally determine the fairness, accuracy and reasonableness of the Settlement Agreement beginning in April 1999.

     The Company is also involved in several governmental proceedings relating to the payment of royalties. Various administrative proceedings are pending before the Minerals Management Service ("MMS") of the United States Department of the Interior with respect to the proper valuation of oil and gas produced on federal and Indian lands for purposes of paying royalties on production sold by BROG to its affiliate, Burlington Resources Trading Inc. ("BRTI"), or gathered by its affiliate, Burlington Resources Gathering Inc. In general, these proceedings stem from regular MMS audits of the Company's royalty payments over various periods of time and involve the interpretation of the relevant federal regulations. Most of these administrative proceedings currently have been suspended pending

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS negotiations between the Company and the MMS to resolve their disputes regarding the appropriate valuation methodology or pending resolution of the federal False Claims Act litigation as hereinafter described.

     In late February 1998, the Company and numerous other oil and gas companies received a complaint filed in the United States District Court for the Eastern District of Texas in Lufkin in a lawsuit styled as United States of America ex rel J. Benjamin Johnson, Jr., et al v. Shell Oil Company, et al. alleging violations of the civil False Claims Act. The United States has intervened in this lawsuit as to some of the defendants, including the Company, and has filed a separate complaint. This suit alleges that the Company underpaid royalties for crude oil produced on federal and Indian lands through the use of below-market posted prices in the sale of oil from BROG to BRTI. The suit alleges that royalties paid by BROG based on these posted prices were lower than the royalties allegedly required to be paid under federal regulations, and that the forms filed by BROG with the MMS reporting the royalties paid were false, thereby violating the civil False Claims Act. The Company and others have also received document subpoenas and other inquiries from the Department of Justice relating to the payment of royalties to the federal government for natural gas production. These requests and inquiries have been made in the context of one or more other False Claims Act cases brought by individuals which remain under seal and are now being investigated by the Civil Division of the Department of Justice. The Company has responded and continues to respond to these requests and inquiries, but the Company does not know what action, if any, the Department of Justice will take with regard to these other cases. If the government chooses not to intervene and pursue these cases, the individuals who initially brought these cases are free to pursue them in return for a share, if any, of any final settlement or judgment. In addition, the Company has been advised that it is a target of a criminal investigation by the United States Attorney for the District of Wyoming into the alleged underpayment of oil and gas royalties. The Company has responded to numerous grand jury document subpoenas in connection with an investigation and is otherwise cooperating with the investigation. Management cannot predict when the investigation will be completed or its ultimate outcome.

     Based on the Company's present understanding of the various governmental proceedings relating to royalty payments, described in the preceding two paragraphs, the Company believes that it has substantial defenses to these claims and intends to vigorously assert such defenses. However, in the event that the Company is found to have violated the civil False Claims Act or is indicted or convicted on criminal charges, the Company could be subjected to a variety of sanctions, including treble damages, substantial monetary fines, civil and/or criminal penalties and a temporary suspension from entering into future federal mineral leases and other federal contracts for a defined period of time. While the ultimate outcome and impact on the Company cannot be predicted with certainty, management believes that the resolution of these proceedings will not have a material adverse effect on the consolidated financial position of the Company, although results of operations and cash flows could be significantly impacted in the reporting periods in which such matters are resolved.

     In addition to the foregoing, the Company and its subsidiaries are named defendants in numerous other lawsuits and named parties in numerous governmental and other proceedings arising in the ordinary course of business. While the outcome of these other lawsuits and proceedings cannot be predicted with certainty, management believes these matters, other than the above-described proceedings, will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

10. DIVESTITURE PROGRAM AND REORGANIZATION

     In June 1997, the Company completed its divestiture program of non-strategic assets which was announced in July 1996. As planned, the Company sold approximately 27,000 wells and related facilities. Before closing adjustments, gross proceeds for 1997 from the sales of oil and gas properties related to this divestiture program were approximately $450 million. During 1997, the Company recorded a pretax gain of approximately $50 million related to the sales of oil and gas properties. This program allowed the Company to reorganize and resulted in a reduction of 456 employees. As of December 31, 1997, this program was complete.

     On July 31, 1996, the Company completed the sale of its crude oil refinery and terminal, including crude oil and refined product inventories, for approximately $70 million. The net book value of refinery property, plant and equipment and inventory at that date was approximately $68 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. DEFERRED REVENUE

     In September 1996, the Company received cash proceeds of $108 million for a transaction in which it is obligated to deliver gas through December 31, 2002. The proceeds were recorded as deferred revenue and are being amortized into revenues as the gas is delivered. Approximately $18 million, $20 million and $13 million of deferred revenue was recognized in 1998, 1997 and 1996, respectively.

12. RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, which is effective for fiscal years beginning after June 15, 1999.

     SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It also requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those items at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction or
(c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The Company plans to adopt SFAS No. 133 during the first quarter of the year ended December 31, 2000 and is currently evaluating the effects of this pronouncement.

13. SUPPLEMENTAL CASH FLOW INFORMATION

     The following is additional information concerning supplemental disclosures of cash flow activities.

                                      Year Ended December 31,
--------------------------------------------------------------------
(In Millions)                    1998            1997          1996
--------------------------------------------------------------------
Interest paid                    $150            $149          $154
Income taxes paid-- net          $ 21            $ 56          $ 60

14.  SEGMENT AND GEOGRAPHIC INFORMATION

     The Company's reportable segments are North America and International. Both segments are engaged principally in the exploration, development, production and marketing of oil and gas. The North America segment is responsible for the Company's operations in the U.S. and Canada and the International segment is responsible for all operations outside that geographical region. The accounting policies for the segments are the same as those described in Note 1 to the consolidated financial statements. There are no significant intersegment sales or transfers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables present information about reported segment operations.

                                                              Year Ended December 31, 1998
---------------------------------------------------------------------------------------------------
(In Millions)                                     North America        International          Total
---------------------------------------------------------------------------------------------------
Revenues                                              $1,488               $149              $1,637
Depreciation, depletion and amortization                 440                 67                 507
Operating income (loss)                                  391                (38)                353
Additions to oil and gas properties                   $  981               $136              $1,117


                                                               Year Ended December 31, 1997
---------------------------------------------------------------------------------------------------
(In Millions)                                     North America        International          Total
---------------------------------------------------------------------------------------------------
Revenues                                              $1,795               $205              $2,000
Depreciation, depletion and amortization                 434                 75                 509
Operating income                                         686                 53                 739
Additions to oil and gas properties                   $  977               $228              $1,205

                                                                 Year Ended December 31, 1996
---------------------------------------------------------------------------------------------------
(In Millions)                                     North America        International          Total
---------------------------------------------------------------------------------------------------
Revenues                                              $1,989               $211              $2,200
Depreciation, depletion and amortization                 419                 81                 500
Operating income                                         717                 54                 771
Additions to oil and gas properties                   $  730               $ 62              $  792

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following is a reconciliation of segment operating income to consolidated income before income taxes.

                                                                      Year Ended December 31,
---------------------------------------------------------------------------------------------------
(In Millions)                                                   1998           1997            1996
---------------------------------------------------------------------------------------------------
Total operating income for reportable segments                $  353         $  739            $771
Corporate expenses(a)                                            135            236             191
Interest expense                                                 148            142             147
Other income-- net                                                25             50              --
---------------------------------------------------------------------------------------------------
Consolidated income before income taxes                       $   95         $  411            $433
===================================================================================================

(a) In 1997, corporate expenses included an $80 million charge related to the Merger. In 1996, corporate expenses included a $30 million charge related to the reorganization.

The following is a reconciliation of segment additions to oil and gas properties to consolidated amounts.

                                                                       Year Ended December 31,
----------------------------------------------------------------------------------------------------
(In Millions)                                                   1998           1997             1996
----------------------------------------------------------------------------------------------------
Total additions to oil and gas properties
   for reportable segments                                    $1,117         $1,205             $792
Administrative expenditures                                       48             40               12
----------------------------------------------------------------------------------------------------
Consolidated additions to properties                          $1,165         $1,245             $804
====================================================================================================

REPORT OF MANAGEMENT

     The management of Burlington Resources is responsible for the preparation and integrity of all information contained in this Annual Report. The accompanying financial statements have been prepared in conformity with generally accepted accounting principles. The financial statements include amounts that are management's best estimates and judgments.

     BR maintains a system of internal control and a program of internal auditing that provides management with reasonable assurance that BR's assets are protected and that published financial statements are reliable and free of material misstatement. Management is responsible for the effectiveness of internal controls. This is accomplished through established codes of conduct, accounting and other control systems, policies and procedures, employee selection and training, appropriate delegation of authority and segregation of responsibilities.

     The Audit Committee of the Board of Directors, composed solely of directors who are not officers or employees, meets regularly with the independent certified public accountants, financial management, counsel and corporate audit. To ensure complete independence, the certified public accountants and corporate audit have full and free access to the Audit Committee to discuss the results of their audits, the adequacy of internal controls and the quality of financial reporting.

     Our independent certified public accountants provide an objective independent review by their audit of the Company's financial statements. Their audit is conducted in accordance with generally accepted auditing standards and includes a review of internal accounting controls to the extent deemed necessary for the purposes of their audit.


       /s/ John E. Hagale                           /s/ Philip W. Cook
       ------------------                           ------------------
         John E. Hagale                                Philip W. Cook
   Executive Vice President and                 Vice President, Controller and
     Chief Financial Officer                       Chief Accounting Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Burlington Resources Inc.


     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, cash flows and stockholders' equity present fairly, in all material respects, the financial position of Burlington Resources Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PriceWaterhouseCoopers LLP
Houston, Texas
January 20, 1999

BURLINGTON RESOURCES INC.
SUPPLEMENTARY FINANCIAL INFORMATION

SUPPLEMENTAL OIL AND GAS DISCLOSURES -- UNAUDITED
--------------------------------------------------------------------------------
     The supplemental data presented herein reflects information for all of the Company's oil and gas producing activities. Capitalized costs for oil and gas producing activities follow.

                                                         December 31,
--------------------------------------------------------------------------------
(In Millions)                                           1998     1997
--------------------------------------------------------------------------------
Proved properties                                      $9,154   $8,516
Unproved properties                                       194      150
--------------------------------------------------------------------------------
                                                        9,348    8,666
Accumulated depreciation, depletion and amortization    4,474    4,003
--------------------------------------------------------------------------------
Net capitalized costs                                  $4,874   $4,663
================================================================================

     Costs incurred for oil and gas property acquisition, exploration and development activities follow.


                                        Year Ended December 31, 1998
--------------------------------------------------------------------------------
(In Millions)               North America        International       Total
--------------------------------------------------------------------------------
Property acquisition
   Unproved                     $ 92                 $  6            $   98
   Proved                         23                    4                27
Exploration                      315                   96               411
Development                      491                   30               521
--------------------------------------------------------------------------------
Total costs incurred            $921                 $136            $1,057
================================================================================

                                       Year Ended December 31, 1997
--------------------------------------------------------------------------------
(In Millions)               North America        International        Total
--------------------------------------------------------------------------------
Property acquisition
   Unproved                     $ 93                 $  5            $   98
   Proved                         54                  160               214
Exploration                      241                   48               289
Development                      539                   15               554
--------------------------------------------------------------------------------
Total costs incurred            $927                 $228            $1,155
================================================================================

                                     Year Ended December 31, 1996
--------------------------------------------------------------------------------
(In Millions)              North America      International         Total
--------------------------------------------------------------------------------
Property acquisition
   Unproved                    $ 48                 $ 9            $ 57
   Proved                        92                  --              92
Exploration                     134                  29             163
Development                     402                  24             426
--------------------------------------------------------------------------------
Total costs incurred           $676                 $62            $738
================================================================================

SUPPLEMENTARY FINANCIAL INFORMATION



     Results of operations for oil and gas producing activities follow.

                                                                       Year Ended December 31, 1998
-------------------------------------------------------------------------------------------------------
(In Millions)                                                 North America     International     Total
-------------------------------------------------------------------------------------------------------
Revenues                                                         $1,448           $   149        $1,597
-------------------------------------------------------------------------------------------------------
Production costs                                                    343                43           386
Exploration costs                                                   239                59           298
Operating expenses                                                  177                32           209
Depreciation, depletion and amortization                            429                64           493
-------------------------------------------------------------------------------------------------------
                                                                  1,188               198         1,386
-------------------------------------------------------------------------------------------------------
Operating income (loss)                                             260               (49)          211
Income tax provision (benefit)                                       64               (11)           53
-------------------------------------------------------------------------------------------------------
Results of operations for oil and gas producing activities       $  196           $   (38)       $  158
=======================================================================================================

                                                                     Year Ended December 31, 1997
-------------------------------------------------------------------------------------------------------
(In Millions)                                                 North America      International  Total
-------------------------------------------------------------------------------------------------------
Revenues                                                         $1,747            $  205       $1,952
-------------------------------------------------------------------------------------------------------
Production costs                                                    363                42          405
Exploration costs                                                   234                25          259
Operating expenses                                                  220                10          230
Depreciation, depletion and amortization                            422                75          497
-------------------------------------------------------------------------------------------------------
                                                                  1,239               152        1,391
-------------------------------------------------------------------------------------------------------
Operating income                                                    508                53          561
Income tax provision                                                103                27          130
-------------------------------------------------------------------------------------------------------
Results of operations for oil and gas producing activities       $  405            $   26       $  431
=======================================================================================================

                                                                     Year Ended December 31, 1996
-------------------------------------------------------------------------------------------------------
(In Millions)                                                  North America    International   Total
-------------------------------------------------------------------------------------------------------
Revenues                                                         $1,682            $  211       $1,893
-------------------------------------------------------------------------------------------------------
Production costs                                                    372                51          423
Exploration costs                                                   145                14          159
Operating expenses                                                  224                11          235
Depreciation, depletion and amortization                            408                81          489
-------------------------------------------------------------------------------------------------------
                                                                  1,149               157        1,306
-------------------------------------------------------------------------------------------------------
Operating income                                                    533                54          587
Income tax provision                                                131                20          151
-------------------------------------------------------------------------------------------------------
Results of operations for oil and gas producing activities       $  402            $   34       $  436
=======================================================================================================

SUPPLEMENTARY FINANCIAL INFORMATION


     The following table reflects estimated quantities of proved oil and gas reserves. These reserves have been reduced for royalty interests owned by others. These reserves have been estimated by the Company's petroleum engineers. The Company considers such estimates to be reasonable, however, due to inherent uncertainties, estimates of underground reserves are imprecise and subject to change over time as additional information becomes available.

                                                            Oil (MMBbls)              Gas (BCF)
----------------------------------------------------------------------------------------------------------------------------
                                             North America  International    Total   North America  International    Total
----------------------------------------------------------------------------------------------------------------------------
PROVED DEVELOPED AND UNDEVELOPED RESERVES
   December 31, 1995                              257.6          36.1        293.7       6,197           289         6,486
     Revision of previous estimates                 6.6           (.4)         6.2          (8)           28            20
     Extensions, discoveries and
       other additions                             33.1           2.3         35.4         474            34           508
     Production                                   (26.1)         (7.2)       (33.3)       (559)          (28)         (587)
     Purchases of reserves in place                 8.0          --            8.0          78            --            78
     Sales of reserves in place                    (4.2)         --           (4.2)       (274)           --          (274)
----------------------------------------------------------------------------------------------------------------------------
   December 31, 1996                              275.0          30.8        305.8       5,908           323         6,231
     Revisions of previous estimates              (15.6)         (2.6)       (18.2)         68            (4)           64
     Extensions, discoveries and
       other additions                             44.9            .3         45.2         913             1           914
     Production                                   (24.6)         (7.2)       (31.8)       (583)          (26)         (609)
     Purchases of reserves in place                 1.4          --            1.4         116           240           356
     Sales of reserves in place                   (48.7)         --          (48.7)       (538)           --          (538)
----------------------------------------------------------------------------------------------------------------------------
   December 31, 1997                              232.4          21.3        253.7       5,884           534         6,418
     Revision of previous estimates                (8.4)          1.6         (6.8)        (94)           (6)         (100)
     Extensions, discoveries and
       other additions                             26.7          29.7         56.4         636            35           671
     Production                                   (24.2)         (6.0)       (30.2)       (577)          (24)         (601)
     Purchases of reserves in place                  .1            --           .1          81             8            89
     Sales of reserves in place                      --            --           --         (72)          (25)          (97)
----------------------------------------------------------------------------------------------------------------------------
   December 31, 1998                              226.6          46.6        273.2       5,858           522         6,380
============================================================================================================================
PROVED DEVELOPED RESERVES
   December 31, 1995                              224.8          30.3        255.1       5,064           271         5,335
   December 31, 1996                              242.0          25.4        267.4       4,870           265         5,135
   December 31, 1997                              203.9          15.6        219.5       4,641           233         4,874
   December 31, 1998                              199.2          14.5        213.7       4,565           258         4,823

SUPPLEMENTARY FINANCIAL INFORMATION


     A summary of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves is shown below. Future net cash flows are computed using year end sales prices, costs and statutory tax rates (adjusted for tax credits and other items) that relate to the Company's existing proved oil and gas reserves.

                                                                              December 31, 1998
--------------------------------------------------------------------------------------------------------
(In Millions)                                                  North America    International     Total
--------------------------------------------------------------------------------------------------------
Future cash inflows                                               $13,840           $1,912       $15,752
   Less related future
     Production costs                                               3,761              773         4,534
     Development costs                                                617              296           913
     Income taxes                                                   2,113              190         2,303
--------------------------------------------------------------------------------------------------------
       Future net cash flows                                        7,349              653         8,002
   10% annual discount for estimated timing of cash flows           3,643              301         3,944
--------------------------------------------------------------------------------------------------------
   Standardized measure of discounted future net cash flows       $ 3,706           $  352       $ 4,058
========================================================================================================

                                                                              December 31, 1997
--------------------------------------------------------------------------------------------------------
(In Millions)                                                  North America     International    Total
--------------------------------------------------------------------------------------------------------
Future cash inflows                                               $15,934           $1,800       $17,734
   Less related future
     Production costs                                               4,076              702         4,778
     Development costs                                                736              214           950
     Income taxes                                                   2,767              200         2,967
--------------------------------------------------------------------------------------------------------
       Future net cash flows                                        8,355              684         9,039
   10% annual discount for estimated timing of cash flows           3,960              234         4,194
--------------------------------------------------------------------------------------------------------
   Standardized measure of discounted future net cash flows       $ 4,395           $  450       $ 4,845
========================================================================================================

     A summary of the changes in the standardized measure of discounted future net cash flows applicable to proved oil and gas reserves follows.

                                                                     Year Ended December 31,
----------------------------------------------------------------------------------------------------
(In Millions)                                                  1998           1997           1996
----------------------------------------------------------------------------------------------------
January 1                                                     $ 4,845        $ 7,505        $ 4,393
----------------------------------------------------------------------------------------------------
Revisions of previous estimates
   Changes in prices and costs                                   (904)        (4,167)         4,981
   Changes in quantities                                         (100)           (23)           119
   Changes in rate of production                                 (262)          (436)           (77)
Additions to proved reserves resulting from extensions,
  discoveries and improved recovery, less related costs           465            655            782
Purchases of reserves in place                                     56            246            148
Sales of reserves in place                                        (77)          (667)          (177)
Accretion of discount                                             612          1,048            529
Sales of oil and gas, net of production costs                  (1,211)        (1,547)        (1,470)
Net change in income taxes                                        297          1,697         (1,652)
Other                                                             337            534            (71)
----------------------------------------------------------------------------------------------------
Net change                                                       (787)        (2,660)         3,112
----------------------------------------------------------------------------------------------------
December 31                                                   $ 4,058        $ 4,845        $ 7,505
====================================================================================================

BURLINGTON RESOURCES INC.
QUARTERLY FINANCIAL DATA -- UNAUDITED

                                                              1998                                      1997
------------------------------------------------------------------------------------------------------------------------------
(In Millions, Except per Share Amounts)       4th         3rd       2nd         1st        4th      3rd        2nd      1st
------------------------------------------------------------------------------------------------------------------------------
Revenues                                    $   403    $    390   $    412   $     432   $   541  $    464   $   427  $   568
Operating Income(a)                              14          41         64          99        87       116        93      207
Net Income(a)(b)                                 --          15         23          48        37        65        86      131
Basic Earnings per Common Share                  --         .08        .13         .27       .20       .37       .49      .74
Diluted Earnings per Common Share                --         .08        .13         .27       .20       .37       .49      .73
Cash Dividends Declared per Common Share    $   .14    $    .13   $    .14   $     .14   $   .14  $    .10   $   .11  $   .11
------------------------------------------------------------------------------------------------------------------------------
Common Stock Price Range
   High                                     $43 1/8    $ 44 1/2   $ 49 5/8   $  49 1/2   $53 5/8  $53 3/16   $48 5/8  $54 1/2
   Low                                      $    32    $29 7/16   $38 3/16   $38 15/16   $42 1/2  $ 43 5/8   $39 3/4  $42 5/8

(a) During the fourth quarter of 1997, as a result of the Merger, the Company recorded a pretax charge of $80 million ($71 million after tax).

(b) During the second quarter of 1997, as a result of the divestiture program, the Company recorded a pretax gain of $50 million ($31 million after tax).

EXECUTIVE OFFICERS OF THE REGISTRANT


BOBBY S. SHACKOULS, 48

Chairman of the Board,
President and Chief Executive Officer
Burlington Resources Inc.
July 1997 to Present

President and Chief Executive Officer, Burlington Resources Inc., December 1995 to July 1997; President and Chief Executive Officer, Burlington Resources Oil & Gas Company, October 1994 to Present; Executive Vice President and Chief Operating Officer, Meridian Oil Inc., June 1993 to October 1994.


JOHN E. HAGALE, 42

Executive Vice President and Chief Financial Officer
Burlington Resources Inc.
December 1995 to Present

Executive Vice President and Chief Financial Officer, Burlington Resources Oil & Gas Company, March 1993 to Present; Senior Vice President and Chief Financial Officer, Burlington Resources Inc., April 1994 to December 1995.



RANDY L. LIMBACHER, 40

President and Chief Executive Officer
Burlington Resources North America
July 1998 to Present

Vice President, Gulf Coast Division, Burlington Resources Oil & Gas Company, February 1997 to June 1998; Vice President, Farmington Region, Burlington Resources Oil & Gas Company, June 1993 to January 1997.


H. LEIGHTON STEWARD, 64

Vice Chairman of the Board
Burlington Resources Inc.
October 1997 to Present

Chairman of the Board, President and Chief Executive Officer, The Louisiana Land and Exploration Company, November 1996 to October 1997; Chairman of the Board and Chief Executive Officer, The Louisiana Land and Exploration Company, September 1995 to November 1996; and Chairman of the Board, President and Chief Executive Officer, The Louisiana Land and Exploration Company, January 1989 to September 1995.

L. DAVID HANOWER, 39

Senior Vice President
Law and Administration
Burlington Resources Inc.
July 1998 to Present

Senior Vice President, Law, Burlington Resources Inc., April 1996 to June 1998, Vice President, Law, Burlington Resources Inc., April 1991 to April 1996; Senior Vice President, Law, Burlington Resources Oil & Gas Company, July 1993 to June 1998.

JOHN A. WILLIAMS, 54

President and Chief Executive Officer
Burlington Resources International
July 1998 to Present

Senior Vice President, Exploration, Burlington Resources Inc., October 1997 to June 1998; Senior Vice President, Exploration and Production, The Louisiana Land and Exploration Company, September 1995 to October 1997; Vice President, The Louisiana Land and Exploration Company, March 1988 to September 1995.

FORWARD-LOOKING STATEMENTS


The Company may, in discussions of its future plans, objectives and expected performance in periodic reports filed by the Company with the Securities and Exchange Commission (or documents incorporated by reference therein) and in written and oral presentations made by the Company, include projections or other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, as amended. Such projections and forward-looking statements are based on assumptions which the Company believes are reasonable, but are by their nature inherently uncertain. In all cases, there can be no assurance that such assumptions will prove correct or that projected events will occur, and actual results could differ materially from those projected.

BOARD OF DIRECTORS

John V. Byrne (1)
President Emeritus
Oregon State University

S. Parker Gilbert (2)
Former Chairman
Morgan Stanley Group Inc.

Laird I. Grant (1)
Former President, Chief Executive Officer
  and Chief Investment Officer
Rockefeller & Co., Inc.

John T. LaMacchia (2) (3)
President and Chief Executive Officer
Cincinnati Bell Inc.

James F. McDonald (1) (3)
President and Chief Executive Officer
Scientific-Atlanta, Inc.

Kenneth W. Orce (1)
Senior Partner
Cahill Gordon & Reindel

Donald M. Roberts (1)
Retired Vice Chairman and Treasurer
United States Trust Company of New York
  and U.S. Trust Corporation

John F. Schwarz (2)
Chairman, President and Chief Executive Officer
Entech Enterprises, Inc.

Walter Scott, Jr. (2) (3)
Chairman
Level 3 Communications, Inc.

Bobby S. Shackouls (3)
Chairman of the Board, President
  and Chief Executive Officer
Burlington Resources Inc.

H. Leighton Steward (3)
Vice Chairman of the Board
Burlington Resources Inc.

William E. Wall (2)
Of Counsel
Siderius Lonergan

(1) Audit Committee
(2) Compensation and Nominating Committee
(3) Executive Committee


EXECUTIVE OFFICERS

Bobby S. Shackouls
Chairman of the Board, President and
  Chief Executive Officer
Burlington Resources Inc.

H. Leighton Steward
Vice Chairman of the Board
Burlington Resources Inc.

John E. Hagale
Executive Vice President and
  Chief Financial Officer
Burlington Resources Inc.

L. David Hanower
Senior Vice President,
  Law and Administration
Burlington Resources Inc.

Randy L. Limbacher
President and Chief Executive Officer
Burlington Resources North America

John A. Williams
President and Chief Executive Officer
Burlington Resources International


CORPORATE INFORMATION

Principal Corporate Office
Burlington Resources Inc.
5051 Westheimer, Suite 1400
Houston, Texas 77056
(713) 624-9500
http://www.br-inc.com

Annual Meeting
The Annual Meeting of Stockholders will be in Houston, Texas on April 7, 1999. Formal notice of the meeting will be mailed in advance.

Stock Exchange Listing
New York Stock Exchange
Symbol: BR

Stock Transfer Agent and Registrar
BankBoston, N.A.
c/o EquiServe
P.O. Box 8040
Boston, Massachusetts 02266-8040
(800) 736-3001
http://www.equiserve.com

Additional copies of this Annual Report and the Company's Form 10-K filed with the Securities and Exchange Commission are available, without charge, by writing or calling:

Investor Relations
Burlington Resources Inc.
P.O. Box 4239
Houston, Texas 77210
(800) 262-3456


[GRAPHIC OF GAS PLANT]

                      [PHOTOS OF MAN, SUNSET, & SATELLITE]


                                   BURLINGTON
                                   RESOURCES

                           5051 WESTHEIMER, SUITE 1400
                              HOUSTON, TEXAS 77056