Form 10-K, Exhibit 13
period 1999-12-31
BURLINGTON RESOURCES INC
filed 2000-03-17
CIK 833320

                                                                    Exhibit 13.1


                          [BURLINGTON RESOURCES LOGO]

                               ANNUAL REPORT 1999

                     OUR FORMULA REMAINS VALUE ADDED GROWTH

                             [Background Graphics]

BURLINGTON RESOURCES IS ENGAGED IN THE EXPLORATION, DEVELOPMENT, PRODUCTION AND MARKETING OF OIL AND GAS. THE COMPANY CONDUCTS ACTIVITIES IN SEVERAL STRATEGIC AREAS WORLDWIDE, AND RANKS FIRST AMONG INDEPENDENT OIL AND GAS COMPANIES IN TERMS OF PROVED NORTH AMERICAN RESERVES. BR COMBINES THE DIVERSE GLOBAL OPPORTUNITIES, CRITICAL MASS AND FINANCIAL STRENGTH OF A MAJOR OIL COMPANY WITH THE ENTREPRENEURIAL SPIRIT, FLEXIBILITY AND RESPONSIVENESS OF AN INDEPENDENT OPERATOR. OUR HISTORY DATES TO THE 1800'S AND REPRESENTS A HERITAGE OF GROWTH AND SUCCESS.

CONTENTS

Operational Highlights ....................................................    2
Shareholder Letter ........................................................    4
Review of Operations ......................................................    7
Financial Review ..........................................................   30

BURLINGTON RESOURCES

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

      Poco   Poco Petroleums Ltd.

     Shelf   Shallow Waters of the Outer Continental Shelf in the Gulf of Mexico

 Deepwater   Water Depths of 600 Feet or Greater in the Gulf of Mexico

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

[Photo of gas well equipment]

STATISTICAL DATA

OPERATIONAL HIGHLIGHTS

OPERATING DATA

                                                      1999      1998      1997
YEAR-END PROVED RESERVES
   Gas (BCF)                                          8,280     7,801     7,546
   Oil (MMBbls)                                       329.4     345.6     322.0
   Total (BCFE)                                      10,256     9,875     9,478

PRODUCTION
   Gas (MMCF per day)                                 2,004     2,077     2,052
   Oil (MBbls per day)                                 89.9     104.5     108.1
   Total (MMCFE per day)                              2,543     2,704     2,701

AVERAGE SALES PRICE
   Gas (per MCF)                                     $ 2.01     $1.92     $2.09
   Oil (per Bbl)                                     $16.85    $13.00    $19.01

AVERAGE PRODUCTION COSTS (PER MCFE)                  $  .51    $  .48    $  .50
WELLS DRILLED (NET)                                     319       520       552
PERCENTAGE SUCCESSFUL                                    93%       89%       90%
GROSS WELLS BEING DRILLED AT DECEMBER 31,                33        40        74
NET WELLS BEING DRILLED AT DECEMBER 31,                  22        26        42


FINANCIAL DATA

(In Millions, Except per Share Amounts)             1999       1998       1997
REVENUES                                           $2,065     $2,009     $2,375
OPERATING INCOME (LOSS) (A)                           236       (413)       605
NET INCOME (LOSS) (A)                                   1       (321)       352
BASIC EARNINGS (LOSS) PER COMMON SHARE (A)         $  .01     $(1.52)    $ 1.69
WEIGHTED AVERAGE COMMON SHARES                        216        211        209

CASH FLOWS FROM OPERATIONS                         $1,102     $  980     $1,363
CAPITAL EXPENDITURES                                  989      1,839      1,682

TOTAL ASSETS                                        7,191      7,086      7,164
TOTAL DEBT                                          2,820      2,684      2,317
STOCKHOLDERS' EQUITY                               $3,246     $3,318     $3,550
DEBT TO CAPITAL RATIO                                  46%        45%        39%
CASH DIVIDENDS PER COMMON SHARE                    $  .46     $  .46     $  .39

(A) INCLUDED IN 1999 IS A $225 MILLION NON-CASH, PRETAX CHARGE ($140 MILLION AFTER TAX OR $.65 PER SHARE) FOR IMPAIRMENT OF OIL AND GAS PROPERTIES. ALSO INCLUDED IN 1999 IS A $37 MILLION PRETAX CHARGE ($26 MILLION AFTER TAX OR $.12 PER SHARE) FOR MERGER COSTS RELATED TO THE ACQUISITION OF POCO PETROLEUMS LTD. INCLUDED IN 1998 IS A $706 MILLION ($390 MILLION AFTER TAX OR $1.85 PER SHARE) NON-CASH, PRETAX CHARGE FOR IMPAIRMENT OF OIL AND GAS PROPERTIES. INCLUDED IN 1997 IS AN $80 MILLION PRETAX CHARGE ($71 MILLION AFTER TAX OR $.34 PER SHARE) RELATED TO THE LL&E MERGER FOR SEVERANCE AND RELATED TRANSACTION COSTS. ALSO INCLUDED IN 1997 IS A $50 MILLION PRETAX GAIN ($31 MILLION AFTER TAX OR $.15 PER SHARE) RELATED TO THE SALES OF OIL AND GAS PROPERTIES ASSOCIATED WITH THE DIVESTITURE PROGRAM.

[Bar Graphs]

                              NATURAL GAS RESERVES
                                  December 31,
                                      (TCF)

                                   1997   7.5
                                   1998   7.8
                                   1999   8.3

[ ] = Proved Developed
[ ] = Proved Undeveloped


                             NATURAL GAS PRODUCTION
                            Year Ended December 31,
                                 (MMCF per day)

                                  1997   2,052
                                  1998   2,077
                                  1999   2,004


                               NATURAL GAS PRICES
                            Year Ended December 31,
                                  ($ per MCF)

                                  1997   $2.09
                                  1998   $1.92
                                  1999   $2.01

[Bar Graphs]

                                  OIL RESERVES
                                  December 31,
                                    (MMBbls)

                                  1997   322.0
                                  1998   345.6
                                  1999   329.4

[ ] = Proved Developed
[ ] = Proved Undeveloped

                                 TOTAL RESERVES
                                  December 31,
                                     (TCFE)

                                  1997    9.5
                                  1998    9.9
                                  1999   10.3


                                     RESERVE
                               REPLACEMENT RATIO *
                             Year Ended December 31,
                             (Percent of Production)

                               1997         202%
                               1998         158%
                               1999         142%
                               3 YR. AVG.   168%


                                 OIL PRODUCTION
                             Year Ended December 31,
                                 (MBbls per day)

                                  1997   108.1
                                  1998   104.5
                                  1999    89.9


                                DAILY PRODUCTION
                             Year Ended December 31,
                                 (MMCFE per day)

                                  1997   2,701
                                  1998   2,704
                                  1999   2,543


                                     RESERVE
                               REPLACEMENT COSTS*
                             Year Ended December 31,
                                  ($ per MCFE)

                               1997         $ .78
                               1998         $1.11
                               1999         $ .70
                               3 YR. AVG.   $ .86


                                   OIL PRICES
                             Year Ended December 31,
                                   ($ per Bbl)

                                 1997   $19.01
                                 1998   $13.00
                                 1999   $16.85


                                 PROVED RESERVES
                             BY PRODUCT COMPOSITION
                                  December 31,

                                    1997    1998    1999
                       [ ] = Oil     20%     21%     19%
                       [ ] = Gas     80%     79%     81%


                              CAPITAL EXPENDITURES*
                             Year Ended December 31,
                                  ($ Millions)

                                1997     $1,682
                                1998     $1,839
                                1999     $  989

*Includes Acquisitions

                          [BURLINGTON RESOURCES LOGO]
                            [Photo of man's Shadow]


TABLES & GRAPHS

TO OUR FELLOW SHAREHOLDERS

WE STRONGLY BELIEVE THAT THE KEY TO THE CREATION OF LASTING, LONG-TERM VALUE IS EFFECTIVE PORTFOLIO MANAGEMENT RESULTING IN THE DEVELOPMENT OF AN INVENTORY OF SIGNIFICANT, HIGH QUALITY PROJECTS THAT CAN MAKE A DIFFERENCE TO A COMPANY OF OUR SIZE.

[BACKGROUND GRAPHICS]

SHAREHOLDER LETTER

[PHOTO OF CHAIRMAN OF THE BOARD, PRESIDENT AND CEO]

Unlike most shareholder letters, I do not plan to devote my comments to our accomplishments and operating record during the past year. Although we achieved much in terms of financial, operational and strategic performance, those achievements are thoroughly addressed in the body of this annual report. It is my objective to share with you the manner in which our Company is undertaking fundamental change to improve the financial returns realized by our shareholders.

     Over the past several years, we have made a number of strategic moves, including the acquisitions of LL&E and Poco, as well as non-core property divestitures. All of these actions have been designed to transform our Company into one capable of creating substantial incremental value. This is a goal that few within the independent segment of our industry have been able to meet. We coined this new kind of company a "Super Independent" - one that possesses assets comparable with the large, integrated companies in terms of size and quality, yet operates with the entrepreneurial mindset of an independent. The overriding objective in this transformation has been the creation of a platform for delivering competitive financial returns prospectively. We have de-emphasized production volume growth in order to concentrate solely on value enhancement. While this has not been an overwhelmingly popular decision throughout our investor base, it has been necessary to instill the kind of capital discipline necessary to meet this singular objective.

     We have to deal with certain facts of life in this business. In today's world, commodity prices are, and will continue to be, volatile. Our financial results will be impacted by that volatility and our stock is going to react to commodity price cycles. The types of projects required to generate competitive returns are, by their very nature, capital intensive and require long cycle times. There are numerous risks associated with these types of projects, both above and below ground. In order to be successful, to create value and generate competitive returns, we must proactively manage these risks and find creative ways to turn these realities into opportunities.

     We strongly believe that the key to the creation of lasting, long-term value is effective portfolio management resulting in the development of an inventory of significant, high quality projects that can make a difference to a company of our size. To successfully employ the portfolio management concept, we must exhibit significant breadth and diversity. We must possess a large diversified base of high quality production that throws off a substantial volume of cash flow to fund the numerous projects required to enhance value. We must control a large inventory of low-risk, predictable development opportunities that can offset the natural decline that is present in any production base. Finally, we must explore - we must add high-return reserves through the drill bit and we must develop an inventory of significant, high quality projects that can make a difference to a company of our size.

     Each property or project must be analyzed independently, including an assessment of the full range of risks involved. At Burlington Resources, we have divided our assets into groups of properties and projects that behave similarly and share common characteristics. We have analyzed each group to identify and rank those factors which will have the highest impact on the property or project's potential for future value creation. We then have the ability to mix and match these properties and projects to balance our risk and maximize our financial returns in the aggregate. The ability to balance these various aspects of our business is entirely dependent upon the quality, number and maturity of the assets and projects that we control.

     Our present portfolio of assets possesses a high degree of this breadth and diversity that is so necessary in order to be a successful independent exploration and production company. Our high quality production base is epitomized by the long-lived reserves in the San Juan Basin and the Madden Field. This is complemented by the vast exploitation opportunities we possess in western Canada, the San Juan Basin, the East Irish Sea, the Anadarko Basin and onshore south Louisiana and south Texas. Finally, we have significant value-adding growth potential through exploration in the Deepwater province of the Gulf of Mexico, Canada, Algeria and Suriname. I invite you to read more about each of these areas in the remainder of this report.

[Photo of drilling rig]

[Photo of gas plant separator]

     One characteristic that has made the majors successful is that they possess an enormous inventory of projects which I refer to as a "pipeline." This pipeline has been filled with opportunities that can be brought to fruition as needed. Unlike the

[Pie Graphs]


                              1999 PROVED RESERVES
                                   December 31
                                Total: 10.3 TCFE

                        US Gas                      58%
                        US Oil                      13%
                        Canadian Gas                14%
                        Canadian Oil                 4%
                        Other International Gas      9%
                        Other International Oil      2%


                              1999 DAILY PRODUCTION
                             Year Ended December 31
                                 Total: 2.5 BCFE

                        US Gas                      58%
                        US Oil                      14%
                        Canadian Gas                17%
                        Canadian Oil                 5%
                        Other International Gas      3%
                        Other International Oil      3%

ALL OF US AT BURLINGTON RESOURCES ARE COMMITTED TO DELIVERING RELIABLE, ECONOMIC SOURCES OF ENERGY AS WE MOVE INTO THE 21ST CENTURY.

majors, we have only recently begun to fill our opportunity pipeline. This means that we are currently spending large sums of capital on projects that won't bear immediate fruit, but possess tremendous potential for future value creation. These investments weigh on our current period returns. However, if we don't make these investments now, we won't be here to compete tomorrow.

[PHOTO OF DRILLING RIG]

     We have taken significant steps over the past several years to be the leading independent in our industry, not just in size but in terms of financial returns. We have high graded our asset base leaving us with superior core properties. We have continued to expand our inventory of high quality, development projects by leveraging our competitive advantages core areas. The strategic mergers that we have concluded have built upon our organizational skills and strengths and were both aimed at populating our inventory of projects for future value creation. We are beginning to see tangible, successful results from these transactions in places like Madden, Algeria and western Canada. Finally, we have imposed the capital discipline necessary to preserve our financial flexibility to take advantage of future opportunities, to see our current project inventory to fruition and to weather the cyclical downturns for which our industry has become known. As a result, we believe that we are well positioned to prosper in the future with significant value generation, despite the numerous obstacles that face our industry. All of us at Burlington Resources are committed to delivering reliable, economic sources of energy as we move into the 21st Century. However, I can assure you that we are all further driven to achieve this objective only in concurrence with the deliverance of competitive returns to our shareholders.

     In closing, I would like to thank three of our directors who are retiring from service on our board. John Byrne, Leighton Steward and Bill Wall have provided valuable advice and unwavering support for many years. We will miss all three of them and wish them the very best in their future endeavors.


/s/ Bobby S. Shackouls
Bobby S. Shackouls

Chairman, President and Chief Executive Officer

[PHOTO OF COMPUTER]
[PHOTO OF PLATFORM]

[PHOTO OF MAN'S HAND HOLDING MAP]

REVIEW OF OPERATIONS

NORTH AMERICA

[PHOTO OF MAN'S HANDS HOLDING MAP]

NORTH AMERICA

BUSINESS AT A GLANCE

Our Company is known first and foremost as a natural gas exploration and production company. We are the largest independent producer of natural gas in North America, with proved U.S. and Canadian natural gas reserves of 7.4 TCF, as of year-end 1999. Our total North American proved reserves at year-end 1999 were
9.1 TCFE. Our North American operations provide the cash flow to fuel the Company's future growth, as well as a diverse portfolio of value creation opportunities to achieve that growth.

     Our most significant accomplishment in 1999 was the acquisition of Poco Petroleums Ltd., affording us an entry into the Canadian exploration and production business and securing a platform for future growth in Canada. Poco's assets were the perfect complement to our existing North American portfolio.

Our North American assets play an important role in the balance of our overall corporate portfolio, providing the largest part of our stable production base. Our North American production base is complemented by numerous, repeatable low-risk exploitation opportunities for replacing production and a generous inventory of high quality exploration plays in the most prospective areas of the U.S. and Canada.

     The San Juan Basin, boasting record production for the thirteenth consecutive year, best characterizes our stable production base. The Madden Field in Wyoming is quickly becoming a legacy asset as well. Exploitation projects in Madden's shallow formations and development of its prolific Deep Madison Formation are providing opportunities for future production growth and a substantial, stable cash flow stream that will be used to fund other high growth opportunities. Exploration plays in the Deepwater of the Gulf of Mexico, western Canada and the Canadian Northwest Territories provide meaningful opportunities for value-added growth.

     During 1999, oil and gas capital expenditures for our North American operations totaled $779 million: $185 million for exploration; $459 million for development projects; and $135 million related to proved reserve acquisitions. As a result of these investments, we added 923 BCFE to our proved oil and gas reserves, achieving a reserve replacement ratio of 106 percent. Reserve replacement costs averaged $.84 per MCFE. Reserve replacement averaged 148 percent over the last three years, with replacement costs averaging $.92 per MCFE.

     Our strategy for North America is to continue to leverage our competitive strengths to enhance the value of the business. Our engineering capability allows us to find new ways of reducing drilling and completion costs in technically challenging areas, such as at the Madden Field in Wyoming; our natural gas expertise provides us the ability to continue unlocking untapped hydrocarbon resources in mature basins like the San Juan Basin; and our financial strength gives us the ability to take advantage of opportunistic acquisitions and to make prudent capital investments, regardless of commodity price volatility. These qualities allow our North American operations to contribute significantly to the overall corporate goal of building long-term shareholder value.

[PHOTO OF DRILLING RIG]

CANADA

Our entry into Canada through the acquisition of Poco represents a major milestone in the continuation of a North American natural gas strategy aimed at delivering competitive returns to our shareholders. The acquisition was a strategic move that gives us access to one of the largest natural gas resource bases in North America and provides a platform for significant future growth. Poco was a logical choice for our debut in Canada because of the nature of its asset portfolio and its relationship to the core competencies we have developed at Burlington Resources. Our proven experience and expertise in the areas of deep drilling, sour gas treating, coalbed methane production and the resolution of infrastructure, marketing and transportation issues will help us fully realize the potential of the high quality Canadian assets acquired in the transaction.

     Under the terms of the transaction which closed on November 18, 1999, Poco shareholders received 0.25 BR common shares or 0.25 BR common equivalent (exchangeable) shares, at their discretion, for each Poco share held. The exchangeable shares are Canadian securities, traded on the Toronto Stock Exchange under the symbol BRX and have the same rights, entitlements and attributes as shares of BR common stock. The BRX shares are exchangeable at the shareholder's option for BR common shares on a one for one basis. The combination of the two companies was accounted for as a pooling of interests and qualified as a tax-free reorganization.

     The Canadian properties we acquired through the Poco transaction represent an extremely high quality, well-balanced

CANADIAN EXPLORATION ACTIVITY IS FOCUSED IN THE CENTRAL AND NORTHERN REGIONS OF ALBERTA AT LOCATIONS SUCH AS HAMBURG, WHITECOURT AND O'CHIESE AND IN NORTHEAST BRITISH COLUMBIA AT MONKMAN AND MAXHAMISH.

[PHOTO OF MAN ON DRILLING RIG]


asset portfolio that complements our existing asset base. At year-end 1999, our Canadian proved reserves were approximately 1,870 BCFE; production from our Canadian properties averaged approximately 429 MMCF per day of gas and 19.4 MBbls per day of oil during 1999. Poco's reserve and production base is predominantly natural gas, representing respectively 78 and 79 percent of the total. In addition to producing properties, we also have access to 2.8 million acres of undeveloped leasehold and the opportunity to take advantage of the excellent prospect inventory developed by Poco over the last several years.

     Viewing the portfolio from a risk profile standpoint, the Canadian asset base includes low-risk production, located primarily in eastern Alberta and southeastern Saskatchewan, where the productive horizons are well established and relatively shallow. Our 1999 program in this region entailed drilling 40 shallow wells and our plans for 2000 call for a similar program. We believe we can maintain production in this area over the next several years by exploiting the existing assets through low-cost development and infill drilling. This region contributed approximately 15 percent of our Canadian production in 1999.

     Moving up the risk profile, the majority of the Canadian exploitation program is located in central Alberta. These exploitation areas are generally characterized by moderate risk, with multizone hydrocarbon potential and good access to pipeline and plant infrastructure. The productive reservoirs in these areas occur in Cretaceous and Jurassic rocks, which are quite similar to the formations we have efficiently developed for years in the San Juan Basin. We currently maintain an inventory of over 300 defined drilling locations, primarily in the Whitecourt, O'Chiese and Harmattan areas of Alberta, and plan to drill approximately 160 to 170 wells here in 2000. We hold over 1.6 million undeveloped acres in this trend which contain up to fifteen zones that are gas productive. This asset base will allow us to continue to generate new projects for many years to come. This region contributed 65 percent of our Canadian production in 1999.

[PHOTO OF OIL STORAGE TANKS]

     Canadian exploration activity is focused in the central and northern regions of Alberta at locations such as Hamburg, Whitecourt and O'Chiese and in northeast British Columbia at Monkman and Maxhamish. These areas present significant upside potential for us and offer the opportunity to discover world class natural gas reserves. The risks are greater here and lead-time to establish production is longer, due to deeper well depths and remote well locations. In many cases, drilling and completion operations are restricted to the winter months. Although the deep Devonian plays in this region are higher risk, single well production rates can be as high as 60 MMCF of gas per day. Our plans are to drill approximately 76 exploration wells, including 16 deep Devonian wells in 2000. In 1999, these areas accounted for 20 percent of our Canadian production

     Poco enhanced its position in some of Canada's most exciting natural gas exploration plays through a farm-in and joint venture negotiated with Chevron Canada Resources in July 1999. This joint venture involves a multi-well commitment and sharing of operatorship and technical knowledge. The venture gives us access to 800,000 gross acres and all of Chevron's proprietary seismic data, which amounts to over 7,100 miles of 2-D seismic and 150 square miles of 3-D seismic data. We have committed to drill 14 wells at our expense over a two-year period ending June 30, 2001, with an option for a third year. The target formations are at depths of 11,000 to 15,000 feet. Upon meeting all commitments, we will earn a 50 percent working interest in the Chevron lands.

     In September 1999, BR was the successful bidder on two parcels offered in the Mackenzie Delta area of the Northwest Territories. These land acquisitions give us a 100 percent working interest in these two parcels located in one of the most promising exploration areas in North America. In the Mackenzie Delta, industry has discovered nine TCF of natural gas and one billion Bbls of oil to date. We have access to lands totaling 364,000 acres for a term of up to nine years, with a commitment to spend a minimum of $53 million over five years. A review of existing seismic data began in the fourth quarter of 1999 and a new seismic program is planned in 2000. The Mackenzie Delta requires a pipeline to be built to service the region and allow natural gas to reach market.

     In terms of key 1999 activity, drilling continued to focus on the deeper gas-bearing areas of the western Canadian sedimentary basin. During 1999, 153 wells were drilled, with a 93 percent success rate. Of those, 119 were completed as natural gas wells, 23 as oil wells and 11 were dry and abandoned. Drilling in 1999 included spudding nine deep Devonian exploration wells, seven of which were still drilling at year-end.

     At year-end 1999, the deep drilling program planned for the Kaybob area of southwestern Alberta is for six wells directed towards deep, large reserve, Devonian gas prospects. Three more of these wells are currently drilling as a part of the Chevron/BR joint venture. Our plans are to drill 13 deep gas prospects in this area during 2000, with half of this exploration program undertaken on the joint venture lands. We will drill three wells in the Maxhamish area of northeast British Columbia as part of the joint venture. This area is a sparsely drilled part of the western Canadian sedimentary basin that holds significant potential. The area is located south of the Fort Liard area, where Chevron and other companies have been very successful in drilling for natural gas.

     The acquisition of Poco provided us with a unique opportunity to expand our North American presence. We added nearly two TCFE of proved reserves to our base, substantial probable and possible reserve volumes, and a large inventory of high quality exploration prospects and acreage. We also acquired ownership of an enormous geological and geophysical database and gained a seasoned,


[PHOTO OF 3 MEN AND DRILLING EQUIPMENT]

THE ACQUISITION OF POCO PROVIDED US WITH A UNIQUE OPPORTUNITY TO EXPAND OUR NORTH AMERICAN PRESENCE. WHEN YOU ADD THIS TO OUR CORE COMPETENCIES AND FINANCIAL STRENGTH, YOU HAVE A FORMULA FOR SUCCESS IN DELIVERING LONG-TERM SHAREHOLDER VALUE.

ALTHOUGH WE HAVE EXPANDED TO OTHER LOCATIONS AROUND THE GLOBE, THE SAN JUAN BASIN REMAINS ONE OF OUR MOST IMPORTANT OPERATIONAL AREAS.

[PHOTO OF OIL STORAGE TANK]

knowledgeable Canadian staff. When added to our core competencies and financial strength, the acquisition of Poco strengthened our formula for successful delivery of long-term shareholder value.

SAN JUAN BASIN

Our Company had its beginning in the San Juan Basin of New Mexico and today we are the largest and most active producer in the area, operating over 6,400 wells in the basin and holding interests in an additional 3,600 non-operated wells. We also operate the Val Verde gathering system, consisting of the basin's largest treating plant and approximately 420 miles of gathering lines and 14 compressor stations.

     Although we have expanded to other locations around the globe, the San Juan Basin remains one of our most important operational areas. At year-end 1999, the San Juan Basin's 3.8 TCF of proved natural gas reserves represented 46 percent of our total natural gas assets. The basin is also important because it generates free cash flow of three to four times the annual investment required to fund operations in the region. The excess capital generated by our legacy assets in the San Juan Basin is utilized throughout our Company to help fund our aggressive worldwide exploration and development program, without unduly taxing our balance sheet.

     Active development of the San Juan Basin began in the early 1950's and many would consider it to be a mature basin. We continue to defy this view by consistently using innovative approaches to exploit the basin's multiple zone, gas reservoirs. Our aggressive program to optimize existing wellbores helps us remain the lowest cost and most successful operator in the basin. We continually learn from our experience in this vast "geologic laboratory" and we constantly pursue new opportunities to apply that knowledge.

     Consistent with our history of deriving the maximum value from our assets in the San Juan Basin, we achieved record production for the thirteenth consecutive year in 1999. The basin contributed 43 percent of our total daily net gas production, averaging 864 MMCF per day. The exit volumes at year-end were even higher, at nearly 900 MMCF per day of natural gas.

     Prior to 1998, most of our growth in the basin came from production of coalbed methane gas from the Fruitland Coal Formation. Beginning in 1997, as the Fruitland Coal play matured, we began placing greater emphasis on increasing production from the conventional gas-producing formations, such as the Mesaverde, the Pictured Cliffs and the Dakota.

     The Mesaverde Formation, which consists of the Lewis Shale, Cliffhouse, Menefee and Point Lookout sands, is the highest producing conventional formation in the San Juan Basin. It has been extensively developed for over 40 years on 320-acre and 160-acre spacing. In February 1999, the New Mexico Oil Conservation Division approved our plans for increased density drilling. With regulatory approval in place to undertake 80-acre infill drilling of the Mesaverde formation across the entire basin "fairway", we launched an aggressive drilling program to develop the extensive inventory of development opportunities that existed. During 1999, we completed 76 of these projects, at a cost of approximately $23 million. To date we have added over 400 BCFE and developed one quarter of the reserves. The program's outstanding success calls for development in 2000 of an additional 90 BCFE at a cost of approximately $30 million. The remaining program will provide a low cost inventory of opportunities for the next several years. The 80-acre spacing Mesaverde drilling program also provides the opportunity to exploit formations that would be less economic to develop on a stand-alone basis. In 2000, we plan to take advantage of dual development opportunities with the Pictured Cliffs and Dakota Formations.

     Our development program goes beyond the new 80-acre Mesaverde infill drilling program as we begin exploiting the Lewis Shale. The Lewis Shale interval is a 1,200 to 1,500 foot thick, organically rich shale found between the Pictured

Cliffs sandstone and the Cliffhouse portion of the Mesaverde Formation. The shale is one of the major hydrocarbon source rocks in the basin, containing a vast non-traditional gas resource that has been largely overlooked by producers. Consistent with our never-ending pursuit of new opportunities in the basin, we started a pilot program in 1998, which was expanded in 1999, to evaluate the feasibility of commercially developing the Lewis Shale interval. The results have shown us that commercial quantities of gas can be economically extracted in areas where the shale is naturally fractured. In 1999, we approached the Lewis Shale program from two different aspects. We performed 108 completions of the shale interval in conjunction with new wells drilled as part of the Mesaverde development program.

     Additionally, we successfully completed 62 Lewis payadds in existing well bores across the basin. Our 1999 program also provided additional data for the construction of a comprehensive reservoir characterization model, which is being used to plan for an expanded program for 2000 and beyond. If results continue to be favorable, we could eventually recomplete over 1,000 wells in the Lewis Shale.

     Using methodology similar to our successful Mesaverde study, we completed a study of the Dakota formation in 1999. In 2000, we will drill 13 new wells and deepen over 50 Mesaverde development projects to include the Dakota Formation. This program strategically tests geological and petrophysical study assumptions across a wide geographic area and will generate follow-up potential in 2001 and beyond.

     Although production from the Fruitland Coal formation peaked in 1998, we continue to optimize our coal gas production through the application of technology. We have an ongoing optimization program that consists of recavitating existing wells, adding compression and installing artificial lift, where appropriate, to offset production decline. In 1999 we completed 67 projects throughout the basin and successfully negotiated lower gathering pressures in the Allison Unit. As a result, coal gas production exceeded our expectations in 1999, averaging 420 MMCF of gas per day. In 2000, we will continue to focus on minimizing production decline by completing over 60 projects in the Fruitland Coal Formation.

     This Four Corners region is generally thought of as an area for exploitation and development, but in 1999 we undertook a successful exploration project in the Paradox Basin of southwestern Colorado. We have substantial opportunity to capitalize on this exploration success, with a surrounding acreage position of approximately 150,000 acres. We will undertake additional drilling on this acreage in 2000.

     We aggressively continued to pursue acquisition opportunities in the San Juan Basin in 1999. We successfully acquired nearly 100 BCFE of proved reserves in areas that complement our capital programs, much like our Allison Unit acquisition in 1998. By the end of 1999 we had nearly

[PHOTO OF OIL WELL EQUIPMENT]

THE EXCESS CAPITAL GENERATED BY OUR LEGACY ASSETS IN THE SAN JUAN BASIN IS UTILIZED THROUGHOUT OUR COMPANY TO HELP FUND OUR AGGRESSIVE WORLDWIDE EXPLORATION AND DEVELOPMENT PROGRAM, WITHOUT UNDULY TAXING OUR BALANCE SHEET.

tripled daily production rates in the Allison Unit from the pre-acquisition average of 40 MMCF of gas per day. We anticipate significant future production increases from our 1999 acquisition activity.

     As evidenced by our aggressive development and exploration programs during 1999, our strategy in the San Juan Basin is to continue doing what we have done so well. We will relentlessly pursue new opportunities, including acquisitions, to apply our unsurpassed knowledge of the basin and continue to push our technological edge in different ways to exploit the enormous untapped natural gas resource that remains in this 1,000 square mile productive area.

WIND RIVER BASIN

The Madden Field, located in central Wyoming's Wind River Basin, is taking its place next to the San Juan Basin as a legacy asset which contributes to our stable production base. This field is a prime example of a property whose value we are significantly enhancing by creatively using our engineering and marketing expertise. Application of "best practices" from our other operational areas has allowed us to reduce drilling costs significantly. Our proactive approach to gathering and marketing issues, coupled with our innovative hedging program, assures us of obtaining the maximum financial benefit from our production from the field.

[PHOTO of drilling rig]

     At year-end 1999, total net production from the field stood at 86 MMCF of gas per day. Although this is only six percent of our current daily production, the real story of the Madden Field lies with its huge long-lived reserve potential, the producing characteristics of the deep Madison Formation wells and the opportunity for continuous growth for a number of years to come.

     We operate the Madden Deep Unit and control over 70,000 acres in the area. The most significant aspect of the field is the deep Madison Formation. In late 1999, we completed drilling of the fourth deep Madison well, the Bighorn 5-6, which reached a total depth of 25,190 feet. We drilled the well in a record 300 days, 40 percent faster than the last deep Madison well, the Bighorn 4-36. This operational improvement is a result of applying our innovative engineering capability to the very complex issues associated with drilling this ultra-deep well. Drilling, completion and equipment costs are projected at almost $10 million lower than the last well. The Bighorn 4-36, completed in 1997, extended the lowest known gas in the pool, increasing proved gross reserves to approximately two TCF. The Bighorn 5-6 further extended downdip the level of lowest known gas by approximately 210 feet. The incremental increase in the reservoir's proved reserves will be evaluated in the first quarter of 2000, with the production testing of the Bighorn 5-6 well. We have begun drilling operations on the next deep well, the Bighorn 6-27, expecting to achieve total depth by December 2000. This downdip well provides us the chance to extend the lowest known gas in this prolific reservoir by an additional 600 feet, presenting us the opportunity for further substantial increases in proved reserves.

     The three existing deep Madison Formation wells have demonstrated their ability to sustain production rates in excess of 40 MMCF of gas per day each, but are constrained by the inlet capacity of the Lost Cabin Gas Plant, which removes hydrogen sulfide and carbon dioxide from the gas in order to meet pipeline specifications. During 1999, we doubled the plant capacity from 65 MMCF to 130 MMCF of gas per day. Existing well performance has been so strong and the outlook for continued production growth is so positive that we are currently designing an additional 180 MMCF per day of plant capacity, which should be completed in mid-2002, bringing total capacity to 310 MMCF of gas per day. We hold an average working interest in the deep Madison Formation of 48 percent and own a 51 percent working interest in the Lost Cabin Gas Plant.

     In addition to our Madison successes, 1999 was a successful year for the Madden Field shallow drilling program.

[PHOTO of gas plant]

During the year, we drilled 14 new wells and accomplished 12 recompletions into the Lower Fort Union, Lance and Mesaverde Formations. Completed well costs and drilling time continue to run at about 60 percent of what has been experienced in prior years. We anticipate a continued active drilling program for the shallow formations, with 13 new wells and 19 recompletions planned for year 2000.

     In March of 1999, we announced a joint venture with Enron Capital and Trade to build a 124-mile, 24-inch gathering line from the Madden Field to compression and processing facilities located near Wamsutter, Wyoming. The Lost Creek Gathering System will relieve the capacity constraints that are being created by production growth and will provide access to transportation, giving us the flexibility to move the Madden Field gas to the best available markets. We anticipate that this project will reduce price differentials and increase wellhead netbacks, thereby further enhancing the value of the Madden Field gas. First delivery is anticipated in early fourth quarter of 2000. We hold a 65 percent working interest in the project.

     The development of the Madden Field is a work in progress with a very bright future. We will continue to work on reducing costs to further enhance the economics, while systematically conducting delineation drilling to ultimately define the size of the deep Madison Formation reservoir. Our multi-pronged approach to the Madden Field, which includes continuous drilling, providing "just in time" processing capacity expansions and proactive solutions for gathering, transportation and marketing issues, is transforming the Madden Field into a core asset that will provide an important part of our stable production base for many years to come.

ANADARKO BASIN

The Anadarko Basin continues to provide numerous low-risk exploitation opportunities that can contribute to our production base and future growth. The basin is characterized by stacked productive reservoirs reaching depths over 25,000 feet. We have become highly proficient at drilling these very deep wells, a skill that will help us in our new endeavors in Canada.

     We control over 250,000 net acres in the Anadarko Basin. During 1999, we completed 31 drilling and workover projects. Average net production for the year from the basin was 103 MMCF of gas per day.

PERMIAN BASIN

In 1999, we scaled back operations significantly in the Permian Basin as a result of our ongoing value enhancement program, which dictates that we constantly evaluate our allocation of capital based on all of the opportunities available at any given time. In the Permian Basin, this strategy translated into a high-grading of our activities in 1999.

     Most of our 1999 oil & gas capital spent in the basin was focused on the Sonora, Puckett and Waddell Ranch properties. This activity allowed us to maintain production, which averaged approximately 74 MMCF of gas per day and 11 MBbls of oil per day.

     We will continue to focus on key Permian Basin assets and we have identified a large inventory of projects for 2000, primarily on the Sonora properties, which encompass approximately 30,500 net acres. We also plan increased capital activity on our Waddell Ranch properties, consisting of 37,000 net acres.

WILLISTON BASIN

The Williston Basin, located in western North Dakota and northeast Montana, is primarily an oil producing region. We have been very successful in this core area during the past decade by utilizing the horizontal drilling expertise that we developed in the Bakken shale program of the early 1990's. We continue to refine this process, drilling many of the current wells with "state of the art" multilateral drilling technology. These techniques significantly increase the wellbore's ability to encounter pay, increase wellbore contact to the productive formation from a single surface location and improve production rates. Our use of technology, such as advanced horizontal drilling, allows otherwise uneconomic wells to generate significant additional value.

THE MADDEN FIELD IS A PRIME EXAMPLE OF A PROPERTY WHOSE VALUE WE ARE SIGNIFICANTLY ENHANCING BY CREATIVELY USING OUR ENGINEERING AND MARKETING EXPERTISE.

     During 1999, we completed 83 projects in the basin utilizing $34 million of capital. This is a reduction from the 104 projects we completed in 1998 at a cost of $89 million. At year end, net daily oil production for the basin was
17.5 MBbls per day compared to an average of 22 MBbls of oil per day in 1998.

     Our original plans for the Cedar Hills Field called for construction of waterflood facilities, infill drilling and conversion of producing wells into water injectors during 1999. Unitization issues were still pending at year end, thus delaying the necessary preparatory work for secondary recovery. Our current plans call for injection well conversions and drilling of 15 wells beginning in July 2000, with production impact anticipated in 2001.

[PHOTO of platform]

     Our efforts in the basin during 1999 were predominantly focused on enhanced recovery through programs such as East Lookout Butte (ELOB), where horizontal drilling and waterflood technology provide the opportunity for optimum production response. During 1999, we drilled 20 wells at ELOB, re-entered four wells and converted eight wells for water injection. As a result of this successful project, we are already experiencing production inclines in the ELOB Waterflood Pilot Area. We will complete the ELOB flood pattern in 2000, with maximum production response anticipated in 2005.

     Our strategy in the Williston Basin is to continue leveraging our technical competencies of horizontal drilling and enhanced recovery techniques to maximize the value of the assets contained in the 1,000,000 gross acres we currently control.

DEEPWATER GULF OF MEXICO

Over the last few years, we have strategically positioned our Company to be a prime player and operator in what has been deemed as one of the last premier exploration plays in the U.S. - the Deepwater province of the Gulf of Mexico. Deepwater growth potential and opportunity for value creation plays an important role in our future strategy. We maintain one of the largest Deepwater leasehold positions in the industry, with nearly 200 blocks leased in multiple basins located in a broad range of water depths.

     Our Deepwater exploration program's first full year was 1999. We participated in drilling six prospects, including our first two operated prospects, Spoon and Fiesta. The 1999 program, however, did not yield any commercial discoveries. During 1999 exploration oil and gas capital expenditures amounted to $60 million, including $4.5 million spent to acquire 11 additional blocks at lease sales.

     In mid-1999, we acquired a 63 percent working interest in the Pluto Deepwater development project, situated in Mississippi Canyon Blocks 673, 674, 717 and 718 in approximately 2,800 feet of water. The project, completed in November 1999, entailed drilling a single production well with a subsea completion tied back to a host platform on South Pass Block 89. Production operations commenced in late December 1999, with net production of 40 MMCF of gas per day and 5.8 MBbls of oil per day. The well has produced at gross rates up to 72 MMCF of gas and 12 MBbls of oil per day. In total, we developed Deepwater reserves at an acquisition and development cost of $1.04 per MCFE. Our interest reverts to 49 percent after all costs have been recovered.

     We will proceed with our Deepwater drilling program in 2000, continuing to focus on maturing our portfolio of projects generated by 3-D seismic data. We anticipate a capital program of approximately $60 million to participate in drilling at least six Deepwater wells.

     Our Deepwater exploration program will provide opportunities over the next several years to test the numerous prospects we have identified on our extensive lease block holdings. In addition to exploiting our existing leasehold position, we will persist in searching for opportunities to participate in high potential exploration projects on blocks held by others, and in Deepwater development projects on known discoveries such as Pluto.

[PHOTO of deepwater drill ship]

THE DEEPWATER GROWTH POTENTIAL AND OPPORTUNITY FOR VALUE CREATION PLAYS AN IMPORTANT ROLE IN OUR FUTURE STRATEGY. WE MAINTAIN ONE OF THE LARGEST DEEPWATER LEASEHOLD POSITIONS IN THE INDUSTRY.

Historically, industry commercial success rates in the Deepwater have been about 20 percent, and our high quality acreage position should provide us many opportunities to be rewarded with future discoveries.

ONSHORE GULF COAST

We maintained a very active exploration and development program in onshore south Louisiana and south Texas in 1999. Our program is built on the numerous years of experience accumulated in successfully exploring and developing our 680,000 acres of company-owned fee lands and 100,000 leasehold acres, located primarily in south Louisiana and South Texas, almost all of which are covered by 3-D seismic. The fee lands provide us a competitive advantage in an area where lease acreage costs are high and leasehold positions are difficult to maintain. We continue to use 3-D seismic to exploit these fee lands and identify additional exploration potential on third party acreage.

     During 1999, we completed approximately 40 projects in south Louisiana, with almost half of those projects being company-operated. Although much of the south Louisiana activity is exploitation-oriented, our 1999 exploration program was extremely encouraging, with a 100 percent success rate.

     We began expanding our onshore Gulf Coast program to south Texas in 1998, applying the knowledge and expertise we developed in south Louisiana in dealing with complex faulting, geopressure and depleted sands. We were very active in south Texas in 1999, drilling a total of nine exploration and development wells. Much of this activity was located at Armstrong Ranch in Jim Hogg County, in a field that was first discovered in 1959. Our focus has been on the eighth and ninth Hinnant Sands in the Wilcox Formation since drilling our first two successful Armstrong Ranch wells in 1998. A high potential exploration target was identified at Armstrong Ranch in the Wilcox Fandango section. Preliminary data from this first Fandango exploration test are very encouraging, with full results expected early in 2000.

[PHOTO OF MEN AND DRILLING EQUIPMENT]

     Following the Wilcox trend northward, we completed a 3-D seismic project in the Big Thicket area of East Texas during the third quarter of 1999, acquiring approximately 300 square-miles of 3-D seismic data. At year-end, approximately one third of the seismic data had been processed and the first exploration well to test the Lower Wilcox Formation in the Big Thicket was spud.

     Our strategy for the onshore Gulf Coast regions of south Louisiana and south Texas is to continue applying the latest geophysical and drilling techniques to effectively explore for and develop hydrocarbons on more than 100,000 net acres of leasehold and over 680,000 acres of fee lands under our control in one of the most prolific producing provinces in the U.S.

GULF OF MEXICO SHELF

During 1999, we decreased our emphasis on the Gulf of Mexico Shelf as part of our ongoing value enhancement program. The "Shelf Trend", a geographical area with water depths less than 600 feet, is a mature basin which has begun to offer smaller reserve potential and to exhibit increasingly steep production decline rates. Given these circumstances, we reduced capital spending on the Shelf during 1999 to approximately $24 million, compared to $218 million spent during 1998. Our emphasis has shifted on the Shelf, reducing the number of higher-risk projects we undertake in favor of lower-risk exploitation and development projects. We have also shifted our focus to a few core areas on the Shelf where we operate and maintain a large production infrastructure.

     Our 1999 production from the Shelf averaged 218 MMCF of gas per day and 13 MBbls of oil per day, down from the 1998 average of approximately 307 MMCF of gas per day and 14 MBbls of oil per day of production. These production volume decreases were, of course, accentuated by reduced capital spending in 1999.

     With our substantial core assets and infrastructure on the Shelf, the historically successful exploitation and development drilling programs will continue into 2000 and beyond, primarily aimed at maintaining production volumes. Exploration drilling on the Shelf will play a reduced role in our future efforts to deliver long-term shareholder value.


OUR PROGRAM IN SOUTH LOUISIANA AND SOUTH TEXAS IS BUILT ON THE NUMEROUS YEARS OF EXPERIENCE WE HAVE ACCUMULATED IN SUCCESSFULLY EXPLORING AND DEVELOPING ON OUR FEE LANDS AND LEASEHOLD ACRES, ALMOST ALL OF WHICH ARE COVERED BY 3-D SEISMIC.

[MAP AND BACKGROUND GRAPHIC]

REVIEW OF OPERATIONS

INTERNATIONAL

                          [MAP AND BACKGROUND GRAPHIC ON COMPUTER]

INTERNATIONAL


BUSINESS AT A GLANCE


Our strategy to create long-term shareholder value also includes seeking opportunities in other areas around the world outside of North America. Significant growth opportunities in North America are limited for a company our size, because most of the hydrocarbon basins on the continent, with the exception of parts of Canada, Alaska and the Deepwater Gulf of Mexico, are extremely mature. We are pursuing high potential exploration and development opportunities to improve growth prospects through our international operations. Many of the technical and project management competencies we have developed through our North American activities are transferable and will enhance our ability to be successful in the international arena as well.

[GRAPHICS]

     OUR 1999 EXPERIENCE REINFORCES THE VIABILITY OF A BALANCED APPROACH WHICH INCLUDES A VALUE-ADDING ACQUISITION PROGRAM, ALONG WITH HIGH IMPACT EXPLORATION OPPORTUNITIES.

     Our international business is charged with building a portfolio of assets over the next three to five years that can contribute materially to our financial returns and net asset value. This aggressive goal requires a business development strategy that includes acquisitions, exploration and exploitation in order to build a sustainable and growing asset base and production profile. The key elements in our international strategy are focus, balance and discipline, and for this reason, we concentrate business development activities in five focus areas: the Northwest European Shelf; North Africa; Northern South America; the Far East; and West Africa. We currently have assets and operations in all of these areas except West Africa.

     Our efforts in each of these focus areas continue to be directed toward two goals: 1) Maximizing the value of our existing asset base through operational excellence and effective cost management; 2) Recognizing new business opportunities which will provide materiality, portfolio impact and the opportunity to progressively grow our international position and influence.

     Our 1999 experience reinforces the viability of a balanced approach which includes a value-adding acquisition program, along with high impact exploration opportunities. Our goal for 2000 is to bring two of the five focus areas to a "core area" status through the acquisition of key producing properties that provide significant exploration upside. Acquisition efforts will be concentrated in the Northern South America and Far East regions.

     International oil and gas capital expenditures totaled $148 million in 1999: $68 million for exploration and $80 million for development. Our international proved reserves at year-end 1999 totaled 1,136 BCFE, concentrated primarily in the East Irish Sea, the United Kingdom and Dutch sectors of the North Sea, Algeria and Egypt. We also have reserves in Colombia and Indonesia. Proved reserves added during 1999 amounted to 396 BCFE, which equates to a 651 percent reserve replacement ratio in 1999 and an average reserve replacement ratio of 444 percent for the last three years. Reserves were replaced at a cost of $.37 per MCFE in 1999, with an average replacement cost of $.61 per MCFE over the last three years.

     Daily gas production from the international business segment grew by 31 percent in 1999, from 67 MMCF of gas per day to 88 MMCF per day, primarily because of the initiation of production from the East Irish Sea. We have a series of projects in the East Irish Sea, Algeria and Egypt that should provide additional production growth over the next several years. Oil production, primarily from the North Sea, Colombia and Indonesia, accounted for an average of 13.2 MBbls of oil per day.

     At present, international operations represent 11 percent of our total proved reserves and seven percent of total daily production. Our current international asset portfolio contains a large inventory of exploration prospects that provide the opportunity for increasing its relative contribution to our reserve and production profile. In 1999, we negotiated new exploration opportunities in Suriname, Ecuador, Peru and Colombia which complement our existing exploration plays in the North Sea, Algeria and Egypt.

NORTHWEST EUROPEAN SHELF

The Northwest European Shelf provides the majority of our production outside of North America and includes assets in the United Kingdom, Dutch and Danish sectors of the North Sea and the East Irish Sea. Prior to 1999, our production was derived solely from the North Sea. However, we established production from the East Irish Sea ahead of schedule

[PHOTO OF SUBSEA PRODUCTION EQUIPMENT]

[PHOTO OF OIL RIG IN OCEAN]


in the third quarter of 1999, bringing the focus area's average net daily production to 88 MMCF of gas and 9 MBbls of oil.

U.K. NORTH SEA PRODUCTION COMES FROM TWO PRIMARY LOCATIONS, THE BRAE AND T-BLOCK COMPLEXES. WE HAVE ESTABLISHED A PROGRAM FOR THESE TWO RELATIVELY MATURE FIELDS THAT WILL CONTINUE IN 2000.

     U.K. North Sea production comes from two primary locations, the Brae and T-Block Complexes. We have a six percent interest in the Brae Complex and an eleven percent interest in the T-Block Complex. Both fields are relatively mature, but in 1999 the operator of the Brae Complex was successful in reducing the decline rate by drilling low-cost sidetrack wells designed to recover unswept reserves and implementing pressure maintenance projects. This program will be continued in 2000.

     We currently participate in natural gas exploration and production in the Dutch sector of the North Sea through our CLAM joint venture. Net gas production from this area was 33 MMCF per day in 1999, up slightly from the 30 MMCF of gas per day experienced in 1998. We also participated in the drilling of the Q4-9 exploration well in 1999. This follow-up to a 1998 discovery tested a combined rate of 54 MMCF of gas per day from two zones and first production is expected in late 2000.

     CLAM has been awarded two exploration licenses in the Danish sector of the North Sea, the Ribe and Viborg Blocks. During 1999, we acquired 193 square miles of 3-D seismic data on these blocks, with plans to drill one exploratory well on each block in 2000.

     In late 1997, we acquired ten licenses in the East Irish Sea, covering 267,000 acres. The acquisition included a ninety- percent working interest in seven operated, undeveloped gas fields with significant recoverable reserve potential. Phase I of our East Irish Sea project, development of the sweet gas fields at Dalton and East Millom, began in early 1999. We completed an aggressive program that called for drilling one new well, re-entering two existing wells and completing a subsea tieback to Centrica's North Morecambe Bay platform, ahead of schedule in July 1999. We began production in August 1999, and the field was producing nearly 90 MMCF of gas per day net to us at year end. Phase II of the project, development of the West Millom sweet gas field, began in late 1999. The project timeline calls for a platform to be set in April 2000 and the drilling of three wells, two of which will be multilateral horizontal wells. First gas production is targeted for November 2000. Phase III, development of the five sour gas fields to the south, is scheduled to take place in 2001. Alternatives for processing and transporting gas from these fields are currently being evaluated and a preferred route is expected to be finalized in the first quarter of 2000.

     During 1999, we identified several new exploration prospects on our original East Irish Sea acquisition acreage. We plan to drill one of these prospects in 2000. We also acquired additional properties in the East Irish Sea containing several promising exploration prospects.

WE HAVE EXPLORATION AND DEVELOPMENT ACTIVITIES IN BOTH ALGERIA AND EGYPT THAT SHOULD PROVIDE GROWING PRODUCTION AND FINANCIAL RETURNS OVER THE NEXT SEVERAL YEARS.

NORTH AFRICA

Our North African focus area is currently concentrated in Algeria and Egypt. We have exploration and development activities in both countries that should provide growing production and financial returns over the next several years.

     Algeria represents one of our key entrees into international oil and gas exploration and our most successful international exploration venture to date. Since 1989, industry activity in this highly prospective area has discovered in excess of three billion Bbls of recoverable oil reserves. We first established a presence in the Berkine Basin of Algeria in 1993 when we signed a Production Sharing Contract (PSC) for an interest in two exploration blocks. The focus of our activity is on Menzel Lejmat Block 405, where we are the operator and hold a 65 percent working interest. We have made at least four separate field discoveries on the block.

     Capital and exploration expenditures in Algeria totaled $42 million in 1999. Of this total, we devoted $30 million to exploratory, development and appraisal drilling, $6 million was related to seismic evaluation and $6 million was committed to production facility design and construction. We continued to experience encouraging results in 1999, drilling two successful wildcat discovery wells and four appraisal wells that delineated previous discoveries.

     Our first discovery well in 1999, the MLC-1, tested a separate fault block located to the east of our main field on Block 405, the MLN Field. The well flowed at almost 8 MBbls of crude oil per day and 2 MMCF of natural gas per day. An appraisal well, the MLC-2, was also productive and successfully defined the reservoir boundary.

     The second 1999 wildcat well and potentially the most important, the MLNW-1, discovered oil in the Strunian F1 zone of a Devonian-age reservoir. The well tested at 8.5 MBbls of oil per day and 13 MMCF of gas per day. In addition to its productive capacity, this well was significant because it was the fourth successful penetration of Devonian-age sandstones on Block 405 where stable, high quality crude oil was found. This led us to conclude that hydrocarbon trapping is stratigraphic in nature and possibly widespread. We spudded an appraisal well, the MLNW-2, in late December 1999 that should provide

[PHOTO of people, trucks and oil field equipment]

SIGNIFICANT EXPLORATION POTENTIAL REMAINS ON OUR ALGERIAN ACREAGE. WITH THREE YEARS REMAINING ON OUR EXPLORATION CONTRACT, WE ARE ACCELERATING EFFORTS TO IDENTIFY EXPLOITABLE HYDROCARBON DEPOSITS.

additional information regarding the nature and extent of the reservoir.

     Our most mature discovery on Block 405, which is nearest to commercial production, is the MLN Field in the central portion of the block. During 1999, we continued delineation work on the field by drilling two appraisal wells, MLN-5 and MLN-6. We completed the MLN-5 well in January 1999 and tested it at
6.8 MBbls of oil per day and 7 MMCF of gas per day from the Devonian-age Strunian Formation that appears to be productive on a large area of the block.

[PHOTO of jeep and sand dune]

     We completed the MLN-6 appraisal well in May 1999. It was the thirteenth successful well we have drilled on Block 405 and the last appraisal well to be drilled in the MLN Field prior to the field's first phase of development. The well tested and flowed at 3.6 MBbls of oil per day and 5 MMCF of gas per day from the Triassic-age TAG-I Formation.

     In late 1999, we prepared to make the transition from exploration and appraisal to development on Block 405. We filed the application for an exploitation license agreement (ELA) for development of the MLN Field with Sonatrach in August 1999. We will develop the field in phases and the first application relates to the MLN-1, MLN-2, MLN-4 and MLN-5 wells. We anticipate that first production from the MLN Field should be initiated in late 2001 or early 2002.

     We made a significant discovery on the southeast portion of Block 405 in 1998 at the MLSE Field. The MLSE-1, flow tested at a combined rate of 14.6 MBbls of oil and 107 MMCF of gas per day from four intervals with a combined net pay of 190 feet. We completed the drilling of an appraisal well, the MLSE-3, in January 2000. This well tested at a combined rate of 21.9 MBbls of high quality oil per day from 131 feet of net pay from three zones. This constituted the largest production test encountered to date on our block. Our appraisal drilling has confirmed that this area will be pursued for development and production. We intend to file an ELA application following final appraisal.

     Our other field development on Block 405 is the MLNE discovery in the northeast corner of the block. The MLNE Field is actually an extension of the giant Ourhoud Field, discovered on an adjacent block. Based on current plans, we anticipate first production from the Ourhoud in mid-2002. Development drilling has been ongoing in 1999, along with base camp construction and front-end engineering.

     Significant exploration potential remains on our Algerian acreage. With three years remaining on our exploration contract, we are continuing our efforts to identify exploitable hydrocarbon deposits. We completed the world's largest contiguous land 3-D seismic survey over a portion of Block 405 in 1999, giving us nearly full 3-D seismic coverage over the block. This data will be invaluable in completing the exploration effort and fully evaluating the discoveries that we have already made. We plan a continuous two-rig drilling program in 2000.

     We are currently earning a 50 percent working interest in 870,000 gross acres at the Egyptian Offshore North Sinai Block, located in the Nile River Delta area of the Mediterranean Sea. The block contains three proved undeveloped Pliocene gas fields and several additional prospects which are similar in nature to these Pliocene accumulations.

     We have agreed to fund a disproportionate share of development costs in order to earn our working interest. During 1999, we signed a gas sales agreement with the Egyptian General Petroleum Company (EGPC) to begin production from our offshore concession. Production is contracted for the domestic Egyptian market beginning in 2004 at a daily contract rate of 110 MMCF of gas per day (40 MMCF per day, net).

     Three fields, Tao, Kamose and Seti, will be developed to supply gas through a new offshore pipeline to the West Harbour onshore processing plant near Port Said. The total gross investment in this project is expected to be $150 million, with development activities scheduled to begin in 2002.

NORTHERN SOUTH AMERICA

We continued to pursue opportunities during 1999 that could transform our northern South American focus area into a core area that would contribute significantly to our production profile and future growth potential. Currently, we have non-operated production in Colombia, but the majority of our South American assets consist of exploration acreage in Venezuela, Peru, Ecuador, Colombia and Suriname.

     Our Colombian production is derived from a 14 percent interest in the Casanare Association Contract, which covers twelve producing fields. Our net production from these fields averaged 1.6 MBbls of oil per day in 1999.

     In eastern Venezuela, we operate the 525,000 acre Delta Centro Block, located in the Orinoco River Basin. Our obligation at Delta Centro is to shoot seismic and drill three exploratory wells before the end of 2001. We have completed seismic work and drilled our first exploratory well on the block in early 1999, which proved unsuccessful. The future prospectivity of the block is greatly diminished, based on the results from our first well. Comprehensive analysis of the block is ongoing to determine our future course of action.

     We hold a 58 percent non-operated interest in Peru's Block 32. The first exploratory well on Block 32 is planned for drilling in 2000. If successful, production is anticipated in 2002. The well will test the Guineayacu prospect, which was identified as a result of the acquisition and processing of 2-D seismic data in 1998.


     In October 1999, we announced that we were negotiating to acquire ARCO's Ecuadorian assets, which consisted of Block 10 and Block 24, as well as exploration blocks in Peru and Colombia. A third party exercised its preemptive purchase right on Ecuador's Block 10, which contains the producing area known as the Villano Field. We will still acquire the remaining properties at minimal cost, with closing anticipated in 2000. The remaining properties consist of a 100 percent working interest in Ecuador's Block 24, a 25 percent operated working interest in Peru's Block 64 and a 50 percent working interest in the BP/Amoco-operated Los Galeones and La Fragata blocks in Colombia.

     In 1999, we became part of a multinational consortium that signed a contract

[PHOTO OF MEN AND AIR BOAT]

WE CONTINUED TO PURSUE OPPORTUNITIES DURING 1999 THAT COULD TRANSFORM OUR NORTHERN SOUTH AMERICAN FOCUS AREA INTO A CORE AREA THAT WOULD CONTRIBUTE SIGNIFICANTLY TO OUR PRODUCTION PROFILE AND FUTURE GROWTH POTENTIAL.

with Suriname's state-run oil company to explore for oil off of the country's Atlantic coast. The contract gives us, as operator, and the other members of the consortium, exploration rights covering over 18,000 square miles. During 1999, we acquired and processed 4,100 miles of 2-D seismic covering much of the area. Interpretation and reprocessing of seismic data through the second quarter of 2000 is aimed at selecting the location for a first well to be spud in early 2001. This frontier exploration play is very exciting because of the geologic similarities of Suriname to the coasts of West Africa and Brazil, two areas where numerous large Deepwater hydrocarbon discoveries have been made in recent years.

[PHOTO OF COMPUTER]

THE FAR EAST IS ONE OF THE TWO INTERNATIONAL FOCUS AREAS WE HAVE SELECTED FOR MAJOR GROWTH OVER THE NEXT TWO OR THREE YEARS. ACQUISITION OPPORTUNITIES IN THE SUMATRA AND JAVA BASINS OF INDONESIA OFFER THE BEST POSSIBILITY TO ELEVATE THIS FOCUS AREA TO "CORE AREA" STATUS.

FAR EAST

We have selected the Far East as a focus area for potential growth. The Far East is primarily a gas prone region and, except for liquified natural gas (LNG), regional gas markets are in an early stage of development. We are currently evaluating acquisition and exploration opportunities in the region that would capitalize on our expertise in transportation and marketing. Regional gas markets are expected to show strong growth during the next 20 years as Asia recovers from its financial slump and large population centers begin using natural gas.


     The Far East is one of the two international focus areas we have selected for major growth over the next two or three years. Acquisition opportunities in the Sumatra and Java Basins of Indonesia offer the best possibility to elevate this focus area to "core area" status. The concept is to use an acquisition to gain a foothold in highly prospective gas basins and build a value-adding business through associated exploration and aggressive gas marketing.

     Currently, our sole asset in Indonesia is a 15 percent non-operated working interest in the KAKAP concession in the West Natuna Sea. During 1999, production averaged 2.2 MBbls of oil per day. Gas production from the concession is anticipated to commence in April 2001, but could start as early as November 2000. The gas will be transported to the Singapore market under a 22-year sales agreement. This long-term arrangement enhances the value of our KAKAP reserves, which historically have had limited marketability.

     Our Far East team continues to seek opportunities to add to our current asset portfolio.

WEST AFRICA

West Africa is the fifth focus area we have selected as a potential platform for international growth. We chose this region on the basis of the tremendous upside potential that exists in this prolific hydrocarbon province. During 1999, our West Africa Business Development Team continued to pursue exploration and production opportunities that could provide a foundation for future growth. At year-end 1999, we had developed our play strategy, acquired a significant technical database within the region and high-graded several possible exploration entry opportunities.

[BACKGROUND GRAPHICS]

REVIEW OF OPERATIONS OF COMPUTERS AND MAN

STATISTICAL DATA

RESERVES December 31, 1999

                                                                     TOTAL
                                       PROVED        PROVED          PROVED
                                      DEVELOPED     UNDEVELOPED      RESERVES
--------------------------------------------------------------------------------
USA
Gas (BCF)                               4,715         1,240           5,955
Oil (MMBbls)                            168.3          47.9           216.2
Total USA (BCFE)                        5,725         1,527           7,252
--------------------------------------------------------------------------------
CANADA
Gas (BCF)                               1,180          273            1,453
Oil (MMBbls)                             57.5          11.6            69.1
Total Canada (BCFE)                     1,525          343            1,868
--------------------------------------------------------------------------------
OTHER INTERNATIONAL
Gas (BCF)                                 314           558             872
Oil (MMBbls)                             13.5          30.6            44.1
Total Other International (BCFE)          395           741           1,136
--------------------------------------------------------------------------------
WORLDWIDE
Gas (BCF)                               6,209         2,071           8,280
Oil (MMBbls)                            239.3          90.1           329.4
Total Worldwide (BCFE)                  7,645         2,611          10,256
================================================================================

PRODUCTIVE WELLS December 31, 1999

                                                        GROSS          NET
-------------------------------------------------------------------------------
USA
Oil                                                     5,835         2,900
Gas                                                    10,924         6,106
--------------------------------------------------------------------------------
CANADA
Oil                                                     1,875         1,243
Gas                                                     2,292         1,519
--------------------------------------------------------------------------------
OTHER INTERNATIONAL
Oil                                                       391            55
Gas                                                       159            21
--------------------------------------------------------------------------------
WORLDWIDE
Oil                                                     8,101         4,198
Gas                                                    13,375         7,646
================================================================================


CAPITAL EXPENDITURES Year Ended December 31 ($ Millions)


                                            1999           1998           1997
--------------------------------------------------------------------------------
USA

Oil and Gas Activities                   $   488       $    921        $   927
Plants & Pipelines                            14             60             50
Administration                                38             45             40
--------------------------------------------------------------------------------
   Total USA                                 540          1,026          1,017
--------------------------------------------------------------------------------
CANADA
Oil and Gas Activities                       291            671            405
Plants & Pipelines                             4              1             27
Administration                                 4              2              5
--------------------------------------------------------------------------------
   Total Canada                              299            674            437
--------------------------------------------------------------------------------
OTHER INTERNATIONAL
Oil and Gas Activities                       148            136            228
Administration                                 2              3              -
--------------------------------------------------------------------------------
   Total Other International                 150            139            228
--------------------------------------------------------------------------------
WORLDWIDE
Oil and Gas Activities                       927          1,728          1,560
Plants & Pipelines                            18             61             77
Administration                                44             50             45
--------------------------------------------------------------------------------
   Total Worldwide                       $   989       $  1,839        $ 1,682
===============================================================================

ACREAGE December 31, 1999

                                                            GROSS          NET
--------------------------------------------------------------------------------
USA
Developed Acres                                          5,642,763     3,090,045
Undeveloped Acres                                       11,776,341     9,423,755
--------------------------------------------------------------------------------
CANADA
Developed Acres                                          1,034,291       588,761
Undeveloped Acres                                        4,889,675     2,822,878
--------------------------------------------------------------------------------
OTHER INTERNATIONAL
Developed Acres                                            112,435        22,087
Undeveloped Acres                                       19,264,353     7,392,562
--------------------------------------------------------------------------------
WORLDWIDE
Developed Acres                                          6,789,489     3,700,893
Undeveloped Acres                                       35,930,369    19,639,195
================================================================================

PRODUCTION & PRICES Year Ended December 31,

                                                1999          1998        1997
--------------------------------------------------------------------------------
USA
PRODUCTION
   Gas (MMCF per day)                          1,487         1,580       1,592
   Oil (MBbls per day)                          57.3          66.2        68.3
AVERAGE SALES PRICE
   Gas (per MCF)                            $   2.08      $   1.94    $   2.16
   Oil (per Bbl)                            $  16.31      $  13.31    $  19.32
--------------------------------------------------------------------------------
CANADA
PRODUCTION
   Gas (MMCF per day)                            429           430         383
   Oil (MBbls per day)                          19.4          21.8        20.9
AVERAGE SALES PRICE
   Gas (per MCF)                            $   1.76      $   1.74    $   1.68
   Oil (per Bbl)                            $  18.25      $  11.90    $  18.00
--------------------------------------------------------------------------------
OTHER  INTERNATIONAL
PRODUCTION
   Gas (MMCF per day)                             88            67          77
   Oil (MBbls per day)                          13.2          16.5        18.9
AVERAGE SALES PRICE
   Gas (per MCF)                            $   1.93      $   2.56    $   2.69
   Oil (per Bbl)                            $  16.80      $  13.16    $  18.95
--------------------------------------------------------------------------------
WORLDWIDE
PRODUCTION
   Gas (MMCF per day)                          2,004         2,077       2,052
   Oil (MBbls per day)                          89.9         104.5       108.1
AVERAGE SALES PRICE
   Gas (per MCF)                            $   2.01      $   1.92    $   2.09
   Oil (per Bbl)                            $  16.85      $  13.00    $  19.01
================================================================================


NET WELLS DRILLED Year Ended December 31,

                                                  1999       1998         1997
--------------------------------------------------------------------------------
USA
PRODUCTIVE
   Exploratory                                     9.3       16.3         29.0
   Development                                   183.1      297.7        247.5
DRY
   Exploratory                                     9.4       27.5         26.5
   Development                                     4.4       12.5          8.5
--------------------------------------------------------------------------------
TOTAL NET WELLS
USA                                              206.2      354.0        311.5
--------------------------------------------------------------------------------
CANADA
PRODUCTIVE
   Exploratory                                    67.4       71.2         64.7
   Development                                    30.6       72.2        150.1
DRY
   Exploratory                                     3.6        7.3         13.1
   Development                                     4.2        8.4          7.3
--------------------------------------------------------------------------------
TOTAL NET WELLS
CANADA                                           105.8      159.1        235.2
--------------------------------------------------------------------------------
OTHER INTERNATIONAL
PRODUCTIVE
   Exploratory                                     2.1        3.5          2.4
   Development                                     3.2        1.8          1.3
DRY
   Exploratory                                     2.0        2.0          1.3
   Development                                       -          -          0.1
--------------------------------------------------------------------------------
TOTAL NET WELLS
OTHER INTERNATIONAL                                7.3        7.3          5.1
--------------------------------------------------------------------------------
WORLDWIDE
PRODUCTIVE
   Exploratory                                    78.8       91.0         96.1
   Development                                   216.9      371.7        398.9
DRY
   Exploratory                                    15.0       36.8         40.9
   Development                                     8.6       20.9         15.9
--------------------------------------------------------------------------------
TOTAL NET WELLS
WORLDWIDE                                        319.3      520.4       551.8
================================================================================

UNIT COSTS Year Ended December 31, ($ per MCFE)


                                            1999          1998        1997
--------------------------------------------------------------------------------
USA
Average Production Costs                  $  .50        $  .48      $  .50
DD&A Rates                                   .65           .59         .58
--------------------------------------------------------------------------------
CANADA
Average Production Costs                     .51           .44         .46
DD&A Rates                                   .54           .77         .77
--------------------------------------------------------------------------------
OTHER INTERNATIONAL
Average Production Costs                     .54           .71         .60
DD&A Rates                                   .88          1.06        1.08
--------------------------------------------------------------------------------
WORLDWIDE
Average Production Costs                     .51           .48         .50
DD&A Rates                                $  .64        $  .66      $  .65
================================================================================

[BACKGROUND GRAPHICS]

BURLINGTON RESOURCES 1999

Financial Review

BURLINGTON RESOURCES INC.
SELECTED FINANCIAL DATA


    The selected financial data for Burlington Resources Inc. set forth below for the five years ended December 31, 1999 should be read in conjunction with the consolidated financial statements. Prior year amounts have been restated to include Poco Petroleums Ltd.


(In Millions, Except per Share Amounts)                1999           1998            1997           1996           1995
-------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA

   Revenues                                         $ 2,065        $ 2,009         $ 2,375        $ 2,477        $ 1,905

   Operating Income (Loss)                              236          (413)             605            643          (508)

   Net Income (Loss)                                      1          (321)             352            354          (332)

   Basic Earnings (Loss) per Common Share               .01         (1.52)            1.69           1.72         (1.65)

   Diluted Earnings (Loss) per Common Share         $    --        $(1.52)         $  1.67        $  1.70        $(1.65)
-------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA

   Total Assets                                     $ 7,191        $ 7,086         $ 7,164        $ 6,790        $ 6,169

   Long-term Debt                                     2,769          2,684           2,317          2,223          2,306

   Stockholders' Equity                               3,246          3,318           3,550          3,320          2,848

   Cash Dividends Declared per Common Share         $   .46        $   .46         $   .39        $   .37        $   .38

   Common Shares Outstanding                            216            216             209            209            201

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ACQUISITION OF POCO

    On August 16, 1999, the Company entered into a definitive agreement to acquire Poco Petroleums Ltd. ("Poco"), a corporation existing under the laws of the Province of Alberta, Canada (the "Acquisition"). The Acquisition was consummated on November 18, 1999.

    Under the terms of the Acquisition, Poco shareholders received .25 BR common equivalent shares ("exchangeable shares"), totaling 38,393,135 BR shares, for each Poco share held. The exchangeable shares are Canadian securities, which began trading on The Toronto Stock Exchange November 23, 1999 under the symbol BRX. These shares have the same voting rights, dividend entitlements and other attributes as shares of BR Common Stock and are exchangeable, at each shareholder's option, for to BR Common Stock on a one for one basis. The Acquisition was accounted for as a pooling of interests.

    All operational and financial information contained herein includes the business activities of Poco for all periods presented.

FINANCIAL CONDITION AND LIQUIDITY

     The Company's long-term debt to capital ratio at December 31, 1999 and 1998 was 46 percent and 45 percent, respectively.

     The Company has unused credit commitments in the form of revolving facilities ("revolvers") as of December 31, 1999. These revolvers are available to cover debt due within one year, therefore, commercial paper, credit facility notes and a portion of fixed-rate debt due within one year are classified as long-term debt. During 1999, due to debt covenant violations, the Company obtained waivers related to certain of its Canadian debt. In addition, the Company has the capacity to issue $1 billion of securities under a shelf registration statement filed with the Securities and Exchange Commission. The revolvers are comprised of agreements for $600 million, $400 million, $310 million, $121 million and $52 million. The $600 million revolver expires in February 2003. The other credit facilities expire in March 2000 unless renewed by mutual consent, with the exception of the $52 million revolver which is cancelable by the creditor upon demand. Balances outstanding on the $310 million revolver automatically become five year amortizing notes at expiration of the agreement.

     In March 1999 and April 1999, the Company issued $450 million of 7 3/8 percent fixed-rate debt and $19 million of 6.40 percent fixed-rate debt, respectively. During 1999, the Company repaid $474 million of fixed-rate debt. The Company has a total of $961 million of debt to be repaid in 2000. Of this amount, $362 million represents fixed-rate debt which the Company intends to refinance with other fixed-rate long-term debt. The remaining $599 million is comprised of $267 million of commercial paper outstanding at December 31, 1999 with an average interest rate of 7 percent and $332 million of credit facility notes with interest rates between 5 and 6 percent.

     In July 1998, the Company's Board of Directors approved the repurchase of up to two million shares of its Common Stock. During 1999, the Company repurchased 250,000 shares of its Common Stock for $9 million. Since December 1988, the Company has repurchased approximately 32 million shares.

     Net cash provided by operating activities for 1999 was $1,102 million compared to $980 million and $1,363 million in 1998 and 1997, respectively. The increase in 1999 compared to 1998 was primarily due to higher operating income and working capital and other changes. The decrease in 1998 compared to 1997 was primarily due to significantly lower operating income and lower working capital and other changes.

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

     The Company has certain other commitments and uncertainties related to its normal operations. Management believes that there are no other commitments or uncertainties that will have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

CAPITAL EXPENDITURES AND RESOURCES

     Capital expenditures during 1999 totaled $989 million compared to $1,839 million and $1,682 million in 1998 and 1997, respectively. The Company invested $792 million on internal development and exploration during 1999 compared to $1,291 million and $1,220 million in 1998 and 1997, respectively. The Company invested $135

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


million for proved property acquisitions in 1999 compared to $437 million and $340 million in 1998 and 1997, respectively.

     Capital expenditures for 2000, excluding proved property acquisitions, are projected to be approximately $1 billion. Capital expenditures are expected to be primarily for internal development and exploration of oil and gas properties and plant and pipeline expenditures. Capital expenditures will be funded from internal cash flows, supplemented, if needed, by external financing.

MARKETING

North America

     The Company's marketing strategy is to maximize the value of its production by developing marketing flexibility from the wellhead to its ultimate sales. The Company's natural gas production is gathered, processed, exchanged and transported utilizing various firm and interruptible contracts and routes to access the highest value market hubs. The Company's customers include local distribution companies, electric utilities, industrial users and marketers. The Company maintains the capacity to ensure its production can be marketed either at the wellhead or downstream at market sensitive prices.

     All of the Company's crude oil production is sold to third parties at the wellhead or transported to market hubs where it is sold or exchanged. NGLs are typically sold at field plants or transported to market hubs and sold to third parties.

International

     The Company's international production is marketed to third parties either directly by the Company or by the operators of the properties. Production is sold at the platforms or local sales points based on spot or contract prices.

COMMODITY RISK

     Substantially all of the Company's crude oil and natural gas production is sold on the spot market or under short-term contracts at market sensitive prices. Spot market prices for domestic crude oil and natural gas are subject to volatile trading patterns in the commodity futures market, including among others, the New York Mercantile Exchange ("NYMEX"). Quality differentials, worldwide political developments and the actions of the Organization of Petroleum Exporting Countries also affect crude oil prices.

     There is also a difference between the NYMEX futures contract price for a particular month and the actual cash price received for that month in a U.S. producing basin or at a U.S. market hub, which is referred to as the "basis differential."

     The Company utilizes over-the-counter price and basis swaps as well as options to hedge its production in order to decrease its price risk exposure. The gains and losses realized as a result of these derivative transactions are substantially offset when the hedged commodity is delivered. In order to accommodate the needs of its customers, the Company also uses price swaps to convert natural gas sold under fixed price contracts to market prices.

     The Company uses a sensitivity analysis technique to evaluate the hypothetical effect that changes in the market value of crude oil and natural gas may have on the fair value of the Company's derivative instruments. At December 31, 1999, the potential decrease in fair value of derivative instruments assuming a 10 percent adverse movement (an increase in the underlying commodities price) would result in a $65 million increase in the net deferred amount.

     For purposes of calculating the hypothetical change in fair value, the relevant variables include the type of commodity, the commodity futures prices, the volatility of commodity prices and the basis and quality differentials. The hypothetical change in fair value is calculated by multiplying the difference between the hypothetical price (adjusted for any basis or quality differentials) and the contractual price by the contractual volumes.

FOREIGN CURRENCY RISK

     The Company's reported cash flows related to Canadian operations is based on cash flows measured in Canadian dollars converted to the U.S. dollar equivalent based on the average of the Canadian and U.S. dollar exchange rates for the period reported. The Company's Canadian subsidiary has financial obligations that are denominated in U.S. dollars. A decrease in value of 10 percent in Canadian dollars relative to the U.S. dollar from the year-end exchange rate would result in a foreign currency loss of $20 million based on December 31, 1999 amounts. The Company considers its current risk exposure to exchange rate movements, based on net cash flows, to be immaterial.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DIVIDENDS

    On January 19, 2000, the Board of Directors declared a common stock quarterly cash dividend of $.1375 per share, payable April 3, 2000 to shareholders of record on March 10, 2000. Dividend levels are determined by the Board of Directors based on profitability, capital expenditures, financing and other factors. The Company declared cash dividends on Common Stock totaling approximately $103 million during 1999.

RESULTS OF OPERATIONS

Year Ended December 31, 1999 Compared With Year Ended December 31, 1998

     The Company reported net income of $1 million or $.01 basic earnings per common share in 1999 compared to a net loss of $321 million or $1.52 basic loss per common share in 1998. The 1999 and 1998 results included a non-cash per share charge of $.65 and $1.85, respectively, related to the impairment of oil and gas properties. The Company evaluates the impairment of its oil and gas properties on a field-by-field basis whenever events or changes in circumstances indicate an asset's carrying amount may not be recoverable. Unamortized capital costs are reduced to fair value if the sum of the expected undiscounted future cash flows is less than the assets' net book value. Cash flows are determined based upon proved reserves using prices and costs consistent with those used for internal decision making. In the fourth quarter of 1999, the Company determined there would be performance related downward reserve adjustments associated with certain properties located on the Gulf of Mexico shelf and in the Permian Basin. As a result, the Company recognized a pretax impairment charge of $225 million ($140 million after tax) related to those properties. In the fourth quarter of 1998, the market experienced a weakness in commodity prices. The Company subjected all properties to impairment testing and subsequently recognized a pretax impairment charge related to certain Canadian properties of $706 million ($390 million after tax). The 1999 results also included a $.12 per share charge related to severance and transaction costs associated with the Acquisition.

     Revenues were $2,065 million in 1999 compared to $2,009 million in 1998. Average oil prices increased 30 percent to $16.85 per barrel in 1999 and average gas prices increased 5 percent to $2.01 per MCF which increased revenues $126 million and $65 million, respectively. Oil sales volumes decreased 14 percent in 1999 to 89.9 MBbls per day and gas sales volumes decreased 4 percent to 2,004 MMCF per day which decreased revenues $69 million and $51 million, respectively. Oil sales volumes decreased primarily due to natural production declines in the Gulf Coast, Mid-Continent and North Sea areas.

     Costs and Expenses were $1,829 million in 1999 compared to $2,422 million in 1998. Costs and expenses in 1999 and 1998 included a $225 million and $706 million charge, respectively, related to the impairment of oil and gas properties. Costs and expenses in 1999 also included a charge of $37 million related to severance and transaction costs associated with the Acquisition. Excluding the $262 million of charges in 1999 and the $706 million charge in 1998, costs and expenses in 1999 decreased $149 million compared to 1998. The decrease was primarily due to a $114 million decrease in exploration costs and a $48 million decrease in depreciation, depletion and amortization ("DD&A"). Exploration costs decreased due to lower exploratory spending resulting in lower geological and geophysical ("G&G") expenses of $58 million and lower exploratory dry hole expense of $69 million partially offset by higher impairment expense of $13 million. DD&A decreased due to lower production volumes and a lower unit rate resulting in reduced expenses of $38 million and $16 million, respectively, partially offset by higher fixed-rate expense of $6 million.

     Interest Expense was $211 million in 1999 compared to $193 million in 1998. The increase was primarily due to higher outstanding fixed-rate debt and higher outstanding commercial paper borrowings during 1999.

     Other Expense (Income) -- Net was an expense of $2 million in 1999 compared to income of $8 million in 1998. The decrease in other income is primarily due to lower interest income in 1999.

     Income taxes were an expense of $22 million, a rate of 95 percent in 1999 compared to a benefit of $277 million, a rate of 46 percent in 1998. The increased tax expense in 1999 compared to 1998 was primarily a result of substantially higher pretax income and lower benefits from nonconventional fuel tax credits.

Year Ended December 31, 1998 Compared With Year Ended December 31, 1997

    The Company reported a net loss of $321 million or $1.52 basic loss per common share in 1998 compared to

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

net income of $352 million or $1.69 basic earnings per common share in 1997. The 1998 results included a non-cash per share charge of $1.85 related to the impairment of oil and gas properties. The 1997 results included a $.34 per share charge for severance and transaction costs related to the 1997 merger ("Merger") with The Louisiana Land and Exploration Company ("LL&E"). The 1997 results also included a per share gain of $.15 related to the sales of oil and gas properties associated with the divestiture program.

     Revenues were $2,009 million in 1998 compared to $2,375 million in 1997. Average oil prices decreased 32 percent to $13.00 per barrel in 1998 and average gas prices decreased 8 percent to $1.92 per MCF which decreased revenues $229 million and $129 million, respectively. Oil sales volumes decreased 3 percent to
104.5 MBbls per day which decreased revenues $25 million. Oil sales volumes decreased primarily due to natural declines in the Gulf Coast and Mid-Continent areas. Gas sales volumes increased 1 percent to 2,077 MMCF per day which increased revenues $19 million.

     Costs and Expenses were $2,422 million in 1998 compared to $1,770 million in 1997. Costs and expenses in 1998 included a $706 million charge related to the impairment of oil and gas properties. Costs and expenses in 1997 included an $80 million charge for severance and transaction costs associated with the Merger. Excluding the $706 million charge in 1998 and the $80 million charge in 1997, costs and expenses in 1998 increased $26 million from 1997. The increase was primarily due to a $44 million increase in exploration costs partially offset by a $19 million decrease in production taxes. Exploration costs increased due to higher exploratory spending resulting in higher G&G expenses. Production taxes decreased primarily due to lower oil and gas revenues.

     Interest Expense was $193 million in 1998 compared to $174 million in 1997. The increase was primarily due to higher outstanding fixed-rate debt and higher outstanding commercial paper borrowings during 1998.

     Other Expense (Income) -- Net was income of $8 million in 1998 compared to income of $39 million in 1997. The decrease in other income was primarily related to lower gains on sales of oil and gas properties and higher losses related to foreign exchange transactions.

     Income taxes were a benefit of $277 million, a rate of 46 percent in 1998 compared to an expense of $118 million, a rate of 25 percent in 1997. The decrease in tax expense in 1998 compared to 1997 is primarily a result of lower pretax income partially offset by lower benefits from nonconventional fuel tax credits.

OTHER MATTERS

Year 2000 Compliance

     The year 2000 issue is the result of computer systems and other equipment with embedded chips or processors using two digits instead of four to define a specific year and potentially being unable to process accurately certain data before, during or after the year 2000. This could result in system failures or miscalculations, causing disruptions to various activities and operations.

     During 1999, the Company completed its year 2000 readiness plan for its critical information technology and operating systems. The readiness plan involved four phases: assessment, remediation, testing and implementation. Since entering the year 2000, the Company has not experienced any significant year 2000 failures in its own information technology or operating systems or those of its vendors. The Company will continue to monitor these systems throughout the year but does not anticipate any material disruptions.

     The year 2000 readiness plan was funded through operating cash flows at an approximate cost of $3 million.

Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires enterprises to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The requisite accounting for changes in the fair value of a derivative will depend on the intended use of the derivative and the resulting designation. The Company must adopt SFAS 133 effective January 1, 2001. Based on the Company's outstanding derivatives contracts, the Company believes that the impact of adopting this standard would not have a material adverse effect on the Company's operations or consolidated financial condition. However, no assurances can be given with regard to the level of the Company's derivatives activities at the time SFAS 133 is adopted or the resulting effect on the Company's operations or consolidated financial condition.

[BACKGROUND GRAPHIC]

BURLINGTON RESOURCES INC.
CONSOLIDATED STATEMENT OF INCOME

                                                                                                Year Ended December 31,
------------------------------------------------------------------------------------------------------------------------
(In Millions, Except per Share Amounts)                                 1999                  1998                  1997
------------------------------------------------------------------------------------------------------------------------
REVENUES                                                             $ 2,065              $  2,009               $ 2,375
------------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
    Production Taxes                                                     109                   100                   119
    Production and Processing                                            472                   478                   471
    Depreciation, Depletion and Amortization                             631                   679                   671
    Exploration Costs                                                    214                   328                   284
    Impairment of Oil and Gas Properties                                 225                   706                    --
    Merger Costs                                                          37                    --                    80
    Administrative                                                       141                   131                   145
------------------------------------------------------------------------------------------------------------------------
Total Costs and Expenses                                               1,829                 2,422                 1,770
------------------------------------------------------------------------------------------------------------------------
Operating Income (Loss)                                                  236                  (413)                  605
Interest Expense                                                         211                   193                   174
Other Expense (Income) -- Net                                              2                    (8)                  (39)
------------------------------------------------------------------------------------------------------------------------
Income (Loss) Before Income Taxes                                         23                  (598)                  470
Income Tax Expense (Benefit)                                              22                  (277)                  118
------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                    $     1              $   (321)              $   352
========================================================================================================================
BASIC EARNINGS (LOSS) PER COMMON SHARE                               $   .01              $  (1.52)              $  1.69
========================================================================================================================
DILUTED EARNINGS (LOSS) PER COMMON SHARE                             $    --              $  (1.52)              $  1.67
========================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

[BACKGROUND GRAPHIC]

BURLINGTON RESOURCES INC.
CONSOLIDATED BALANCE SHEET

                                                                                                                 December 31,
------------------------------------------------------------------------------------------------------------------------------
(In Millions, Except Share Data)                                                                   1999                  1998
------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
    Cash and Cash Equivalents                                                                  $     89              $   --
    Accounts Receivable                                                                             499                   468
    Inventories                                                                                      53                    53
    Other Current Assets                                                                             26                    22
------------------------------------------------------------------------------------------------------------------------------
                                                                                                    667                   543
------------------------------------------------------------------------------------------------------------------------------
Oil and Gas Properties (Successful Efforts Method)                                               12,834                11,943
Other Properties                                                                                    935                   898
------------------------------------------------------------------------------------------------------------------------------
                                                                                                 13,769                12,841
    Accumulated Depreciation, Depletion and Amortization                                          7,412                 6,494
------------------------------------------------------------------------------------------------------------------------------
    Properties -- Net                                                                             6,357                 6,347
------------------------------------------------------------------------------------------------------------------------------
Deferred Income Taxes                                                                                32                    61
------------------------------------------------------------------------------------------------------------------------------
Other Assets                                                                                        135                   135
------------------------------------------------------------------------------------------------------------------------------
    Total Assets                                                                               $  7,191              $  7,086
========================================================================================================================------
LIABILITIES
Current Liabilities
    Accounts Payable                                                                           $    449              $    457
    Taxes Payable                                                                                    93                    53
    Accrued Interest                                                                                 36                    30
    Other Current Liabilities                                                                        19                    41
    Current Maturities of Long-term Debt                                                             51                   --
------------------------------------------------------------------------------------------------------------------------------
                                                                                                    648                   581
------------------------------------------------------------------------------------------------------------------------------
Long-term Debt                                                                                    2,769                 2,684
------------------------------------------------------------------------------------------------------------------------------
Deferred Income Taxes                                                                               105                   121
------------------------------------------------------------------------------------------------------------------------------
Other Liabilities and Deferred Credits                                                              423                   371
------------------------------------------------------------------------------------------------------------------------------
Put Options on Common Stock                                                                          --                    11
------------------------------------------------------------------------------------------------------------------------------
Commitments and Contingent Liabilities

STOCKHOLDERS' EQUITY
Preferred Stock, Par Value $.01 per Share
    (Authorized 75,000,000 Shares; One Share Issued)                                                 --                    --
Common Stock, Par Value $.01 per Share
    (Authorized 325,000,000 Shares; Issued 241,188,770
    and 241,083,924 Shares for 1999 and 1998, respectively)                                           2                     2
Paid-in Capital                                                                                   3,966                 3,953
Retained Earnings                                                                                   345                   446
Deferred Compensation -- Restricted Stock                                                            (3)                   (2)
Accumulated Other Comprehensive Loss                                                                (54)                  (74)
Cost of Treasury Stock (25,219,025 and 25,420,562 Shares for 1999 and 1998, respectively)        (1,010)               (1,007)
------------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity                                                                              3,246                 3,318
------------------------------------------------------------------------------------------------------------------------------
    Total Liabilities and Stockholders' Equity                                                 $  7,191              $  7,086
==============================================================================================================================


See accompanying Notes to Consolidated Financial Statements.

BURLINGTON RESOURCES INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                            Year Ended December 31,
==============================================================================================================================
(In Millions)                                                                     1999               1998                1997
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net Income (Loss)                                                         $      1            $  (321)           $   352
    Adjustments to Reconcile Net Income (Loss) to Net Cash
            Provided By Operating Activities
        Depreciation, Depletion and Amortization                                   631                679                671
        Deferred Income Taxes                                                       13               (295)                58
        Exploration Costs                                                          214                328                284
        Gain on Sales of Oil and Gas Properties                                     --                 (13)               (50)
        Impairment of Oil and Gas Properties                                       225                706                --
    Working Capital Changes
        Accounts Receivable                                                        (31)               (45)                99
        Inventories                                                                 --                 --                  (7)
        Other Current Assets                                                        (4)                 7                  1
        Accounts Payable                                                            (8)                 4                 40
        Taxes Payable                                                               40                (18)                (4)
        Accrued Interest                                                             6                 (1)                 2
        Other Current Liabilities                                                  (22)                (3)               (21)
    Other                                                                           37                (48)               (62)
------------------------------------------------------------------------------------------------------------------------------
            Net Cash Provided By Operating Activities                            1,102                980              1,363
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
    Additions to Properties                                                       (989)            (1,839)            (1,682)
    Short-term Investments                                                          --                  83                (83)
    Proceeds from Sales and Other                                                   (4)               241                467
------------------------------------------------------------------------------------------------------------------------------
            Net Cash Used In Investing Activities                                 (993)            (1,515)            (1,298)
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from Long-term Debt                                                   632                410                213
    Reduction in Long-term Debt                                                   (528)               (15)              (115)
    Dividends Paid                                                                (127)               (97)               (74)
    Common Stock Purchases                                                          (9)               (15)               (58)
    Common Stock Issuances                                                           7                114                  3
    Other                                                                            5                (14)                32
------------------------------------------------------------------------------------------------------------------------------
            Net Cash Provided By (Used In) Financing Activities                    (20)               383                  1
------------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                        --                 --                   9
------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                    89               (152)                75
CASH AND CASH EQUIVALENTS
    Beginning of Year                                                               --                 152                 77
------------------------------------------------------------------------------------------------------------------------------
    End of Year                                                               $     89            $   --             $   152
==============================================================================================================================


See accompanying Notes to Consolidated Financial Statements.

BURLINGTON RESOURCES INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                         Deferred       Accumulated
                                                                       Compensation --      Other        Cost of
                                       Common    Paid-in   Retained     Restricted     Comprehensive    Treasury      Stockholders'
                                        Stock    Capital   Earnings       Stock              Loss         Stock           Equity
(In Millions, Except Share Data)
====================================================================================================================================
Balance, December 31, 1996               $ 2     $ 3,741      $595         $ --             $ (29)      $ (989)          $3,320
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive Income
      Net Income                                               352                                                          352
      Foreign Currency Translation                                                            (22)                          (22)
------------------------------------------------------------------------------------------------------------------------------------
   Comprehensive Income                                                                                                     330
------------------------------------------------------------------------------------------------------------------------------------
Cash Dividends ($.39 per Share)                                (82)                                                         (82)
Common Stock Purchases
      (1,312,500 Shares)                                                                                   (58)             (58)
Common Stock Issuances                                 3                                                                      3
Stock Option Activity and Other                       28                                                     9               37
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                 2       3,772       865           --               (51)      (1,038)           3,550
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive Loss
      Net Loss                                                (321)                                                        (321)
      Foreign Currency Translation                                                            (23)                          (23)
------------------------------------------------------------------------------------------------------------------------------------
   Comprehensive Loss                                                                                                      (344)
------------------------------------------------------------------------------------------------------------------------------------
Cash Dividends ($.46 per Share)                                (98)                                                         (98)
Common Stock Purchases
      (435,000 Shares)                                                                                     (15)             (15)
Common Stock Issuances                               188                                                                    188
Stock Option Activity and Other                       (7)                    (2)                            46               37
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                 2       3,953       446           (2)              (74)      (1,007)           3,318
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive Income
      Net Income                                                 1                                                            1
      Foreign Currency Translation                                                             20                            20
------------------------------------------------------------------------------------------------------------------------------------
   Comprehensive Income                                                                                                      21
------------------------------------------------------------------------------------------------------------------------------------
Cash Dividends ($.46 per Share)                               (103)                                                        (103)
Common Stock Purchases
      (250,000 Shares)                                                                                      (9)              (9)
Common Stock Issuances                                 7                                                                      7
Stock Option Activity and Other                        6         1           (1)                             6               12
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999               $ 2     $ 3,966      $345          $(3)            $ (54)     $(1,010)          $3,246
====================================================================================================================================


See accompanying Notes to Consolidated Financial Statements.

[BACKGROUND GRAPHIC]

BURLINGTON RESOURCES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND REPORTING

    The consolidated financial statements include the accounts of Burlington Resources Inc. ("BR") and its majority-owned subsidiaries (the "Company"). All significant intercompany transactions have been eliminated in consolidation. Due to the nature of financial reporting, management makes estimates and assumptions in preparing the consolidated financial statements. Actual results could differ from estimates. The consolidated financial statements include certain reclassifications that were made to conform to current presentation. All operational and financial information contained herein includes the business activities of Poco Petroleums Ltd. ("Poco") for all periods presented.

CASH AND CASH EQUIVALENTS

    All short-term investments purchased with a maturity of three months or less are considered cash equivalents. Cash equivalents are stated at cost, which approximates market value.

SHORT-TERM INVESTMENTS

    Short-term investments consist of highly-liquid debt securities with a maturity of more than three months. The securities are available for sale and are carried at fair value based on quoted market prices. Unrealized gains and losses, net of tax, are included as a component of other comprehensive income. Realized gains and losses are based on specific identification of the securities sold.

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

    Costs of retired, sold or abandoned properties that constitute a part of an amortization base are charged or credited, net of proceeds, to accumulated depreciation, depletion and amortization. Gains or losses from the disposal of other properties are recognized currently. Expenditures for maintenance, repairs and minor renewals necessary to maintain properties in operating condition are expensed as incurred. Major replacements and renewals are capitalized. Estimated dismantlement and abandonment costs for oil and gas properties are capitalized at their estimated net present value and amortized net of salvage value. The Company's abandonment liability was $154 million and $93 million at December 31, 1999 and 1998, respectively.

REVENUE RECOGNITION

    Gas revenues are recorded on the entitlement method. Under the entitlement method, revenue is recorded based on the Company's net interest.

FUNCTIONAL CURRENCY

    The assets, liabilities and operations of BR's Canadian subsidiaries are measured using the Canadian dollar as the functional currency. The foreign exploration and production operations of BR other than in Canada are considered an extension of the Company's domestic operations. The assets, liabilities and operations of these locations are therefore measured using the United States dollar as the functional currency. Foreign currency transaction gains of $9 million in 1999 and losses of $17 million and $11 million in 1998 and 1997, respectively, are included in net income.

    Foreign currency translation adjustments are reported as other comprehensive income.

HEDGING AND RELATED ACTIVITIES

    In order to mitigate the risk of market price fluctuations, the Company utilizes options and swaps to hedge future crude oil and natural gas production. Changes in the market value of these contracts and premiums paid for option contracts are deferred until the gain or loss is recognized on the hedged commodity. If the contract is not a hedge, changes in market value are recorded currently. To qualify as a hedge, these transactions must be designated as a hedge and changes in their fair value must correlate with changes in the price of anticipated future production such that the Company's exposure to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the effects of commodity price changes is reduced. These hedging instruments are measured for effectiveness on an enterprise basis both at the inception of the contract and on an ongoing basis. If these instruments are terminated prior to maturity, resulting gains or losses continue to be deferred until the hedged item is recognized in income.

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

EARNINGS PER COMMON SHARE

    Basic earnings per common share ("EPS") is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. The weighted average number of common shares outstanding for computing basic EPS was 216 million, 211 million and 209 million for the years ended December 31, 1999, 1998 and 1997, respectively. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The weighted average number of common shares outstanding for computing diluted EPS, including dilutive stock options, was 217 million, 211 million and 211 million for the years ended December 31, 1999, 1998 and 1997, respectively. For the years ended December 31, 1999, 1998 and 1997, approximately 4 million, 4 million and 700 thousand shares, respectively, attributable to the exercise of outstanding options were excluded from the calculation of diluted EPS because the effect was antidilutive. No adjustments were made to reported net income in the computation of EPS.

2. BUSINESS COMBINATIONS

POCO

    On August 16, 1999, the Company entered into a definitive agreement to acquire Poco Petroleums Ltd. ("Poco"), a corporation existing under the laws of the Province of Alberta, Canada (the "Acquisition"). The Acquisition was consummated on November 18, 1999.

    Under the terms of the Acquisition, Poco shareholders received .25 BR common equivalent shares ("exchangeable shares"), totaling 38,393,135 BR shares, for each Poco share held. The exchangeable shares are Canadian securities, which began trading on the Toronto Stock Exchange on November 23, 1999 under the symbol BRX. These shares have the same voting rights, dividend entitlements and other attributes as shares of BR Common Stock and are exchangeable, at each shareholder's option, for BR Common Stock on a one for one basis. The Acquisition was accounted for as a pooling of interests.

    During the fourth quarter of 1999, the Company recorded a pretax charge of $37 million ($26 million after tax) for direct costs associated with the Acquisition. These costs consist of $10 million for severance related to certain executives, and $27 million for direct transaction costs. Approximately $25 million of severance and direct transaction costs remained unpaid as of December 31, 1999.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    The historical consolidated financial statements of Poco were prepared in Canadian dollars. The historical financial information of Poco presented here has been converted to U.S. dollars. The historical consolidated financial statements of Poco were prepared under Canadian GAAP using the full cost method of accounting for oil and gas properties. Conforming adjustments consist primarily of conversion of Poco financial information to the successful efforts method of accounting for oil and gas properties. The separate results of operations of BR and Poco are as follow.

                                                         (Unaudited)
                                                      Nine Months Ended
                                                         September 30,                 Year Ended December 31,
(In Millions)                                                1999                    1998                    1997
---------------------------------------------------------------------------------------------------------------------
Revenues
    BR                                                      $ 1,162                $  1,637                $  2,000
    Poco                                                        276                     372                     375
---------------------------------------------------------------------------------------------------------------------
    Combined                                                $ 1,438                $  2,009                $  2,375
=====================================================================================================================
Net Income (Loss)
    BR                                                      $    47                $     86                $    319
    Poco                                                         16                      34                      53
    Conforming adjustments                                       22                    (441)                    (20)
---------------------------------------------------------------------------------------------------------------------
    Combined                                                $    85                $   (321)               $    352
=====================================================================================================================
Stockholders' Equity
    BR                                                      $ 3,008                $  3,018                $  3,016
    Poco                                                        839                     780                     592
    Conforming adjustments                                     (483)                   (480)                    (58)
---------------------------------------------------------------------------------------------------------------------
    Combined                                                $ 3,364                $  3,318                $  3,550
=====================================================================================================================

THE LOUISIANA LAND AND EXPLORATION COMPANY

    On July 17, 1997, BR and The Louisiana Land and Exploration Company ("LL&E") announced that they had entered into an Agreement and Plan of Merger (the "Merger"). On October 22, 1997, the Merger was completed and LL&E became a wholly-owned subsidiary of the Company. Pursuant to the Merger, BR issued 52,795,635 shares of its Common Stock based on an exchange ratio of 1.525 for each outstanding share of LL&E stock. The Merger was accounted for as a pooling of interests and qualified as a tax-free reorganization.

[BACKGROUND GRAPHIC]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. INCOME TAXES

    The jurisdictional components of income (loss) before income taxes follow.

                           Year Ended December 31,
------------------------------------------------------
(In Millions)           1999        1998         1997
------------------------------------------------------
Domestic               $ (30)      $  139        $ 369
Foreign                   53         (737)         101
------------------------------------------------------
Total                  $  23       $ (598)       $ 470
======================================================

    The provision for income taxes follows.



                             Year Ended December 31,
--------------------------------------------------------
(In Millions)            1999         1998         1997
--------------------------------------------------------
Current
    Federal            $    4       $   10       $   44
    State                  --            5            2
Foreign                     5            3           14
--------------------------------------------------------
                            9           18           60
--------------------------------------------------------
Deferred
    Federal               (20)           8           30
    State                   5            1           11
    Foreign                28         (304)          17
--------------------------------------------------------
                           13         (295)          58
--------------------------------------------------------
        Total          $   22       $ (277)      $  118
========================================================


    Reconciliation of the federal statutory income tax rate to the effective income tax rate follows.

                              Year Ended December 31,
-------------------------------------------------------
                             1999      1998      1997
-------------------------------------------------------
U.S. statutory rate          35.0%      35.0%     35.0%
State income taxes           13.7        4.1       2.1
Taxes on foreign income
    in excess of U.S.
    statutory rate           36.0       37.6       4.1
Tax credits                  (8.6)     (33.4)    (18.5)
Merger costs                 17.2      --          4.6
Other                         2.1        3.0      (2.2)
-------------------------------------------------------
        Effective rate       95.4%      46.3%     25.1%
=======================================================

    Deferred income tax liabilities (assets) follow.


                                           December 31,
---------------------------------------------------------
(In Millions)                            1999       1998
---------------------------------------------------------
Deferred income tax liabilities
    Excess of book over tax
       basis of properties            $   488    $   453
---------------------------------------------------------
Deferred income tax assets
    AMT credit carryforward              (302)      (308)
    Deferred foreign tax credits          (75)       (71)
    Net operating loss
        carryforward                      (37)        (3)
    Foreign tax credit carryforward        (2)        (2)
    Financial accruals and other          (36)       (44)
---------------------------------------------------------
                                         (452)      (428)
---------------------------------------------------------
Less valuation allowance                   37         35
---------------------------------------------------------
                                      $    73    $    60
=========================================================
Net Canadian deferred income
   tax asset                          $   (32)   $   (61)
---------------------------------------------------------
Net deferred income tax liability     $   105    $   121
=========================================================

    The above net deferred income tax liabilities, as of December 31, 1999 and 1998, include deferred state income tax liabilities of approximately $21 million and $15 million, respectively. The net deferred income tax liabilities also include foreign tax liabilities of approximately $56 million and $55 million as of December 31, 1999 and 1998, respectively.

    The Alternative Minimum Tax ("AMT") credit carryforward, related primarily to nonconventional fuel tax credits, is available to offset future federal income tax liabilities. The AMT credit carryforward has no expiration date. The benefit of these tax credits is recognized in net income for accounting purposes and is reflected in the current tax provision to the extent the Company is able to utilize the credits for tax return purposes.

    The foreign tax credit carryforward is available to offset future federal income taxes and will expire between 2001 and 2004 if not used. The federal income tax net operating loss carryforward as of December 31, 1999 is available through the year 2019 to offset expected future taxable income.

    A valuation allowance is provided for uncertainties surrounding the realization of certain non-Canadian deferred foreign tax credits. The Company expects to realize the deferred income tax assets through future Canadian taxable income. No deferred U.S. income tax liability has been recognized on the undistributed earnings of foreign subsidiaries that have been retained for reinvestment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. COMMODITY HEDGING AND RELATED ACTIVITIES

NATURAL GAS SWAPS

    The Company enters into gas swap agreements to fix the price of anticipated future natural gas production. As of December 31, 1999, the Company had the following volumes hedged.

                Total Hedged                                    Deferred
 Production        Volume                    Hedge/Strike      Gain/(Loss)
   Period         (MMBTU)                       Price         (In Millions)
----------------------------------------------------------------------------
    2000        164,065,000                    $2.43          $    2
    2001         91,345,000                     2.35             (15)
    2002          2,530,000                    $2.57$         $   --

    The Company also enters into swap agreements that, when matched against fixed price gas sales, convert our production back to a market sensitive position. These arrangements are recorded as a revision to gas price in the period the production is sold. As of December 31, 1999, the unrealized loss on these positions was approximately $4 million.

NATURAL GAS OPTIONS
    The Company purchases call option agreements that allow the Company to participate in market price increases that exceed hedge prices established when the Company enters into a swap. Approximately 15 percent of the 164,065,000 MMBTU of year 2000 hedged natural gas production was matched with call options that strike at an average price of $2.76 per MMBTU. The deferred loss on call option agreements as of December 31, 1999 was approximately $1 million. The Company also enters into producer collars to establish a floor and ceiling price on anticipated future natural gas production. As of December 31, 1999, the Company had 5.5 million MMBTU of year 2000 natural gas production hedged at a floor price of $2.70 per MMBTU. Approximately 67 percent of that 5.5 million MMBTU of collar floor volumes had a ceiling of $3.30 per MMBTU. The deferred gain on these producer collar positions as of December 31, 1999 was approximately $2 million.

NATURAL GAS BASIS SWAPS
    The Company enters into natural gas basis swap agreements to fix a component of the sales price of anticipated future natural gas production. This component is expressed as the differential between CIG Rockies and Henry Hub. These transactions are accounted for as hedges of the Company's underlying production. As of December 31, 1999, the Company had 10.1 million MMBTU of year 2000 natural gas production hedged at a fixed differential of approximately ($.28) per MMBTU. There was no deferred gain or loss on these transactions.

CRUDE OIL SWAPS
    The Company enters into crude oil swap agreements to fix the price of anticipated future crude oil production. As of December 31, 1999, the Company had the following volumes hedged.

                 Total Hedged                          Deferred
   Production      Volume          Hedge/Strike       Gain/(Loss)
     Period        (Bbls)             Price          (In Millions)
--------------------------------------------------------------------
     2000        16,535,500          $20.33          $(30)
     2001         3,365,000          $19.57          $  1


CRUDE OIL OPTIONS
    The Company purchases call option agreements that allow the Company to participate in market price increases that exceed hedge prices established when the Company enters into a swap. Approximately 66 percent of the 16,535,500 Bbl of year 2000 hedged crude oil production was matched with call options that strike at an average price of $20.28 per Bbl. All of the year 2001 hedged crude oil production was matched with call options that strike at an average price of $19.57 per Bbl. The deferred gain on these transactions as of December 31, 1999 was $32 million. The Company had an additional 7,585,000 Bbl of year 2001 purchased call options agreements and 180,000 Bbl of year 2002 purchased call option agreements that had not been matched with crude oil swaps that strike at an average price of $19.79 per Bbl and $19.89 per Bbl, respectively. The $12 million unrealized gain on unmatched call option agreements had been recognized in income. Unmatched options are marked to market until matched with swap agreements.

    Due to a change in oil and gas prices, the deferred loss on all positions as of February 22, 2000 was a loss of $78 million.

[BACKGROUND GRAPHIC]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. LONG-TERM DEBT

    Long-term debt follows.

                                          December 31,
---------------------------------------------------------
(In Millions)                          1999         1998
---------------------------------------------------------
Commercial Paper                    $   267      $   320
Credit Facility Notes                   332          151
Capitalized Lease Obligations            56           50
Notes 7.15%, due 1999                   --           300
Notes 6 7/8%, due 1999                  --           150
Notes, 9 5/8%, due 2000                 150          150
Notes, 8 1/2%, due 2001                 150          150
Notes, 8.54%, due 2001                   40           60
Notes, 6.20%, due 2001                   34           33
Notes, 8 1/4%, due 2002                 100          100
Notes, 6.40%, due 2003                   69           47
Notes, 7.12%, due 2005                   47           50
Notes, 6.60%, due 2007                  103           98
Notes, 6.91%, due 2008                   50           50
Debentures, 9 7/8%, due 2010            150          150
Notes, 7.00%, due 2011                   75           75
Debentures, 7 5/8%, due 2013            100          100
Debentures, 9 1/8%, due 2021            150          150
Debentures, 7.65%, due 2023             200          200
Debentures, 8.20%, due 2025             150          150
Debentures, 6 7/8%, due 2026            150          150
Debentures, 7 3/8%, due 2029            450          --
Other, including discounts -- net        (3)         --
---------------------------------------------------------
                                      2,820        2,684
Less current maturities                  51          --
---------------------------------------------------------
Total long-term debt                $ 2,769      $ 2,684
---------------------------------------------------------

    The Company has debt maturities of $961 million, $185 million, $101 million, $123 million, $0 million and $1,453 million due in 2000, 2001, 2002, 2003, 2004 and thereafter, respectively. The Company's commercial paper borrowings at December 31, 1999 and 1998 had average interest rates of 7 percent and 6 percent, respectively. The credit facility notes bear interest at rates between 5 and 6 percent. The capitalized lease obligations have an imputed interest rate of 6 percent and expire in 2003.

    The Company has unused credit commitments in the form of revolving facilities ("revolvers") as of December 31, 1999. These revolvers are available to cover debt due within one year, therefore, commercial paper, credit facility notes and a portion of fixed-rate debt due within one year are classified as long-term debt. During 1999, due to debt covenant violations, the Company obtained waivers related to certain of its Canadian debt. In addition, the Company has the capacity to issue $1 billion of securities under a shelf registration statement filed with the Securities and Exchange Commission. The revolvers are comprised of agreements for $600 million, $400 million, $310 million, $121 million and $52 million. The $600 million revolver expires in February 2003. The other revolvers expire in March 2000, unless renewed by mutual consent, with the exception of the $52 million revolver which is cancellable by the creditor upon demand. Balances outstanding on the $310 million revolver automatically become five year amortizing notes at expiration of the agreement.

    At the Company's option, interest on borrowings under the $600 million and $400 million revolvers is based on the prime rate or Eurodollar rates. The other revolvers bear interest at rates based on prime, Eurodollar rates or bankers' acceptances in Canada, also at the Company's option. Under the covenants of the revolvers, Company debt cannot exceed 60 percent of capitalization (as defined in the agreements). Also, the Company's Canadian subsidiary must limit the ratio of debt net of working capital to pre-tax funds from operations to 3 3/4 to 1 and maintain tangible net worth in excess of a specified amount.

    Outstanding borrowings of $103 million and $93 million as of December 31, 1999 and 1998, respectively, on Company-owned life insurance policies were reported as a reduction to the cash surrender value.

6. TRANSPORTATION ARRANGEMENTS WITH EL PASO NATURAL GAS COMPANY

    In 1999, 1998 and 1997, approximately 27 percent, 29 percent and 33 percent, respectively, of the Company's gas production was transported to direct sale customers through El Paso Natural Gas Company's ("EPNG") pipeline systems. These transportation arrangements are pursuant to EPNG's approved Federal Energy Regulatory Commission tariffs applicable to all shippers. The Company expects to continue to transport a substantial portion of its future gas production through EPNG's pipeline system. See Note 9 for demand charges paid to EPNG which provide the Company with firm and interruptible transportation capacity rights on interstate and intrastate pipeline systems.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. CAPITAL STOCK

STOCK OPTIONS

    The Company's 1993 Stock Incentive Plan (the "1993 Plan") succeeds its 1988 Stock Option Plan which expired by its terms in May 1993 but remains in effect for options granted prior to May 1993. The 1993 Plan provides for the grant of stock options, restricted stock, stock purchase rights and stock appreciation rights or limited stock appreciation rights (together "SARs"). The Company issued 110,250, 24,625 and 76,078 shares of restricted stock in 1999, 1998 and 1997, respectively.

    Under the 1993 Plan, options may be granted to officers and key employees at fair market value on the date of grant, exercisable in whole or part by the optionee after completion of at least one year of continuous employment from the grant date and have a term of ten years. At December 31, 1999, 5,516,459 shares were available for grant under the 1993 Plan.

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

                                                                         Weighted Average
                                                      Options             Exercise Price
------------------------------------------------------------------------------------------
Balance, December 31, 1996                          9,140,307                 $34.78
     Granted                                        2,976,177                  39.27
     Exercised                                     (1,283,326)                 24.82
     Cancelled                                       (344,823)                 41.00
------------------------------------------------------------------------------------------
Balance, December 31, 1997                         10,488,335                  36.98
     Granted                                        1,125,050                  36.77
     Exercised                                     (1,578,818)                 24.42
     Cancelled                                       (889,485)                 44.69
------------------------------------------------------------------------------------------
Balance, December 31, 1998                          9,145,082                  37.84
     Granted                                          822,880                  33.35
     Exercised                                       (424,089)                 30.50
     Cancelled                                       (645,075)                 38.32
------------------------------------------------------------------------------------------
Balance, December 31, 1999                          8,898,798                 $37.80
------------------------------------------------------------------------------------------

    The following table summarizes information related to stock options outstanding and exercisable at December 31, 1999.

                                                                Weighted Average
      Options            Range of           Weighted Average       Remaining           Options          Weighted Average
    Outstanding       Exercise Prices        Exercise Price     Contractual Life      Exercisable        Exercise Price
------------------------------------------------------------------------------------------------------------------------
     4,730,438          $19.51-35.38            $30.43                4.2              4,245,838             $29.87
     4,168,360           35.43-52.03             46.16                6.7              3,392,526              45.88
------------------------------------------------------------------------------------------------------------------------
     8,898,798          $19.51-52.03            $37.80                5.3              7,638,364             $36.98
------------------------------------------------------------------------------------------------------------------------

    Exercisable stock options and weighted average exercise prices at December 31, 1998 and 1997 follow.

                                 Options              Weighted Average
                               Exercisable            Exercise Price
----------------------------------------------------------------------
December 31, 1998               5,255,473               $37.22
December 31, 1997               4,681,281               $32.41

[BACKGROUND GRAPHIC]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    The weighted average fair values of options granted during the years 1999, 1998 and 1997 were $11.13, $16.54 and $12.27, respectively. The fair values of employee stock options were calculated using a variation of the Black-Scholes stock option valuation model with the following weighted average assumptions for grants in 1999, 1998 and 1997: stock price volatility of 27 percent, 25 percent and 20 percent, respectively; risk free rate of return ranging from 5 percent to 6 percent; dividend yield of .88 percent, .33 percent and .81 percent, respectively; and an expected term of between 4 and 6 years. If the fair value based method of accounting had been applied, the Company's net income and EPS would have been reduced to the pro forma amounts indicated below. The fair value of stock options included in the pro forma amounts is not necessarily indicative of future effects on net income and EPS.

                                              Year Ended December 31,
----------------------------------------------------------------------
(In Millions, Except per Share Amounts)     1999        1998      1997
----------------------------------------------------------------------
Net income (loss) -- as reported           $    1     $ (321)    $ 352
Net income (loss) -- pro forma                (30)      (340)      339
Basic EPS -- as reported                      .01      (1.52)     1.69
Basic EPS -- pro forma                       (.14)     (1.61)     1.62
Diluted EPS -- as reported                    --       (1.52)     1.67
Diluted EPS -- pro forma                   $ (.14)    $(1.61)    $1.61

STOCK APPRECIATION RIGHTS

    The Company has granted SARs in connection with certain outstanding options under the 1988 Stock Option Plan. SARs are subject to the same terms and conditions as the related options. A SAR entitles an option holder, in lieu of exercise of an option, to receive a cash payment equal to the difference between the option price and the fair market value of the Company's Common Stock based upon the plan provisions. To the extent the SAR is exercised, the related option is cancelled and to the extent the option is exercised, the related SAR is cancelled. The outstanding SARs are exercisable only under certain circumstances related to significant changes in the ownership of the Company or its holdings, or certain changes in the constitution of its Board of Directors. At December 31, 1999, there were 46,890 SARs outstanding related to stock options with a weighted average exercise price of $34.68 per share. In January 2000, all outstanding SARs expired.

PREFERRED STOCK AND PREFERRED STOCK PURCHASE RIGHTS

    The Company is authorized to issue 75,000,000 shares of preferred stock, par value $.01 per share. As of December 31, 1999, one share of preferred stock was issued and designated as Special Voting Stock in connection with the Poco acquisition. On December 9, 1998, the Company's Board of Directors designated 3,250,000 of the authorized preferred shares as Series A Junior Participating Preferred Stock. Upon issuance, each one-hundredth of a share of Series A Junior Participating Preferred Stock will have dividend and voting rights approximately equal to those of one share of Common Stock of the Company. In addition, on December 9, 1998, the Board of Directors declared a dividend distribution of one Right for each outstanding share of Common Stock of the Company to shareholders of record on December 16, 1998. The Rights become exercisable if, without the Company's prior consent, a person or group acquires securities having 15 percent or more of the voting power of all of the Company's voting securities (an "Acquiring Person") or ten days following the announcement of a tender offer which would result in such ownership. Each Right, when exercisable, entitles the registered holder to purchase from the Company one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $200 per one hundredth of a share, subject to adjustment. If, after the Rights become exercisable, the Company were to be involved in a merger or other business combination in which its Common Stock was exchanged or changed or 50 percent or more of the Company's assets or earning power were sold, each Right would permit the holder to purchase, for the exercise price, stock of the acquiring company having a value of twice the exercise price. In addition, except for certain permitted offers, if any person or group becomes an Acquiring Person, each Right would permit the purchase, for the exercise price, of Common Stock of the Company having a value of twice the exercise price. Rights owned by an Acquiring Person are void. The Rights may be redeemed by the Company under certain circumstances until their expiration date for $.01 per Right.

    On November 8, 1999 (effective November 18, 1999), the Company's Board of Directors designated one of the authorized preferred shares as Special Voting Stock. The Special Voting Stock is entitled to a number of votes equal to the number of outstanding Exchangeable Shares of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Burlington Resources Canada Inc. (other than Exchangeable Shares held by the Company), on all matters presented to the stockholders of the Company. Upon the liquidation, dissolution or winding up of the Company, the holder of the Special Voting Stock shall be entitled, prior and in preference to any distribution to the holders of Common Stock and after the distribution to the holders of any class or series of Preferred Stock ranking senior to the Special Voting Stock of all amounts to which such holders are entitled, to receive the sum of $.01. Except as aforesaid, no dividends or distributions shall be payable to the holder of the Special Voting Stock. The Special Voting Stock is not convertible into any other class or series of the capital stock or to cash, property or other rights, and may not be redeemed. If the Special Voting Stock shall be purchased or otherwise acquired by the Company, it shall be deemed retired and shall be cancelled and may not thereafter be reissued or otherwise disposed of by the Company. As long as any Exchangeable Shares of Burlington Resources Canada Inc. are outstanding, the number of shares comprising the Special Voting Stock shall not be increased or decreased and no other term of the Special Voting Stock shall be amended, except upon the unanimous approval of all shares of Common Stock. On November 18, 1999, the one share of Special Voting Stock was issued to CIBC Mellon Trust Company, as trustee pursuant to the Voting and Exchange Trust Agreement among the Company, Burlington Resources Canada Inc. and CIBC Mellon Trust Company, for the benefit of the holders of the Exchangeable Shares of Burlington Resources Canada Inc.

8. RETIREMENT BENEFITS

    The Company's pension plans are non-contributory defined benefit plans covering all United States' employees. The benefits are based on years of credited service and final average compensation. Contributions to the tax qualified plans are limited to amounts that are currently deductible for tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

    The following tables set forth the amounts recognized in the Consolidated Balance Sheet and Statement of Income.

                                                                     Pension Benefits            Postretirement Benefits
-------------------------------------------------------------------------------------------------------------------------
                                                                                  Year Ended December 31,
-------------------------------------------------------------------------------------------------------------------------
(In Millions)                                                      1999             1998            1999          1998
-------------------------------------------------------------------------------------------------------------------------
Change in benefit obligation
    Benefit obligation at beginning of year                    $    182         $    178         $    32       $    33
    Service cost                                                     10                9             --           --
    Interest cost                                                    12               12               2             2
    Amendments                                                      --                 2              (4)            1
    Actuarial loss (gain)                                           (15)               8              (3)           (2)
    Benefits paid                                                   (28)             (27)             (3)           (2)
-------------------------------------------------------------------------------------------------------------------------
    Benefit obligation at end of year                               161              182              24            32
-------------------------------------------------------------------------------------------------------------------------
Change in plan assets
    Fair value of plan assets at beginning of year                  172              161             --           --
    Actual return on plan assets                                     22               30             --            --
    Employer contribution                                             5                8               3             2
    Benefits paid                                                   (28)             (27)             (3)           (2)
-------------------------------------------------------------------------------------------------------------------------
    Fair value of plan assets at end of year                        171              172             --            --
-------------------------------------------------------------------------------------------------------------------------
Funded status                                                        10              (10)            (24)          (32)
Unrecognized net actuarial gain (loss)                              (11)              16              (1)            1
Unrecognized net transition obligation                                1                1             --            --
Unrecognized prior service cost                                       1                2              (3)            2
-------------------------------------------------------------------------------------------------------------------------
Net prepaid (accrued) benefit cost                             $      1         $      9         $   (28)      $   (29)
=========================================================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                   Pension Benefits            Postretirement Benefits
-------------------------------------------------------------------------------------------------------------------------
                                                                                Year Ended December 31,
-------------------------------------------------------------------------------------------------------------------------
(In Millions)                                                1999       1998       1997       1999       1998       1997
-------------------------------------------------------------------------------------------------------------------------
Benefit cost for the plans includes the following components
    Service cost                                             $ 10       $  9       $  9       $ --       $ --       $  1
    Interest cost                                              12         12         12          2          2          3
    Expected return on plan assets                            (14)       (13)       (12)       --         --         --
    Amortization of prior service cost                        --         --           1        --         --         --
    Recognized net actuarial loss (gain)                        1          2          1        --          (1)       --
-------------------------------------------------------------------------------------------------------------------------
    Net benefit cost                                         $  9       $ 10       $ 11       $  2       $  1       $  4
=========================================================================================================================

                                                                   Pension Benefits            Postretirement Benefits
-------------------------------------------------------------------------------------------------------------------------
                                                                                Year Ended December 31,
-------------------------------------------------------------------------------------------------------------------------
                                                             1999       1998       1997       1999       1998       1997
-------------------------------------------------------------------------------------------------------------------------
Weighted average assumptions
    Discount rate                                            7.75%      6.75%      7.25%      7.75%      6.75%      7.25%
    Expected return on plan assets                           9.00%      9.00%      9.00%        --         --         --
    Rate of compensation increase                            5.00%      5.00%      5.00%        --         --         --


    The Company provides postretirement medical, dental and life insurance benefits for a closed group of retirees and their dependents. The Company also provides limited retiree life insurance benefits to employees who retire under the pension plan. The postretirement benefit plans are unfunded and the Company funds claims on a cash basis.

    During 1998, the Company recognized a settlement expense of approximately $800 thousand related to the employee reduction associated with the Merger in the fourth quarter of 1997.

    A 5 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate is assumed to decrease gradually to 4 percent for 2003 and remain at that level thereafter. Assumed health care cost trends have a significant effect on the amounts reported for the postretirement medical and dental care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects.


                                                 1-Percentage      1-Percentage
(In Thousands)                                  Point Increase    Point Decrease
--------------------------------------------------------------------------------
Effect on total service and interest cost         $    167         $    (145)
Effect on postretirement benefit obligation       $  1,807         $  (1,578)

[BACKGROUND GRAPHICS]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. COMMITMENTS AND CONTINGENT LIABILITIES

DEMAND CHARGES
    The Company has entered into contracts which provide firm transportation capacity rights on interstate and intrastate pipeline systems. The remaining terms on these contracts range from 1 to 23 years and require the Company to pay transportation demand charges regardless of the amount of pipeline capacity utilized by the Company. The Company paid $122 million, $109 million and $89 million of demand charges of which $36 million, $44 million and $34 million was paid to EPNG for the years ended December 31, 1999, 1998 and 1997, respectively.

    Future transportation demand charge commitments at December 31, 1999 follow.

(In Millions)                              Year Ended December 31,
------------------------------------------------------------------
2000                                            $   101
2001                                                 99
2002                                                 94
2003                                                 90
2004                                                 89
Thereafter                                          346
------------------------------------------------------------------
    Total                                       $   819
==================================================================

LEASE OBLIGATIONS
    The Company has operating leases for office space and other property and equipment. The Company incurred lease rental expense of $24 million, $19 million and $20 million for the years ended December 31, 1999, 1998 and 1997, respectively.

    Future minimum annual rental commitments at December 31, 1999 follow.

(In Millions)                              Year Ended December 31,
------------------------------------------------------------------
2000                                            $    23
2001                                                 21
2002                                                 20
2003                                                 20
2004                                                 19
Thereafter                                           82
------------------------------------------------------------------
    Total                                       $   185
==================================================================

 DRILLING RIG COMMITMENTS

    During 1998, the Company entered into agreements to lease or participate in the use of various drilling rigs. The exposure with respect to these commitments ranges from $142 million to $270 million depending on partner participation. These agreements extend through the year 2004.

LEGAL PROCEEDINGS

    The Company is involved in several proceedings challenging the payment of royalties for its crude oil and natural gas production.

    On November 20, 1997, the Company and numerous other defendants entered into a settlement agreement in a lawsuit styled as The McMahon Foundation, et al. v. Amerada Hess Corporation, et al. This lawsuit is a proposed class action consisting of both working interest owners and royalty owners against numerous defendants, all of which are oil companies and/or purchasers of oil from oil companies, including Burlington Resources Oil & Gas Company, formerly known as Meridian Oil Inc. ("BROG") and LL&E. The plaintiffs allege that the defendants conspired to fix, depress, stabilize and maintain at artificially low levels the prices paid for oil by, among other things, setting their posted prices at arbitrary levels below competitive market prices. Cases involving similar allegations have been filed in federal courts in other states. On January 14, 1998, the United States Judicial Panel on Multidistrict Litigation issued an order consolidating these cases and transferring the McMahon case to the United States District Court for the Southern District of Texas in Corpus Christi (In Re Lease Oil Antitrust Litigation, MDL No. 1206). The Company and other defendants have entered into a Settlement Agreement which received preliminary approval by the Court on October 28, 1998. Following an evidentiary hearing, the Court issued a final order dated September 10, 1999 finding that class certification was appropriate and that the Settlement Agreement was fair, adequate and reasonable. The Court further ordered the dismissal of all claims against the Company and other designated defendants. Several appeals have been filed and are pending.

    The Company is also involved in several governmental proceedings relating to the payment of royalties. Various administrative proceedings are pending before the Minerals Management Service ("MMS") of the United States Department of the Interior with respect to the proper valuation of oil and gas produced on federal and Indian lands for purposes of paying royalties on production sold

[BACKGROUND GRAPHICS]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

by BROG to its affiliate, Burlington Resources Trading Inc. ("BRTI"), or gathered by its affiliate, Burlington Resources Gathering, Inc. In general, these proceedings stem from regular MMS audits of the Company's royalty payments over various periods of time and involve the interpretation of the relevant federal regulations.

    In late February 1998, the Company and numerous other oil and gas companies received a complaint filed in the United States District Court for the Eastern District of Texas in Lufkin in a lawsuit styled as United States of America ex rel J. Benjamin Johnson, Jr., et al. v. Shell Oil Company, et al. alleging violations of the civil False Claims Act. The United States has intervened in this lawsuit as to some of the defendants, including the Company, and has filed a separate complaint. This suit alleges that the Company underpaid royalties for crude oil produced on federal and Indian lands through the use of below-market posted prices in the sale of oil from BROG to BRTI. The suit alleges that royalties paid by BROG based on these posted prices were lower than the royalties allegedly required to be paid under federal regulations, and that the forms filed by BROG with the MMS reporting the royalties paid were false, thereby violating the civil False Claims Act.

    The Company and others have also received document subpoenas and other inquiries from the Department of Justice relating to the payment of royalties to the federal government for natural gas production. These requests and inquiries have been made in the context of one or more other False Claims Act cases brought by individuals which remain under seal and are now being investigated by the Civil Division of the Department of Justice. The Company has responded and continues to respond to these requests and inquiries, but the Company does not know what action, if any, the Department of Justice will take with regard to these other cases. If the government chooses not to intervene and pursue these cases, the individuals who initially brought these cases are free to pursue them in return for a share, if any, of any final settlement or judgment. In addition, the Company has been advised that it is a target of a criminal investigation by the United States Attorney for the District of Wyoming into the alleged underpayment of oil and gas royalties. The United States Attorney for the District of Wyoming has also inquired into certain historical oil and gas accounting and financial reporting practices of the Company. The Company has responded to numerous grand jury document subpoenas in connection with the investigation and is otherwise cooperating with the investigation. Management cannot predict when the investigation will be completed or its ultimate outcome.

    In April 1999, the court unsealed and the Company was served with the petition in the False Claims Act lawsuits styled United States of America ex rel. Jack J. Grynberg v. Burlington Resources Oil & Gas Company, et al. and United States of America ex rel. Jack J. Grynberg v. The Louisiana Land and Exploration Company, et al., filed in the United States District Court of the District of Wyoming (the "Grynberg lawsuits"). In both cases the United States Department of Justice declined to intervene following its investigation, resulting in these claims being pursued by Grynberg individually. Grynberg has filed seventy similar suits against more than three hundred defendants. On October 20, 1999, the Judicial Panel on Multidistrict Litigation consolidated sixty-six of the Grynberg False Claims Act lawsuits, including the referenced suits against the Company, and transferred all cases to the United States District Court for the District of Wyoming. The Grynberg lawsuits generally allege that the Company and other defendants improperly measured and otherwise undervalued natural gas in connection with the payment of royalties on production from federal and Indian lands. Motions to Dismiss have been filed by the Company and numerous other defendants and are pending before the Court.

    Based on the Company's present understanding of the various governmental and False Claims Act proceedings described above, the Company believes that it has substantial defenses to these claims and intends to vigorously assert such defenses. However, in the event that the Company is found to have violated the civil False Claims Act or is indicted or convicted on criminal charges, the Company could be subject to a variety of sanctions, including treble damages, substantial monetary fines, civil and/or criminal penalties and a temporary suspension from entering into future federal mineral leases and other federal contracts for a defined period of time. While the ultimate outcome and impact on the Company cannot be predicted with certainty, management believes that the resolution of these proceedings will not have a material adverse effect on the consolidated financial position of the Company, although results of operations and cash flow could be significantly impacted in the reporting periods in which such matters are resolved.

    In addition to the foregoing, the Company and its subsidiaries are named defendants in numerous other lawsuits and named parties in numerous governmental and other

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

proceedings arising in the ordinary course of business. While the outcome of these other lawsuits and proceedings cannot be predicted with certainty, management believes these matters, other than the above-described proceedings, will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

10. SUPPLEMENTAL CASH FLOW INFORMATION

    The following is additional information concerning supplemental disclosures of cash payments.

                                 Year Ended December 31,
--------------------------------------------------------
(In Millions)                    1999      1998     1997
--------------------------------------------------------
Interest paid                  $  206    $  192    $ 177
Income taxes paid -- net           13        26       60

    The following is additional information concerning supplemental disclosure of non-cash investing and financing activities.

                                 Year Ended December 31,
--------------------------------------------------------
(In Millions)                    1999      1998     1997
--------------------------------------------------------
Issuance of Common Stock
    in exchange for oil
    and gas properties           --     $   74       --
Capitalized lease obligations    --         53       --

11.  IMPAIRMENT OF OIL AND GAS PROPERTIES

     The Company evaluates the impairment of its oil and gas properties on a field-by-field basis whenever events or changes in circumstances indicate an asset's carrying amount may not be recoverable. Unamortized capital costs are reduced to fair value if the sum of the expected undiscounted future cash flows is less than the assets' net book value. Cash flows are determined based upon proved reserves using prices and costs consistent with those used for internal decision making.

     In the fourth quarter of 1999, the Company determined there would be performance related downward reserve adjustments associated with certain properties located on the Gulf of Mexico shelf and in the Permian Basin. As a result, the Company recognized a pretax impairment charge of $225 million ($140 million after tax) related to those properties.

     In the fourth quarter of 1998, the market experienced a weakness in commodity prices. The Company subjected all properties to impairment testing and subsequently recognized a pretax impairment charge related to certain Canadian properties of $706 million ($390 million after tax).

12. DIVESTITURE PROGRAM AND REORGANIZATION

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


[BACKGROUND GRAPHICS]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. SEGMENT AND GEOGRAPHIC INFORMATION

    The Company's reportable segments are North America and International. Both segments are engaged principally in the exploration, development, production and marketing of oil and gas. The North America segment is responsible for the Company's operations in the USA and Canada and the International segment is responsible for all operations outside that geographical region. The accounting policies for the segments are the same as those described in Note 1 to the consolidated financial statements. There are no significant intersegment sales or transfers.

    The following tables present information about reported segment operations.

                                                                                Year Ended December 31, 1999
----------------------------------------------------------------------------------------------------------------------
(In Millions)                                               North America             International           Total
----------------------------------------------------------------------------------------------------------------------
Revenues                                                    $  1,934                  $    131                $  2,065
Depreciation, depletion and amortization                         560                        57                     617
Impairment of oil and gas properties                             225                       --                      225
Operating income (loss)                                          449                       (21)                    428
Additions to properties                                     $    797                  $    148                $    945
----------------------------------------------------------------------------------------------------------------------

                                                                                Year Ended December 31, 1999
----------------------------------------------------------------------------------------------------------------------
(In Millions)                                               North America             International           Total
----------------------------------------------------------------------------------------------------------------------
Revenues                                                    $  1,860                  $    149                $  2,009
Depreciation, depletion and amortization                         601                        67                     668
Impairment of oil and gas properties                             706                       --                      706
Operating income                                                (233)                      (38)                   (271)
Additions to properties                                     $  1,653                  $    136                $  1,789
----------------------------------------------------------------------------------------------------------------------


[BACKGROUND GRAPHICS]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                       Year Ended December 31, 1997
---------------------------------------------------------------------------------------------------------------------------
(In Millions)                                               North America             International           Total
---------------------------------------------------------------------------------------------------------------------------
Revenues                                                    $  2,170                  $    205                $  2,375
Depreciation, depletion and amortization                         579                        75                     654
Operating income                                                 794                        53                     847
Additions to properties                                     $  1,409                  $    228                $  1,637
---------------------------------------------------------------------------------------------------------------------------

    The following is a reconciliation of segment operating income (loss) to consolidated income (loss) before income taxes.

                                                                                     Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------
(In Millions)                                                               1999               1998               1997
---------------------------------------------------------------------------------------------------------------------------
Total operating income (loss) for reportable segments                   $    428            $  (271)           $   847
Merger costs                                                                  37                 --                 80
Corporate expenses                                                           155                142                162
Interest expense                                                             211                193                174
Other expense (income)-- net                                                   2                 (8)               (39)
---------------------------------------------------------------------------------------------------------------------------
Consolidated income (loss) before income taxes                          $     23            $  (598)           $   470
===========================================================================================================================

    The following is a reconciliation of segment additions to properties to consolidated amounts.

                                                                                      Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------
(In Millions)                                                               1999               1998               1997
---------------------------------------------------------------------------------------------------------------------------
Total additions to properties for reportable segments                    $   945            $ 1,789           $  1,637
Administrative expenditures                                                   44                 50                 45
---------------------------------------------------------------------------------------------------------------------------
Consolidated additions to properties                                     $   989            $ 1,839           $  1,682
===========================================================================================================================

    The following table presents revenues by geographic location.

                                                                                      Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------
In Millions                                                                 1999               1998               1997
---------------------------------------------------------------------------------------------------------------------------
USA                                                                       $1,527             $1,488             $1,795
Canada                                                                       407                372                375
Other International                                                          131                149                205
---------------------------------------------------------------------------------------------------------------------------
Consolidated revenues                                                     $2,065             $2,009             $2,375
===========================================================================================================================


[BACKGROUND GRAPHICS]

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


[BACKGROUND GRAPHICS]

REPORT OF INDEPENDENT ACCOUNTANTS



TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF BURLINGTON RESOURCES INC.

    In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheet and the related consolidated statements of income, cash flows and stockholders' equity present fairly, in all material respects, the financial position of Burlington Resources Inc. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of Poco Petroleums Ltd. on November 18, 1999 in a transaction accounted for as a pooling of interests, as described in
Note 2 to the consolidated financial statements. We did not audit the financial statements of Poco Petroleums Ltd., which statements reflect total assets of $1.3 billion and $1.1 billion as of December 31, 1999 and 1998, respectively, and total revenues of $407 million, $372 million and $375 million for the years ended December 31, 1999, 1998 and 1997, respectively. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Poco Petroleums Ltd., is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for the opinion expressed above.


/s/PricewaterhouseCoopers LLP


March 3, 2000
Houston, Texas


[BACKGROUND GRAPHICS]

BURLINGTON RESOURCES INC.
SUPPLEMENTARY FINANCIAL INFORMATION



SUPPLEMENTAL OIL AND GAS DISCLOSURES -- UNAUDITED
--------------------------------------------------------------------------------

    The supplemental data presented herein reflects information for all of the Company's oil and gas producing activities. Capitalized costs for oil and gas producing activities follow.

                                                                     December 31,
-------------------------------------------------------------------------------------------
(In Millions)                                                     1999              1998
-------------------------------------------------------------------------------------------
Proved properties                                             $ 12,516          $ 11,617
Unproved properties                                                318               326
-------------------------------------------------------------------------------------------
                                                                12,834            11,943
Accumulated depreciation, depletion and amortization             6,765             6,107
-------------------------------------------------------------------------------------------
    Net capitalized costs                                     $  6,069          $  5,836
===========================================================================================

    Costs incurred for oil and gas property acquisition, exploration and development activities follow.

                                                                          Year Ended December 31, 1999
---------------------------------------------------------------------------------------------------------------------------
                                                                                              Other
(In Millions)                                                USA            Canada        International     Worldwide
---------------------------------------------------------------------------------------------------------------------------
Property acquisition
    Unproved                                           $      12         $      18        $       2         $      32
    Proved                                                    69                66               --               135
Exploration                                                   88                67               66               221
Development                                                  319               140               80               539
---------------------------------------------------------------------------------------------------------------------------
        Total costs incurred                           $     488         $     291        $     148         $     927
===========================================================================================================================

                                                                          Year Ended December 31, 1998
---------------------------------------------------------------------------------------------------------------------------
                                                                                              Other
(In Millions)                                                USA            Canada        International     Worldwide
---------------------------------------------------------------------------------------------------------------------------
Property acquisition
    Unproved                                           $      92         $      16        $       6         $     114
    Proved                                                    23               410                4               437
Exploration                                                  315                95               96               506
Development                                                  491               150               30               671
---------------------------------------------------------------------------------------------------------------------------
        Total costs incurred                           $     921         $     671        $     136         $   1,728
===========================================================================================================================

                                                                          Year Ended December 31, 1997
---------------------------------------------------------------------------------------------------------------------------
                                                                                              Other
(In Millions)                                                USA            Canada        International     Worldwide
---------------------------------------------------------------------------------------------------------------------------
Property acquisition
    Unproved                                           $      93         $      41        $       5         $     139
    Proved                                                    54               126              160               340
Exploration                                                  241                74               48               363
Development                                                  539               164               15               718
---------------------------------------------------------------------------------------------------------------------------
        Total costs incurred                           $     927         $     405        $     228         $   1,560
===========================================================================================================================

BURLINGTON RESOURCES INC.
SUPPLEMENTARY FINANCIAL INFORMATION



    Results of operations for oil and gas producing activities follow.

                                                                          Year Ended December 31, 1999
---------------------------------------------------------------------------------------------------------------------------
                                                                                              Other
(In Millions)                                                USA            Canada        International     Worldwide
---------------------------------------------------------------------------------------------------------------------------
Revenues                                               $   1,479         $     404        $     124         $   2,007
---------------------------------------------------------------------------------------------------------------------------
Production costs                                             336               102               33               471
Exploration costs                                            129                39               46               214
Operating expenses                                           188                28               27               243
Depreciation, depletion and amortization                     435               107               54               596
Impairment of oil and gas properties                         225                --               --               225
---------------------------------------------------------------------------------------------------------------------------
                                                           1,313               276              160             1,749
---------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                      166               128              (36)              258
Income tax provision (benefit)                                63                61              (11)              113
---------------------------------------------------------------------------------------------------------------------------
Results of operations for oil and gas
    producing activities                               $     103         $      67        $     (25)        $     145
===========================================================================================================================

                                                                          Year Ended December 31, 1998
---------------------------------------------------------------------------------------------------------------------------
                                                                                              Other
(In Millions)                                                USA            Canada        International     Worldwide
---------------------------------------------------------------------------------------------------------------------------
Revenues                                               $   1,448         $     367        $     149         $   1,964
---------------------------------------------------------------------------------------------------------------------------
Production costs                                             343                90               43               476
Exploration costs                                            239                30               59               328
Operating expenses                                           177                18               32               227
Depreciation, depletion and amortization                     429               157               64               650
Impairment of oil and gas properties                          --               706               --               706
---------------------------------------------------------------------------------------------------------------------------
                                                           1,188             1,001              198             2,387
---------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                      260              (634)             (49)             (423)
Income tax provision (benefit)                                64              (259)             (11)             (206)
---------------------------------------------------------------------------------------------------------------------------
Results of operations for oil and gas
    producing activities                               $     196         $    (375)       $     (38)        $    (217)
===========================================================================================================================


                                                                          Year Ended December 31, 1997
---------------------------------------------------------------------------------------------------------------------------
                                                                                              Other
(In Millions)                                                USA            Canada        International     Worldwide
---------------------------------------------------------------------------------------------------------------------------
Revenues                                               $   1,747         $     372        $     205         $   2,324
---------------------------------------------------------------------------------------------------------------------------
Production costs                                             363                86               42               491
Exploration costs                                            234                25               25               284
Operating expenses                                           220                18               10               248
Depreciation, depletion and amortization                     422               143               75               640
---------------------------------------------------------------------------------------------------------------------------
                                                           1,239               272              152             1,663
---------------------------------------------------------------------------------------------------------------------------
Operating income                                             508               100               53               661
Income tax provision                                         103                43               27               173
---------------------------------------------------------------------------------------------------------------------------
Results of operations for oil and gas
    producing activities                               $     405         $      57        $      26         $     488
===========================================================================================================================

BURLINGTON RESOURCES INC.
SUPPLEMENTARY FINANCIAL INFORMATION


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


                                                    Oil (MMBbls)                               Gas (BCF)
---------------------------------------------------------------------------------------------------------------------------
                                                            Other                                       Other
                                                           Interna-     World-                         Interna-    World-
                                         USA      Canada    tional      wide       USA      Canada      tional     wide
---------------------------------------------------------------------------------------------------------------------------
PROVED DEVELOPED AND
    UNDEVELOPED RESERVES
    December 31, 1996                    275.0      61.4      30.8      367.2     5,908       892        323      7,123
    Revisions of previous estimates      (15.6)      3.2      (2.6)     (15.0)       68       (15)        (4)        49
    Extensions, discoveries
        and other additions               44.9       9.9        .3       55.1       913       231          1      1,145
    Production                           (24.6)     (7.7)     (7.2)     (39.5)     (583)     (140)       (26)      (749)
    Purchases of reserves in place         1.4       2.0      --          3.4       116       178        240        534
    Sales of reserves in place           (48.7)     (0.5)     --        (49.2)     (538)      (18)        --       (556)
---------------------------------------------------------------------------------------------------------------------------
December 31, 1997                        232.4      68.3      21.3      322.0     5,884     1,128        534      7,546
    Revisions of previous estimates       (8.4)      (.4)      1.6       (7.2)      (94)      (66)        (6)      (166)
    Extensions, discoveries
        and other additions               26.7      11.6      29.7       68.0       636       235         35        906
    Production                           (24.2)     (7.9)     (6.0)     (38.1)     (577)     (157)       (24)      (758)
    Purchases of reserves in place          .1       3.7      --          3.8        81       338          8        427
    Sales of reserves in place            --        (2.9)     --         (2.9)      (72)      (57)       (25)      (154)
---------------------------------------------------------------------------------------------------------------------------
December 31, 1998                        226.6      72.4      46.6      345.6     5,858     1,421        522      7,801
    Revisions of previous estimates       (9.0)     (1.9)      0.3      (10.6)      (52)      (20)        (2)       (74)
    Extensions, discoveries
        and other additions               19.0       4.7       2.0       25.7       554       164        384      1,102
    Production                           (20.9)     (7.1)     (4.8)     (32.8)     (543)     (156)       (32)      (731)
    Purchases of reserves in place          .5       1.0      --          1.5       138        53         --        191
    Sales of reserves in place            --        --        --         --          --        (9)        --         (9)
---------------------------------------------------------------------------------------------------------------------------
December 31, 1999                        216.2      69.1      44.1      329.4     5,955     1,453        872      8,280
===========================================================================================================================
PROVED DEVELOPED RESERVES
    December 31, 1996                    242.0      57.7      25.4      325.1     4,870       837        265      5,972
    December 31, 1997                    203.9      62.8      15.6      282.3     4,641     1,053        233      5,927
    December 31, 1998                    199.2      61.2      14.5      274.9     4,564     1,134        258      5,956
    December 31, 1999                    168.3      57.5      13.5      239.3     4,715     1,180        314      6,209

BURLINGTON RESOURCES INC.
SUPPLEMENTARY FINANCIAL INFORMATION


    A summary of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves is shown below. Future net cash flows are computed using year end sales prices, costs and statutory tax rates (adjusted for tax credits and other items) that relate to the Company's existing proved oil and gas reserves.


                                                                          Year Ended December 31, 1999
---------------------------------------------------------------------------------------------------------------------------
                                                                                            Other
(In Millions)                                             USA             Canada         International      Worldwide
---------------------------------------------------------------------------------------------------------------------------
Future cash inflows                                    $  17,568         $   4,184        $   2,840         $  24,592
    Less related future
        Production costs                                   4,778             1,140              778             6,696
        Development costs                                    661               279              604             1,544
        Income taxes                                       3,281               685              423             4,389
---------------------------------------------------------------------------------------------------------------------------
            Future net cash flows                          8,848             2,080            1,035            11,963
10% annual discount for estimated timing
    of cash flows                                          4,374               788              508             5,670
---------------------------------------------------------------------------------------------------------------------------
Standardized measure of discounted
    future net cash flows                              $   4,474         $   1,292        $     527         $   6,293
===========================================================================================================================


                                                                          Year Ended December 31, 1998
---------------------------------------------------------------------------------------------------------------------------
                                                                                           Other
(In Millions)                                             USA             Canada        International        Worldwide
---------------------------------------------------------------------------------------------------------------------------
Future cash inflows                                    $  13,840         $   3,363        $   1,912         $  19,115
    Less related future
        Production costs                                   3,761             1,076              773             5,610
        Development costs                                    617               282              296             1,195
        Income taxes                                       2,113               287              190             2,590
---------------------------------------------------------------------------------------------------------------------------
            Future net cash flows                          7,349             1,718              653             9,720
10% annual discount for estimated timing
    of cash flows                                          3,643               632              301             4,576
---------------------------------------------------------------------------------------------------------------------------
Standardized measure of discounted
    future net cash flows                              $   3,706         $   1,086        $     352         $   5,144
===========================================================================================================================

BURLINGTON RESOURCES INC.
SUPPLEMENTARY FINANCIAL INFORMATION



    A summary of the changes in the standardized measure of discounted future net cash flows applicable to proved oil and gas reserves follows.

                                                                               Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------
(In Millions)                                                   1999                     1998                      1997
---------------------------------------------------------------------------------------------------------------------------
January 1                                                $     5,144              $     5,789               $     8,593
---------------------------------------------------------------------------------------------------------------------------
Revisions of previous estimates
    Changes in prices and costs                                1,844                   (1,017)                   (4,723)
    Changes in quantities                                        (83)                    (135)                       16
    Changes in rate of production                                (92)                    (274)                     (422)
Additions to proved reserves
   resulting from extensions,
   discoveries and improved
   recovery, less related costs                                  723                      547                       741
Purchases of reserves in place                                   168                      183                       396
Sales of reserves in place                                        (6)                    (102)                     (691)
Accretion of discount                                            628                      737                     1,206
Sales of oil and gas, net of production costs                 (1,536)                  (1,488)                   (1,833)
Net change in income taxes                                      (815)                     435                     1,888
Other                                                            318                      469                       618
---------------------------------------------------------------------------------------------------------------------------
Net change                                                     1,149                     (645)                   (2,804)
---------------------------------------------------------------------------------------------------------------------------
December 31                                              $     6,293              $     5,144               $     5,789
===========================================================================================================================

QUARTERLY FINANCIAL DATA -- UNAUDITED


                                                     1999(c)                                      1998(c)
--------------------------------------------------------------------------------------------------------------------------------
(In Millions, Except
per Share Amounts)                     4th       3rd        2nd        1st         4th         3rd         2nd        1st
--------------------------------------------------------------------------------------------------------------------------------
Revenues                             $ 627      $ 547      $ 455      $ 436       $ 499       $  478       $492       $540
Operating Income (Loss)(a)(b)          (59)       155         86         54        (671)          58         73        127
Net Income (Loss)(a)(b)                (84)        61         24         --        (411)          13         16         61
Basic Earnings (Loss) per
    Common Share                      (.38)       .28        .11         --       (1.95)         .07        .07        .29
Diluted Earnings (Loss) per
    Common Share                      (.38)       .27        .11         --       (1.95)         .07        .07        .29
Cash Dividends Declared per
    Common Share                       .12        .11        .12        .11         .11          .12        .11        .12
Common Stock Price Range
    High                                39 1/4    46 3/4      47 5/8     42 5/16     43 1/8       44 1/2     49 5/8     49 1/2
    Low                              $  29 1/2  $ 35 5/8   $  38 3/8  $  29 1/2   $  32       $   29 7/16  $ 38 3/16  $ 38 15/16
================================================================================================================================

(a) During the fourth quarter of 1999, as a result of the Acquisition, the Company recorded a pretax charge of $37 million for severance and transaction costs ($26 million after tax).

(b) During the fourth quarter of 1999, as a result of a downward adjustment associated with the performance of certain properties, the Company recognized a non-cash, pretax charge of $225 million ($140 million after tax). During the fourth quarter of 1998, as a result of a weak market for oil and gas, the Company recognized a non-cash, pretax charge of $706 million ($390 million after tax).

(c) Amounts in periods prior to the Acquisition have been restated to include Poco.

BOARD OF DIRECTORS

John V. Byrne (1)
President Emeritus
Oregon State University

S. Parker Gilbert (2)
Former Chairman
Morgan Stanley Group Inc.

Laird I. Grant (1)
Former President, Chief Executive Officer
   and Chief Investment Officer
Rockefeller & Co., Inc.

John T. LaMacchia (2) (3)
President and Chief Executive Officer
CellNet Data Systems, Inc.

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

William E. Wall (2)
Of Counsel
Siderius Lonergan

(1) Audit Committee
(2) Compensation and Nominating Committee
(3) Executive Committee

OFFICERS

Bobby S. Shackouls
Chairman of the Board, President and
   Chief Executive Officer

H. Leighton Steward
Vice Chairman of the Board

John E. Hagale
Executive Vice President and Chief
   Financial Officer

L. David Hanower
Senior Vice President, Law and
   Administration

Randy L. Limbacher
President and Chief Executive Officer
Burlington Resources North America

John A. Williams
President and Chief Executive Officer
Burlington Resources International

Lee B. Backsen
Vice President, Domestic Exploration

Suzanne V. Baer
Vice President and Treasurer

Philip W. Cook
Vice President and Controller

Richard D. Dole
Vice President and Chief Financial Officer
Burlington Resources International

Mark E. Ellis
Vice President, San Juan Division

Richard E. Fraley
Vice President, London

C. Scott Kirk
Vice President, Marketing

Gregory M. Larberg
Executive Vice President and
   Chief Operating Officer
Burlington Resources International

Hunter L. Malson
Vice President, Gulf Coast Division

J. Terry McCoy
President
Burlington Resources Canada Energy Ltd.

Thomas B. Nusz
Vice President, Strategic Planning and
   Engineering

Frederick J. Plaeger
Vice President and General Counsel

Gavin H. Smith
Vice President, Corporate Affairs

William B. Usher
Vice President, Human Resources and
   Administration

Barry J. Winstead
Vice President, Mid-Continent Division

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

CORPORATE INFORMATION

Principal Corporate Office
Burlington Resources Inc.
5051 Westheimer, Suite 1400
Houston, Texas 77056
(713) 624-9500
http://www.br-inc.com

Annual Meeting
The Annual Meeting of Stockholders will be in Houston, Texas on April 19, 2000. Formal notice of the meeting will be mailed in advance.

Common Stock
Stock Exchange Listing
New York Stock Exchange
Symbol: BR

Stock Transfer Agent and Registrar
BankBoston, N.A.
c/o EquiServe
P.O. Box 8040
Boston, Massachusetts
02266-8040
(800) 736-3001
http://www.equiserve.com

Exchangeable Shares
Stock Exchange Listing
Toronto Stock Exchange
Symbol: BRX

Stock Transfer Agent and Registrar
CIBC Mellon Trust Company
P.O. Box 2517
Calgary, Alberta T2P 4P4
(800) 387-0825
http://www.cibcmellon.com

Additional copies of this Annual Report and the Company's Form 10-K filed with the Securities and Exchange Commission are available, without charge, by writing or calling:

Investor Relations
Burlington Resources Inc.
P.O. Box 4239
Houston, Texas 77210
(800) 262-3456

[PHOTO]

                   [photo of a hardhat & Background Graphics]

                          [BURLINGTON RESOURCES LOGO]

                          5051 WESTHEIMER, SUITE 1400
                              HOUSTON, TEXAS 77056